BRIGGS & STRATTON CORPORATION

2004
ANNUAL REPORT

LETTER TO SHAREHOLDERS

NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2004 ANNUAL REPORT TO SHAREHOLDERS ON FORM 10-K





HE POWER THAT
VORKS FO YOU
BRIGGS & STRATTON

Briggs & Stratton Corporation

The world's largest producer of air cooled gasoline engines.

Financial Highlights (in thousands, except per share data)

For The Fiscal Years Ended June 27, 2004, June 29, 2003 and June 30, 2002

	2004	2003	2002
Net Sales	**$ 1,947,364**	$ 1,657,633	$ 1,529,300
Income Before Provision for Income Taxes	**205,004**	118,578	80,510
Net Income	**136,114**	80,638	53,120
Basic Earnings Per Share	**6.01**	3.73	2.46
Diluted Earnings Per Share	**5.53**	3.49	2.36
Provision for Depreciation	**59,816**	58,325	61,091
Expenditures for Plant and Equipment	**52,962**	40,154	43,928
Cash Dividends Paid	**30,408**	27,709	27,219
Per Share	**1.32**	1.28	1.26
Shareholders' Investment	**817,595**	514,987	449,646
Per Share	**$ 32.05**	$ 23.66	$ 20.78
Return on Average Shareholders' Investment	**20.4%**	16.7%	12.2%
Economic Return on Capital	**13.3%**	11.4%	7.9%
Weighted Average Number of Shares of Common Stock Outstanding	**22,643**	21,639	21,615

Mission Statement

Providing **POWER** *for all People* BRIGGS & STRATTON®

We will create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will enhance our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products. In pursuing this mission, we will provide power for people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to our shareholders' investment.

BRIGGS & STRATTON

BRIGGS & STRATTON CORPORATION

August 26, 2004

Dear Shareholder:

By any measure, fiscal 2004 was an outstanding year for Briggs & Stratton. On behalf of the Company, I would like to thank our shareholders, customers, employees, suppliers, alliance partners, the communities in which we operate, and all our other stakeholders for the success we have achieved. It is this cooperative effort, that we call our Briggs & Stratton "big tent" concept, which is the key element of our strategy.

Overall, net income for the full fiscal year improved 69% to $136 million. This represents the third year in a row we have achieved double-digit earnings increases—a financial "three-peat." We earned record Economic Value Added (EVA®) for the fiscal year of $72 million and, just as important, our Power Products Group achieved positive EVA on schedule, justifying the price we paid for it three years ago.

In the process of achieving these financial accomplishments, we met a number of significant challenges this year. In a year where all areas of the business demanded a record level of product from us, we continued to carry out our role as a market leader and delivered the product the market demanded. Our market leadership position and the need to assure delivery of product caused us to increase our level of finished goods inventory at year-end because we anticipate an even stronger fiscal 2005. Manufacturing and operating cost increases tested our cost leadership discipline, but we overcame them with productivity and cost reduction programs in addition to efficient production of greater volumes of product. In addition, we will obtain future cost and capacity benefits from a new China production facility that we began constructing in fiscal 2004 and which will start production during fiscal 2005. In our efforts to remain at the forefront of product innovation, our Engine Products Group successfully introduced our updated low-cost Classic™ engine which meets the emissions requirements in all U.S. jurisdictions, and at the same time substantially increased capacity in response to strong market demand. Our Large Engine Division (riding mower and larger utility engines) reassumed its position as a strong EVA producer for the Company. Finally, our engineers and product development people successfully introduced exciting new products, like the "Fresh Start™" automatic fuel stabilizer and the 4-cycle micro engine.

We are pleased to report continued progress in the execution of our strategy to integrate more effectively with our customers. Recall that our approach is a shared strategy with our customers intended to meet the primary industry challenge of retail commoditization pressures. It involves creating a very compelling value proposition for consumers of our products by more closely integrating with our retail and OEM customers on the operational, sales and marketing fronts, more effectively utilizing our strong brand by pushing it forward to ultimate consumers for your benefit and the benefit of our customers, engaging our industry leading service network in a more effective customer support effort, and extending our cost leadership value discipline to end product markets.

During the fiscal year, we began an important initiative in the service element of our strategy with the rationalization of our distributor network and the cooperative development with our key distributors of a superior low-cost retail service and product return solution. We continued to expand the range of products carrying the Briggs & Stratton Power Products brand, and we made remarkable strides in bringing our cost leadership operating discipline to our Power Products Group operations. We recently concluded a strategic alliance with The Toro Company to cooperatively produce 2-cycle, single-stage snow thrower engines. Toro is an important strategic partner, and we welcome this opportunity to extend our reach into the snow thrower market with them. Finally, we extended our power play strategy to the lawn and garden market with the Simplicity/Snapper acquisition, which was completed shortly after the end of the fiscal year.

EVA® is a registered trademark of Stern Stewart & Co.

The Simplicity/Snapper acquisition is worthy of more extensive comment, as it represents our Company's first attempt to serve the lawn and garden industry directly. The most frequent question we receive is: Does this initiative place us at cross-purposes with our extensive lawn and garden customer base? In addressing this, we should first respond to the ultimate question: Why did Briggs & Stratton acquire Simplicity/Snapper? First, Snapper has been shown by our consumer research to be one of the top five brands of both rider and walk-behind mowers in the minds of consumers. We believe we can mine that value through cooperative arrangements with our traditional OEM customers. Simplicity is a solid regional premium brand with a strong dealer sales network. We believe this represents an important channel for the marketing of our Power Products Group offerings, including gensets, pressure washers, outboard motors and other end products. Simplicity is a quality producer and one of the leading innovators in the category. We can bring these high value innovations to our products and those of our key customers for mutual benefit. Finally, the Ferris division of Simplicity is a leading player in the commercial turf industry, which we have found to be a very compelling business.

So what does this all say to our traditional OEM power products customers? If important consumer brands become available in the market place, we will invest in acquiring those brands on behalf of our key customers and ourselves. If our customers are interested in cooperative product development initiatives, we are prepared to make the required investments. If our customers wish to pursue investments in efficient capacity of high value consumer products, we are an interested partner. If our customers see integrating efficiencies in a merger of complementary industry players, we are prepared to support such business combinations as a co-investor and, if our customers are so disposed, we will invest in cooperative marketing initiatives that have a high probability of producing a positive economic value.

We have a major stake in the success of our traditional OEM power products customers, and we are committed to developing high-value relationships with them for mutual benefit.

Outlook for 2005

We maintain a very positive outlook for the upcoming year. It is our belief that both the domestic and international lawn and garden markets had a good retail selling season which left inventories at levels which should benefit us next year. At this time we believe we will retain our market leadership position in all segments of our existing businesses and the Simplicity acquisition will be accretive immediately. We will maintain our focus on cost leadership and anticipate that a combination of cost reduction programs and price increases will offset the higher costs of raw material that we expect to experience in fiscal 2005.

We will strive to meet the improved top and bottom line results we have projected, and we plan on doing it with that same level of cooperative spirit that I recounted in describing our success in fiscal 2004.

Once again, thanks to all the stakeholders who have made this year a great success.

John S. Shiely
Chairman, President and Chief Executive Officer

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (in thousands):

	2004	2003	2002
Return on Operations			
Income from operations	**$ 234,209**	$ 149,922	$ 116,252
Adjust for:			
Other income without interest	**5,490**	6,545	6,502
Increase (decrease) in:			
Bad debt reserves	**(196)**	77	104
LIFO reserves	**4,103**	2,551	(6,372)
Warranty accrual	**(4,442)**	1,244	(1,134)
Adjusted operating profit	**239,164**	160,339	115,352
Cash taxes (1)	**69,065**	27,833	22,903
Net adjusted cash operating profit after taxes	**$ 170,099**	$ 132,506	$ 92,449
Weighted Average Capital Employed (2)	**$ 1,278,586**	$ 1,164,605	$ 1,176,483
Economic Return on Capital	**13.3%**	11.4%	7.9%
Cost of Capital (3)	**7.7%**	8.4%	8.7%
Economic Value Added (Lost)	**$ 71,648**	$ 34,679	$ (9,905)

(1) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(2) Twelve month weighted average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus deferred taxes.

(3) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

BRIGGS & STRATTON CORPORATION

12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at the Amway Grand Plaza, 187 Monroe NW, Grand Rapids, Michigan, on Wednesday, October 20, 2004, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(1) To elect three directors to serve for three-year terms expiring in 2007;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the company's independent auditors;

(3) To amend the company's Articles of Incorporation to increase the number of authorized shares of common stock;

(4) To consider and vote upon a proposal to amend and restate the Briggs & Stratton Corporation Incentive Compensation Plan; and

(5) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors.

Wauwatosa, Wisconsin
September 13, 2004

ROBERT F. HEATH, Secretary

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Amway Grand Plaza is located 20 miles northwest of the airport in downtown Grand Rapids, I-96 exit at Ottawa.

Proxy Statement

* * * * *

GENERAL INFORMATION

This Proxy Statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton Corporation ("Briggs & Stratton" or the "company") to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 20, 2004 at the Amway Grand Plaza, 187 Monroe NW, Grand Rapids, Michigan. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This Proxy Statement and the form of proxy will be mailed to shareholders on or about September 13, 2004.

Who Can Vote?

Shareholders of record at the close of business on August 25, 2004 are entitled to notice of and to vote at the meeting. On August 25, 2004, Briggs & Stratton had outstanding 25,612,270 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 5:00 p.m. Eastern Daylight Time on October 19, 2004.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented at the meeting is required for the election of directors. For each of Proposals 2 and 3, the affirmative vote of a majority of the votes represented at the meeting is required for approval. For Proposal 4, the affirmative vote of a majority of the votes represented at the meeting is required for approval, provided that the total vote cast on the proposal represents over 50% of the shares entitled to vote on the proposal. A vote withheld from the election of directors or an abstention with respect to the other proposals will count toward the quorum requirement and will have the effect of a vote against the director nominee or nominees, or such other proposal. A broker non-vote will count toward the quorum requirement and will have the effect of a vote against Proposals 3 and 4. The Inspectors of Election appointed by the Board of Directors count the votes and ballots.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation, by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Innisfree M&A Incorporated to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $9,000 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

1. ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2007. Six directors will continue to serve for the terms designated in the following General Information Table. All directors are elected subject to the Bylaw restriction that they may not serve beyond the Annual Meeting following attainment of age 72.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

General Information About the Nominees and Directors

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
Nominees for Election at the Annual Meeting (Class of 2007):	



WILLIAM F. ACHTMEYER, 49 Chairman and Managing Partner of The Parthenon Group, a leading strategic advisory and principal investment firm. Mr. Achtmeyer was identified as a possible candidate by the Chief Executive Officer.	2003



DAVID L. BURNER, 65 (2) (4) Retired Chairman of Goodrich Corporation, an aircraft systems and services company. Chairman and Chief Executive Officer from 1997-2003. Director of Progress Energy, Inc., Milacron Inc., Lance, Inc. and Engelhard Corporation.	2000



MARY K. BUSH, 56 President of Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters. Director of Brady Corporation, Millennium Chemicals Inc. and Mortgage Guaranty Insurance Corporation, and trustee of the Pioneer Family of Mutual Funds. Ms. Bush was identified as a possible candidate by the Chief Executive Officer.	2004

Footnotes (1), (2), (3) and (4) are on page 3.

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director

Incumbent Directors (Class of 2006):



ROBERT J. O'TOOLE, 63 (2) (4) — 1997

Chairman of the Board, President and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters. Director of Factory Mutual Insurance Co., Marshall & Ilsley Corporation and A.O. Smith Corporation.



JOHN S. SHIELY, 52 (3) — 1994

Chairman (2003), President and Chief Executive Officer of Briggs & Stratton since July 1, 2001; previously President and Chief Operating Officer. Director of Marshall & Ilsley Corporation, Quad/Graphics, Inc. and Cleveland Rock & Roll, Inc. (corporate board of the Rock & Roll Hall of Fame and Museum). Mr. Shiely's brother, Vincent R. Shiely, is Vice President & General Manager – Engine Products Group of Briggs & Stratton.



CHARLES I. STORY, 50 (1) (3) — 1994

President and Chief Executive Officer, INROADS, Inc., an international non-profit training and development organization which prepares talented minorities for careers in business and engineering. Director of INROADS, Inc. and ChoicePoint Inc. Advisory Director of AmSouth Bank.

Incumbent Directors (Class of 2005):



JAY H. BAKER, 70 (1) (2) — 1999

Retired. President of Kohl's Corporation, an operator of family oriented, specialty department stores, until 2000. Director of Kohl's Corporation.



MICHAEL E. BATTEN, 64 (1) (3) (4) — 1984

Chairman and Chief Executive Officer of Twin Disc, Incorporated, manufacturer of power transmission equipment. Director of Twin Disc, Incorporated, Sensient Technologies Corporation and Walker Forge, Inc.



BRIAN C. WALKER, 42 (2) — 2002

President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services. President and Chief Operating Officer from 2003-2004, and President of Herman Miller, N.A. from 1999-2003; previously Chief Financial Officer. Director of Herman Miller, Inc.

Committee Membership: (1) Nominating & Governance, (2) Compensation, (3) Executive, (4) Audit.

Corporate Governance

The Board of Directors is responsible for providing oversight of the affairs of the company for the benefit of shareholders. The Board has adopted corporate governance guidelines and has approved a code of business conduct and ethics applicable to all directors, officers and employees. The Board's Corporate Governance Guidelines and the Briggs & Stratton Business Integrity Manual can be viewed in the Shareholder Relations section of the company's website (*www.briggsandstratton.com*).

Director Selection Procedures. The Nominating & Governance Committee selects director nominees in accordance with the following procedures:

- Review the qualifications of existing Board members
- Determine qualifications desired in new director(s)
- Solicit suggestions from the Chief Executive Officer and directors on potential candidates
- Consider candidates recommended by security holders
- Retain search consultant as needed to identify candidates
- Evaluate qualifications of all candidates recommended for consideration
- Contact preferred candidate(s) to assess their interest
- Interview preferred candidate(s) to assess their qualifications
- Recommend candidate(s) for consideration by the Board

The Committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Secretary of the company and state the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. Recommendations must be received not later than 120 calendar days preceding the date of release of the prior year's proxy statement. The company has not received any shareholder recommendations of director candidates with regard to the election of directors covered by this Proxy Statement or otherwise. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the company's Bylaws. A copy of the Bylaws may be obtained from the company's Secretary. For consideration at the 2005 annual meeting, direct nominations must be received by the Secretary no earlier than July 5, 2005 and no later than July 30, 2005.

Director Selection Criteria. The Nominating & Governance Committee recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. Nominees must meet the following minimum criteria:

- A strong commitment to integrity
- Common sense and good judgment
- Relevant professional or business knowledge
- A record of accomplishment in prior positions
- The time and interest to attend and participate in Board meetings

Director Independence. A majority of directors must meet the criteria for independence established by the Board in accordance with the rules of the New York Stock Exchange. A director will not qualify as independent unless the Board determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. On the recommendation of the Nominating & Governance Committee, the Board has adopted the following categorical standards to form the basis for the Board's independence determinations.

- The Board makes determinations of director independence based on all relevant facts and circumstances concerning a director's relationships with the company, including commercial, banking, consulting, charitable and family relationships. The Board shall not consider a director to be independent if the director has a relationship with the company that prevents independence under the NYSE rules.
- The following commercial and charitable relationships will be considered to be immaterial relationships that do not impair a director's independence: (1) the director or an immediate family member is an officer, employee, partner or significant owner of a company or organization that makes payments to, or receives payments from, Briggs & Stratton for property or services in an amount which, in any single fiscal year, is less than the greater of $500,000 or 1% of such other company's consolidated gross revenues, and (2) the director is an officer, director or trustee of a charitable organization which receives contributions from Briggs & Stratton and the Briggs & Stratton Corporation Foundation, Inc. that aggregate less than the greater of $500,000 or 1% of such organization's consolidated gross revenues in any single fiscal year out of the preceding three fiscal years.

In August 2004, the Nominating & Governance Committee and the Board evaluated the relationships between each director and the company and determined that Messrs. Achtmeyer, Baker, Batten, Burner, Bush, O'Toole, Story and Walker are independent. The Committee and the Board also determined that Messrs. Batten, Burner and O'Toole meet the requirements established by the U.S. Securities & Exchange Commission for independence of audit committee members.

Board Executive Sessions. The non-management directors of the Board regularly meet alone without any members of management being present. Mr. Batten, the Chair of the Nominating & Governance Committee, is the presiding director at these sessions. In fiscal year 2004, there were two executive sessions of the Board.

Meeting Attendance. Directors are expected to attend all regularly-scheduled Board meetings and the annual meeting of shareholders. In fiscal year 2004, there were five meetings of the Board, and each director attended at least 75% of the total number of meetings held by the Board of Directors and the committees on which he or she served (during the periods that he or she served). In addition, each member of the Board attended the 2003 annual meeting of shareholders.

Board Committees. The Board has established four committees to assist it in fulfilling its responsibilities. Each committee member is nominated by the Nominating & Governance Committee and appointed by the Board.

Audit Committee. The Audit Committee is composed of Messrs. O'Toole (chair), Batten and Burner. Each member of the Committee has been determined by the Board to be independent under the rules of the SEC and NYSE and to satisfy the requirements for an audit committee financial expert under the SEC rules. In addition, the Board has determined that Mr. Burner's service on the audit committees of four other public companies does not impair his ability to effectively serve on the Audit Committee.

The Audit Committee's primary duties and responsibilities are to (1) monitor the integrity of the company's financial statements and review with the independent accountants the audited financial statements and their report, (2) retain independent public accountants to audit the company's books and accounts, (3) oversee the independence and performance of the company's internal and external auditors, (4) review and approve non-audit services performed by the independent public accountants, (5) review the accountants' recommendations on accounting policies and internal controls, (6) review internal accounting and auditing procedures, and (7) monitor the company's compliance with legal and regulatory requirements. The Committee may delegate pre-approval authority concerning audit and non-audit services to the chair of the Committee, which if exercised shall be reported to the Committee at its next scheduled meeting. The Audit Committee charter is attached as Exhibit A and is available on the company's website. The Audit Committee held eight meetings during fiscal year 2004.

Compensation Committee. The Compensation Committee is composed of Messrs. Burner (chair), Baker, O'Toole and Walker. Each member has been determined by the Board to be independent under the rules of the NYSE.

The Compensation Committee (1) reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance and sets the CEO's compensation, (2) reviews the compensation and benefits provided to executive officers and makes recommendations to the Board as to salary levels and benefits, (3) reviews and recommends to the Board the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees, (4) administers the company's incentive compensation plans for senior executives, (5) reviews the company's management succession plan, and (6) prepares an annual report on executive compensation. The Compensation Committee charter is available on the company's website. The Compensation Committee held four meetings during fiscal year 2004.

Nominating & Governance Committee. The Nominating & Governance Committee is composed of Messrs. Batten (chair), Baker and Story. Each member has been determined by the Board to be independent under the rules of the NYSE.

The Nominating & Governance Committee (1) proposes to the Board a slate of nominees for election by the shareholders at the annual meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements, (2) reviews candidates recommended by shareholders for election to the Board, (3) develops plans regarding the size and composition of both the Board and Committees, and (4) monitors and makes recommendations to the Board concerning corporate governance matters. The Nominating & Governance Committee charter is available on the company's website. The Committee held five meetings during fiscal year 2004.

Executive Committee. The Executive Committee is composed of Messrs. Batten, Story and Shiely. The Committee is authorized to exercise the authority of the Board in the management of the business and the affairs of the company between meetings of the Board, except as provided in the Bylaws. The Executive Committee held one meeting during fiscal year 2004.

Director Compensation. Each nonemployee director receives an annual retainer fee of $20,000, an annual award of 200 shares of Briggs & Stratton common stock, a fee of $1,500 for each Board or Committee meeting attended, and a fee of $250 for participating in any written consent resolution. The Chairs of the Audit, Compensation and Nominating & Governance Committees receive an additional annual retainer fee of $3,000.

Under the Deferred Compensation Plan for Directors, nonemployee directors may elect to defer receipt of all or a portion of their directors' fees until any date but no later than the year in which the director attains the age of 73 years. Participants may elect to have cash deferred amounts either: (1) credited with interest quarterly at 80% of the prevailing prime rate or (2) converted into common share units, based on the deferral date closing price of Briggs & Stratton's common stock. Shares of Briggs & Stratton common stock deferred will be credited to a common stock account. Any balance in either the common stock account or the common share unit account will be credited with an amount equivalent to any dividend paid on Briggs & Stratton's common stock, which will be converted into additional common share units. The balance in the common stock account will be distributed in shares of Briggs & Stratton common stock. Common share units may be distributed in cash or stock at the election of the directors. All other distributions will be paid in cash. Nonemployee directors are also provided with $150,000 of coverage under Briggs & Stratton's Business Travel Accident Plan while on corporate business.

For fiscal year 2004 and preceding years, nonemployee directors participated in a Director's Leveraged Stock Option Plan (the "Plan"). In general, the Plan is structured so that a fair return must be provided to Briggs & Stratton's shareholders before the stock options become valuable. The options are premium priced (the exercise price equals the exercise price for options granted under the Leveraged

Stock Option Program for Senior Executives), become exercisable three years after the grant date, and expire ten years after the grant date. The number of stock options awarded to each nonemployee director is determined by reference to the Company Performance Factor achieved under the Economic Value Added Incentive Compensation Plan ("EVA® Plan"). When performance reaches target under the EVA Plan, each nonemployee director is awarded options to purchase 2,000 shares. Performance exceeding target results in additional shares granted on a sliding scale, and performance less than target results in no option grants. There were 35,000 stock options granted to nonemployee directors for fiscal year 2004. For fiscal year 2005 and subsequent years, the Plan has been modified so that nonemployee directors receive options to purchase 2,000 shares without regard to the Company Performance Factor, the exercise price of the options is 110% of the fair market value of the company's stock on the grant date, and the options become exercisable three years after the grant date and expire five years after the grant date.

Nonemployee directors are encouraged to use company products to enhance their understanding and appreciation of the company's business. Directors may receive up to $10,000 annually of company products and products powered by the company's engines and motors. The value of the products is included in the directors' taxable income, and the company reimburses directors for applicable tax liability associated with the receipt of products. In fiscal year 2004, Mr. Batten received $918 to cover the purchase of products and the associated tax liability, Mr. Burner received $1,473, and Mr. Walker received $8,134.

Communication with Directors. The Board has established a process for security holders to communicate with the Board, its non-management directors as a group or its presiding director. Such communications should be addressed to the Secretary of the company, who will forward the communication directly to the presiding director.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three nonemployee directors. The Committee acts under a written Audit Committee Charter adopted by the Board of Directors, which is attached as Exhibit A. Each member of the Audit Committee is an audit committee financial expert and is independent under the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board has determined that Mr. Burner's service on the audit committees of four other public companies will not impair his ability to effectively serve on the Audit Committee.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of Briggs & Stratton's audited financial statements to generally accepted accounting principles. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed Briggs & Stratton's audited financial statements with management and Deloitte & Touche LLP, the Company's independent auditors. The Audit Committee has discussed with the independent auditors the matters related to the conduct of the audit required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee also discussed with the independent auditors the quality and adequacy of the company's internal controls.

In addition, the Audit Committee has received from Deloitte & Touche LLP the written disclosures of all relationships between Briggs & Stratton and Deloitte & Touche LLP that may bear on independence and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and has discussed with that firm its independence.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended June 27, 2004 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors.

Robert J. O'Toole, Chairman
Michael E. Batten
David L. Burner

INDEPENDENT AUDITOR'S FEES

During fiscal year 2003 and 2004, Briggs & Stratton retained Deloitte & Touche LLP to provide services for which it billed the following fees:

	2004	2003
Audit Fees	$ 306,430	$ 222,729
Audit-Related Fees	93,100	34,000
Tax Fees	162,684	159,233
All Other Fees	0	15,671
Total Fees	$ 562,214	$ 431,633

Audit-Related Fees include fees related to Sarbanes-Oxley readiness reviews and benefit plan audits. Tax Fees include fees for tax compliance reviews and the preparation of tax returns. All Other Fees include consulting services related to human resource matters. The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

2. RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as the company's independent auditors for the year ending July 3, 2005. The Committee has directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the company's independent auditors is not required by the Bylaws or otherwise. However, the Committee and Board are submitting the selection of PricewaterhouseCoopers LLP for ratification because they value the shareholders' views on the company's independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may direct the appointment of a different independent accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the company and its shareholders.

The Audit Committee and Board recommend a vote FOR this proposal.

PERFORMANCE GRAPH

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 1999 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices



$200
$160
$120
$80
$40
$0
6/99
6/00
6/01
6/02
6/03
6/04

	6/99	6/00	6/01	6/02	6/03	6/04
♦ Briggs & Stratton	100.00	60.90	77.18	72.46	98.42	175.65
● S&P Smallcap 600	100.00	114.38	127.10	127.45	122.88	166.20
X S&P Machinery (diversified)	100.00	78.21	87.38	97.46	96.11	140.32

* Total return calculation is based on compounded monthly returns with reinvested dividends.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays Global Investors 48 Fremont Street San Francisco, California 94105	1,502,444 (a)	5.87%
Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, New York 10036	1,338,801 (b)	5.23%
LSV Asset Management 1 N. Wacker Drive, Ste 4000 Chicago, Illinois 60606	1,130,531 (c)	4.41%

(a) Barclays Global Investors reports that as of December 31, 2003 it had sole voting power and sole dispositive power with respect to 1,389,540 shares.

(b) Marsh & McLennan Companies, Inc. reports that as of December 31, 2003 it had shared voting power and shared dispositive power with respect to 1,338,801 shares.

(c) LSV Asset Management reports that as of December 31, 2003 it had sole voting power with respect to 822,131 shares and sole dispositive power with respect to 1,069,031 shares.

Amounts for 5% shareholders are reported as of the date such shareholders reported such holdings in filings under the Securities Exchange Act of 1934 unless more recent information was provided. Beneficial ownership is determined in accordance with SEC Rule 13d-3 for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, nominee and named executive officer, and by all directors and executive officers as a group, as of August 25, 2004.

			Nature of Beneficial Ownership		
Directors and Executive Officers	Total No. of Shares Beneficially Owned	Percent of Class	Sole Voting and Investment Power	Shared Voting and Investment Power	Sole Voting Power Only
William F. Achtmeyer	200	*	200	0	0
Jay H. Baker	5,800 (a)	*	3,900	1,900	0
Michael E. Batten	7,925 (a)	*	7,925	0	0
James E. Brenn	158,866 (a)(b)	*	63,096	92,770	3,000
David L. Burner	800 (c)	*	800	0	0
Mary K. Bush	0	*	0	0	0
Paul M. Neylon	66,123 (a)	*	63,123	0	3,000
Robert J. O'Toole	8,000 (a)	*	8,000	0	0
Stephen H. Rugg	6,584 (a)	*	6,584	0	0
Thomas R. Savage	63,318 (a)	*	60,318	0	3,000
John S. Shiely	509,695 (a)(d)	2.0	215,695	294,000	0
Charles I. Story	7,995 (a)	*	6,995	1,000	0
Brian C. Walker	400	*	400	0	0
All directors and executive officers as a group (22 persons including the above named persons)	1,029,107 (a)(b)(c)(d)	3.9	625,333	389,774	14,000

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Baker (3,000 shares), Mr. Batten (6,000 shares), Mr. Brenn (59,003 shares), Mr. Neylon (48,300 shares), Mr. O'Toole (6,000 shares), Mr. Rugg (800 shares), Mr. Savage (57,410 shares), Mr. Shiely (167,020 shares), Mr. Story (6,000 shares), and all directors and executive officers as a group (525,158 shares).

(b) Includes 80,000 shares in the Briggs & Stratton Retirement Plan. Mr. Brenn shares beneficial ownership of these shares through joint voting and investment power.

(c) Does not include phantom stock units acquired through deferral of director fees under the Deferred Compensation Plan for the following Director: Mr. Burner – 3,873.

(d) Includes 294,000 shares in the Briggs & Stratton Corporation Foundation, Inc. Mr. Shiely shares beneficial ownership through joint voting and investment power.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and certain officers of Briggs & Stratton to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the Securities and Exchange Commission. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal 2004 were accomplished in a timely manner.

COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Briggs & Stratton's Compensation Committee consists of four independent directors responsible for considering and approving compensation arrangements for senior management, including its chief executive officer and other executive officers. Each member of the Committee has been determined by the Board of Directors to be independent under the rules of the New York Stock Exchange.

The objectives of the Committee in establishing compensation arrangements for senior management are to (1) attract and retain key executives who are important to the continued success of Briggs & Stratton and its operating units, and (2) provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The primary components of Briggs & Stratton's executive compensation program for fiscal year 2004 were base salary, incentive compensation bonus and incentive stock options. Commencing with fiscal year 2005, the Committee has modified the executive compensation program by adding a ceiling and floor to accrued bonuses, linking an executive's stock option award to his or her target annual bonus, and establishing a program for making restricted stock awards based on an executive's actual cash bonus.

The Committee believes that:

- Briggs & Stratton's incentive plans provide very strong incentives for management to increase shareholder value;
- Briggs & Stratton's pay levels are appropriately targeted to attract and retain key executives; and
- Briggs & Stratton's total compensation program is a cost-effective strategy to increase shareholder value.

Base Salary

The Committee reviews officers' base salaries annually. Salaries are based on level of responsibility and individual performance. It is the Committee's objective that base salary levels, in the aggregate, be at or modestly above competitive salary levels. A competitive salary level is the average for similar responsibilities in similar companies. In setting base salaries for fiscal year 2004, the Committee reviewed compensation survey data provided by its outside consultant, Hewitt Associates LLC, for a Comparator Group of companies in the general sales dollar size range and broad industry sector as Briggs & Stratton. This group is not the same group of companies included in the S&P Machinery Index. The Committee determined that the salary levels set would achieve the Committee's objective. As a result of this process, Mr. Shiely, as Chief Executive Officer, received a base salary of $737,768 in fiscal year 2004.

Incentive Cash Bonus

Briggs & Stratton maintains an Economic Value Added ("EVA") Incentive Compensation Plan (the "EVA Plan"). The purpose of the EVA Plan is to provide incentive cash compensation to key employees, including all executive officers, in a form relating financial reward to an increase in the value of Briggs & Stratton to its shareholders.

In general, EVA is net operating profit after taxes, less a capital charge. The capital charge is intended to represent the return expected by the providers of the firm's capital and is the weighted average cost of (1) equity capital based on a 10-year Treasury Bond yield plus the product of a historical equity risk premium and the business risk index for Briggs & Stratton, and (2) debt capital equal to actual after-tax debt cost. EVA improvement is the financial performance measure most closely correlated with increases in shareholder value.

Under the EVA Plan, the Accrued Bonus for a participant in any fiscal year is equal to the aggregate of 30% of the Company Performance calculation (Base Salary x Target Incentive Award x Company

Performance Factor) plus 70% of the Individual Performance calculation (Base Salary x Target Incentive Award x Individual Performance Factor), with no more than 15% of the Accrued Bonus attributable to Non-Quantifiable Individual Performance Factors. The intent of the EVA Plan is to reward executives based on their ability to continuously improve the amount of EVA earned on behalf of shareholders.

The Company Performance Factor is based on the amount of improvement or deterioration in EVA. If the annual EVA is in excess of the Target EVA, the Company Performance calculation will produce an amount in excess of the Target Incentive Award. If the annual EVA is less than the Target EVA, the Company Performance calculation will produce an amount less than the Target Incentive Award. For fiscal year 2004, with respect to all of the executives named in the Summary Compensation Table, the Committee determined that the Individual Performance Factor would be the same as the Company Performance Factor. Individual target incentive awards under the EVA Plan ranged from 20% to 100% of base compensation, and Mr. Shiely's individual target incentive award was 100%. There was no cap and no floor on the accrued bonus for fiscal year 2004, except that the company's Stock Incentive Plan limits the bonus payable to an individual in any year to $1 million. For future years the Committee has established a cap of three times an executive's Target Incentive Award, subject to a $3 million limit to be approved by shareholders, and a floor of negative one times the executive's Target Incentive Award. The Target EVA is the average of the Target EVA and Actual EVA for the prior EVA Plan year plus an Expected Improvement. For fiscal year 2004, Expected Improvement was $2 million, and the Target EVA was $9,057,000. For future years, the Committee has decided to simplify EVA calculations by eliminating the $2 million annual Expected Improvement.

The Individual Performance Factor, which is determined by the executive to whom the participant reports subject to approval by the Committee, is the weighted average of one or more quantifiable or non-quantifiable factors called Supporting Performance Factors. Supporting Performance Factors represent an achievement percentage continuum that generally ranges from 50% to 150% of the individual target award opportunity and are enumerated from 0.5 to 1.5 based on this range. If approved by the Committee, Supporting Performance Factors are uncapped if they are the same as the Company Performance Factor or are based on divisional EVA.

The EVA bonus plan provides the powerful incentive of a significant bonus opportunity, but also uses a "Bonus Bank" to ensure that extraordinary EVA performance is sustained before extraordinary bonus awards are paid out. A Bonus Bank account is considered at risk, given that in any year the accrued bonus is negative, the negative bonus amount is subtracted from the outstanding Bonus Bank balance, and that extraordinary EVA performance must be sustained for several years to ensure full payout of the accrued bonus. The Bonus Bank applies to senior executives designated by the Committee under the EVA Plan. All of the company's executive officers, including those named in the Summary Compensation Table, were designated as senior executives for fiscal year 2004.

For fiscal year 2004, any accrued bonus in excess of 125% of the Target Incentive Award was added to the senior executive's outstanding Bonus Bank balance. The bonus paid was equal to the accrued bonus for the year, up to a maximum of 125% of the target bonus, plus 33% of the Bonus Bank balance. Since the Company Performance Factor for fiscal year 2004 was 2.53, Mr. Shiely was designated to receive a bonus of $1,233,843, of which $233,843 was awarded contingent upon shareholder approval of the company's Incentive Compensation Plan at the 2004 annual meeting of shareholders. If a senior executive had a negative Bonus Bank balance at the end of fiscal year 2004, the bonus paid was limited to the accrued bonus up to a maximum of 75% of the target bonus with the remainder of the accrued bonus offsetting the negative balance in the Bonus Bank. In future years, the Committee has decided to require bonus banking where the accrued bonus exceeds 100% of the target bonus.

On termination of employment due to death, disability or retirement, the available balance in the Bonus Bank will be paid to the terminating executive or his designated beneficiary or estate. Executives who voluntarily leave to accept employment elsewhere or who are terminated for cause will forfeit any positive available balance. An executive is not expected to repay negative balances upon termination or retirement.

Incentive Equity Compensation

In 1990 shareholders approved the Stock Incentive Plan ("SIP"). The SIP authorizes the Committee to grant to officers and other key employees stock incentive awards in the form of one or any combination of the following: stock options, stock appreciation rights, deferred stock, restricted stock and stock purchase rights. Since fiscal year 1994, the sole form of options granted under the SIP has been leveraged stock options ("LSOs"), which are Incentive Stock Options or Non-Qualified Stock Options.

In 1999 shareholders approved an increase in the shares authorized for issuance under the SIP and provided that all stock options granted under the SIP would continue to be premium priced LSOs. LSO grants that are presently outstanding become exercisable three years after the date of grant, have exercise prices that were set at a compound growth rate covering a period of three or five years, and expire seven or ten years after the date of grant. The maximum number of LSOs allowed to be granted for any fiscal year is 600,000. If the calculation described below produces more than 600,000 LSOs in any year, LSOs granted to all senior executives for that year are reduced pro-rata based on proportionate Total Bonus Payouts under the EVA Plan. The amount of reduction is carried forward to subsequent years and invested in LSOs to the extent the annual limitation is not exceeded in future years.

On April 20, 2004 the Committee decided to modify the company's stock incentives for fiscal year 2005 and subsequent years. On August 4, 2004, the Board of Directors approved the company's revised Incentive Compensation Plan, subject to shareholder approval. The modifications to the SIP that are included in the Incentive Compensation Plan are described later in this proxy statement under the section seeking shareholder approval of the Incentive Compensation Plan.

The calculation of the number of options granted to each senior executive for fiscal year 2004 and the method of determining their exercise price are described below. The number of LSOs granted to each senior executive was determined by dividing the employee's Total Bonus Payout and any uninvested Total Bonus Payout dollars carried forward from the prior year by 10% of the fair market value of Briggs & Stratton stock on the date of grant. The exercise price of the option is the product of 90% of the fair market value on the date of grant times the Estimated Annual Growth Rate compounded over three years, which is the start date of the option exercise period. The Estimated Annual Growth Rate equals the average daily closing 10-year U.S. Treasury Bond yield for the month of March immediately preceding the relevant EVA Plan year plus 1%. Because the LSOs granted for fiscal year 2004 have a premium exercise price, are exercisable after three years and expire after ten years, the Black-Scholes value of these options is 34.2% of the grant date stock price.

The following example illustrates the calculation of the stock option grant for a senior executive who has $50,000 in Total Bonus Payout under the EVA Plan. The number of options earned is calculated by dividing the dollars for investment by 10% of the fair market value of Briggs & Stratton stock on the date of grant. Assume the fair market value of Briggs & Stratton stock on the date of grant is $70.795.

Example: **Number of Options Granted**
10% of the fair market value is $7.080
Options Granted are **7,062** ($50,000 ÷ 7.080)

Exercise Price = (.9 x fair market value) x Estimated Annual Growth Rate^{3*}
4.81% is the Estimated Annual Growth Rate (3.81 plus 1%) (See description above)
The exercise price is **$73.36** (.9 x $70.795 x 1.0481^{3*})

* Raising it to the 3rd power takes it to a 3-year compound growth rate, three years being the start date of the 7-year exercise period.

Based on this example, the fair market value of Briggs & Stratton shares must exceed $73.36 between three and ten years from the date of LSO grant to give the stock options value to senior executives.

On August 13, 2004, after publication of financial results for fiscal year 2004, the Committee granted LSOs to 16 senior executives. The number of LSOs granted to Mr. Shiely was determined in the manner described above, with the grant of additional options for fiscal year 2004 contingent upon shareholder approval of the Incentive Compensation Plan at the 2004 annual meeting.

Section 162(m) of the Internal Revenue Code limits tax deductions for executive compensation to $1 million, unless certain conditions are met. While Mr. Shiely's individual compensation exceeded this threshold in fiscal year 2004, the EVA Plan, the Stock Incentive Plan and the proposed Incentive Compensation Plan are designed generally to ensure full deductibility of compensation paid under these plans. It has been Briggs & Stratton's policy to take reasonable steps to maintain the corporate tax deductibility of compensation paid to executive officers.

Submitted by the Compensation Committee of the Board of Directors.

David L. Burner, Chairman
Jay H. Baker
Robert J. O'Toole
Brian C. Walker

EXECUTIVE COMPENSATION

Compensation Summary

The table includes information for each of the last three fiscal years concerning the compensation paid by Briggs & Stratton to Briggs & Stratton's Chief Executive Officer and the four other most highly compensated executive officers.

Summary Compensation Table

				Long-Term Compensation		
		Annual Compensation (1)		Awards	Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options/ SARs (#) (2)	LTIP Payouts ($) (3)	All Other Compensation ($) (4)
J.S. Shiely	2004	$737,768	$1,000,000(5)	141,250(5)	$77,790	$46,531
Chairman, President and	2003	695,490	682,431	121,120	0	24,640
Chief Executive Officer	2002	664,666	152,873	39,960	0	30,513
S.H. Rugg	2004	302,404	303,444	42,860	76,641	17,559
Senior Vice President –	2003	276,280	192,669	34,190	0	9,942
Sales & Service	2002	248,420	90,363	23,620	0	24,849
T.R. Savage	2004	306,292	296,277	41,850	77,627	13,685
Senior Vice President –	2003	290,600	130,770	23,210	0	8,501
Administration	2002	277,020	38,229	9,990	0	22,061
J.E. Brenn	2004	302,878	293,892	41,510	76,761	12,958
Senior Vice President	2003	287,640	129,438	22,970	0	7,955
and Chief Financial Officer	2002	276,020	38,091	9,960	0	21,955
P.M. Neylon	2004	264,208	272,343	38,250	74,187	14,190
Senior Vice President –	2003	245,190	181,293	34,710	14,299	7,263
Engine Products Division	2002	220,790	20,975	11,060	21,341	21,629

(1) Salary includes amounts earned in fiscal year, whether or not deferred.

(2) No SARs are outstanding. Option awards reported for fiscal 2004 were granted August 13, 2004.

(3) Figures reflect the portion of the EVA Plan bonus bank balances paid with respect to each fiscal year.

(4) All other compensation for fiscal 2004 for Messrs. Shiely, Rugg, Savage, Brenn and Neylon, respectively, includes: (i) matching contributions to the Briggs & Stratton's Savings and Investment Plan for each named executive officer of $6,500, $6,357, $6,222, $6,008 and $6,221; (ii) matching contributions to Briggs & Stratton's Key Employee Savings and Investment Plan for each named executive officer of $36,606, $8,852, $7,113, $6,950 and $7,794; (iii) reimbursement of professional consultant fees for each named officer of $3,425, $2,350, $350, $0 and $175. Fiscal year 2002 included amounts paid by Briggs & Stratton for the benefit of the named executive officers under Briggs & Stratton's split dollar Executive Life Insurance Plan. No premiums were paid in 2003 and 2004.

(5) In the event the shareholders approve the amended and restated Briggs & Stratton Corporation Incentive Compensation Plan, Mr. Shiely will receive an additional cash bonus of $233,843 and additional options on 33,030 shares.

Stock Options

The Stock Incentive Plan approved by shareholders provides for the granting of stock options with respect to Briggs & Stratton common stock. The tables contain additional information on stock options.

The methodology used in determining the number of grants awarded and other terms and conditions of the grants are found in the Compensation Committee Report on Executive Compensation. Option awards reported for fiscal 2004 were granted effective August 13, 2004. Options become exercisable August 13, 2007. Option awards are intended to qualify as "incentive stock options" to the extent permitted under the Internal Revenue Code of 1986, as amended. Any options not meeting the requirements for incentive stock options will be treated as non-qualified stock options.

Option/SAR Grants For Last Fiscal Year

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($ / Sh)	Expiration Date	Grant Date Present Value ($)
J.S. Shiely	141,250(1)	27.9%	$73.36	8/13/2014	$3,422,488
S.H. Rugg	42,860	8.5	73.36	8/13/2014	1,038,498
T.R. Savage	41,850	8.3	73.36	8/13/2014	1,014,026
J.E. Brenn	41,510	8.2	73.36	8/13/2014	1,005,787
P.M. Neylon	38,250	7.5	73.36	8/13/2014	926,798

(1) In the event the shareholders approve the Briggs & Stratton Corporation Incentive Compensation Plan, Mr. Shiely will receive additional options on 33,030 shares having the same exercise price, exercise period and expiration date as the options granted effective August 13, 2004.

The estimated grant date present value reflected in the Option/SAR table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the table include the following:

- An exercise price on the option of $73.36.
- Fair market value of the common stock on the date of grant of $70.795.
- An option term of 10 years.
- An interest rate of 4.22 percent that represents the interest rate on a U.S. Treasury security on the date of grant with a maturity date corresponding to that of the option term.
- A monthly stock price volatility of 28.35% (utilizing 36 months of historical month-end stock prices).
- Cumulative dividends of $1.32 (1.86% yield) paid with respect to a share of common stock in the year prior to the date of grant.

The ultimate values of the options will depend on the future market price of Briggs & Stratton stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of Briggs & Stratton common stock over the exercise price on the date the option is exercised.

If there is a "change in control" of Briggs & Stratton, as defined in the Incentive Compensation Plan, any outstanding stock options which are not then exercisable will become fully exercisable and vested. Upon a change in control, optionees may elect to surrender all or any part of their stock options and receive a per share amount in cash equal to the excess of the "change in control price" over the exercise price of the stock option. If an optionee's employment is terminated at or following a change in control (other than by death, disability, or retirement), the exercise periods of an optionee's stock options will be extended to the earlier of six months and one day from the date of employment termination or the options' respective expiration dates. No SARs were granted.

Aggregated Option/SAR Exercises In Last Fiscal Year And FY-End Option/SAR Values*

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J.S. Shiely	28,280	$245,651	130,750	348,600	$3,875,645	$8,590,001
S.H. Rugg	33,040	272,366	15,230	120,390	196,010	3,223,545
T.R. Savage	33,820	446,023	34,550	97,910	922,531	2,483,277
J.E. Brenn	12,000	143,231	55,890	97,530	1,813,486	2,479,705
P.M. Neylon	38,240	555,913	37,590	108,730	880,123	2,851,961

* No SARs are outstanding. Options at fiscal year end include options granted August 13, 2004 for fiscal 2004.

Equity Compensation Plan Information

The following table gives aggregate information under all equity compensation plans of Briggs & Stratton through June 27, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders	1,286,645 (1)	$56.41	1,533,440
Equity compensation plans not approved by security holders	–	N/A	–
Total	1,286,645	$56.41	1,533,440

(1) Represents options and restricted stock granted under Briggs & Stratton's Stock Incentive Plan.

Long-Term Incentive Compensation

As described in more detail in the Compensation Committee Report on Executive Compensation, the EVA Plan requires that accrued bonuses payable to Senior Executives in excess of 125% of their target bonus be banked. This occurred in August 2004 and August 2000. In any year the accrued bonus is negative, the negative bonus amount is subtracted from the outstanding bonus bank balance. This occurred in August 2001, when the negative amounts were subtracted from the bonus bank for each of the named executive officers, leaving a negative accrued bonus bank balance for each officer except Mr. Neylon. Under the EVA Plan, because the bonus paid in August 2002 was less than 75% of the target bonus, the negative accrued bonus bank balances remained and were carried forward to fiscal year 2003. Accrued bonuses for fiscal year 2003 were more than 75% of the target bonus, so in August 2003 the excess over 75% was paid into the bank for each of the named executive officers except Mr. Neylon to reduce their negative balances. Accrued bonuses for fiscal year 2004 were sufficient to pay off all remaining negative balances in the bonus bank.

Long-Term Incentive Plans – Awards in Last Fiscal Year

Name	Amounts Banked (Forfeited) ($)	Estimated Future Payouts (Paybacks) Under Non-Stock Price-Based Plans	
		Minimum ($)	Target and Maximum ($)
J.S. Shiely	$944,343	$0	$866,553
S.H. Rugg	232,246	0	155,605
T.R. Savage	246,301	0	157,606
J.E. Brenn	242,638	0	155,849
P.M. Neylon	195,778	0	150,622

Retirement Plan

Briggs & Stratton maintains a defined benefit retirement plan (the "Retirement Plan") covering all executive officers and substantially all other Milwaukee employees. Under the Retirement Plan non-bargaining unit employees receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years' compensation of the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. This amount is offset by 50% of Social Security. The Social Security offset is prorated if years of credited service are less than 30.

Executive officers participate in an unfunded program that supplements benefits under the Retirement Plan. Under this program executive officers are provided with additional increments of 0.50 of 1% of compensation per year of credited service over that presently payable under the Retirement Plan to non-bargaining unit employees. In no event will a pension paid under the above described plans to a non-bargaining unit employee exceed 70% of the employee's average monthly compensation. The Board of Directors amended the supplemented program in August 2003 to provide Mr. Shiely with up to five additional years of credited service based on his tenure as CEO.

A trust has been established for deposit of the aggregate present value of the benefits described above for executive officers upon the occurrence of a change in control of Briggs & Stratton. The trust would not be considered funding the benefits for tax purposes.

The following table shows total estimated annual benefits from funded and unfunded sources generally payable to executive officers upon normal retirement at age 65 at specified compensation and years of service classifications. These are calculated on a single-life basis and adjusted for the projected Social Security offset:

Average Annual Compensation in Highest 5 of Last 10 Calendar Years of Service	Annual Pension Payable for Life After Specified Years of Credited Service			
	10 Years	20 Years	30 Years	40 Years
$ 200,000	$ 39,000	$ 77,000	$ 116,000	$ 140,000*
400,000	81,000	161,000	242,000	280,000*
600,000	123,000	245,000	368,000	420,000*
800,000	165,000	329,000	494,000	560,000*
1,000,000	207,000	413,000	620,000	700,000*
1,200,000	249,000	497,000	746,000	840,000*
1,400,000	291,000	581,000	872,000	980,000*
1,600,000	333,000	665,000	998,000	1,120,000*
1,800,000	375,000	749,000	1,124,000	1,260,000*

* Figures reduced to reflect the maximum limitation of 70% of compensation.

This table does not reflect limitations imposed by the Internal Revenue Code of 1986, as amended, on pensions paid under federal income tax qualified plans. However, an executive officer covered by Briggs & Stratton's unfunded program will receive the full pension that the officer would be entitled in the absence of such limitations. Compensation, for purposes of the table, includes the compensation shown in the Summary Compensation Table under the headings "Salary," "Bonus" and "LTIP Payouts."

The years of credited service under the Retirement Plan for the individuals named in the Summary Compensation Table are: Mr. Shiely-18; Mr. Rugg-31; Mr. Savage-12; Mr. Brenn-26 and Mr. Neylon-31.

Employment Agreements

Each executive officer of Briggs & Stratton, including the officers named in the Summary Compensation Table, is party to a two-year employment agreement. The agreements have a one-year automatic extension upon each anniversary date unless either party gives a 30-day notice prior to the anniversary date that the agreement will not be renewed. Under the agreement, the officer agrees to perform the duties currently being performed in addition to other duties that may be assigned from time to time. Briggs & Stratton agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees of Briggs & Stratton in comparable positions. In the event of a termination, the payments are continued for the remaining term of the agreement.

Change of Control Employment Agreements

The Board of Directors has authorized the Chairman of the Board to offer to all executive officers change in control employment agreements. These ensure the employee's continued employment following a "change in control" on a basis equivalent to the employee's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. Briggs & Stratton currently has such agreements with all of its executive officers. These agreements become effective only upon a defined change in control of Briggs & Stratton, or if the employee's employment is terminated upon or in anticipation of such a change in control and automatically supersede any existing employment agreement. Under the agreements, if during the employment term (three years from the change in control) the employee is terminated other than for "cause" or if the employee voluntarily terminates his employment for good reason or during a 30-day window period one year after a change in control, the employee is entitled to specified severance benefits, including a lump sum payment of three times the sum of the employee's annual salary and bonus and a "gross-up" payment that will, in general, effectively reimburse the employee for any amounts paid under federal excise taxes.

3. APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED COMMON STOCK OF THE COMPANY

The Board of Directors has adopted resolutions declaring a two-for-one stock split of the company's outstanding Common Stock (the "Stock Split") contingent upon shareholder approval of the amendment to the company's Articles of Incorporation described below. The stock split will be effected as a 100% stock dividend whereby an additional share of common stock will be distributed with respect to each outstanding share as of the record date for the stock split. The Board also declared it advisable and in the best interest of the shareholders that the shareholders approve the action called for by the following resolution and, accordingly, directed that the resolution be submitted for approval by the shareholders at the company's Annual Meeting of Shareholders, intended to be effective as of the close of business on October 29, 2004.

"Resolved, that Article III of the Corporation's Articles of Incorporation, entitled 'Capital Stock,' be amended to read in its entirety as follows:

> The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Twenty Million (120,000,000) shares, consisting of one class only, designated as 'Common Stock,' of the par value of One Cent ($0.01) per share."

Before the amendment can become effective, shareholders must approve Proposal 3 by the affirmative vote of the holders of a majority of the votes represented at the meeting.

Without the amendment, the company does not have a sufficient number of authorized shares of Common Stock to permit the Stock Split. Of the 60,000,000 currently authorized shares of Common Stock, as of August 25, 2004, 28,927,000 shares were issued, 14,463,500 shares were reserved for issuance under the company's shareholder rights plan and 5,361,935 were reserved for issuance under the company's Stock Incentive Plan. The increase in the authorized Common Stock would permit the Stock Split and would allow the remaining unissued shares to be used at some future date, without further shareholder action, for additional stock splits or dividends, or for other proper corporate purposes. However, the company presently has no plans to issue any shares other than as required for the Stock Split and as may be required in connection with the Stock Incentive Plan or the shareholder rights agreement.

If the amendment is approved, as of the effective date of the Stock Split, appropriate adjustments will be made in the number and price of shares reserved for issuance under the Incentive Compensation Plan and the shareholder rights agreement.

If the amendment is approved, the company proposes to cause it to become effective at the close of business on October 29, 2004 by filing the amendment with the Department of Financial Institutions of the State of Wisconsin.

As soon as practicable, there will be mailed to each shareholder of record as of the close of business on the date the amendment becomes effective a certificate or certificates for the additional shares with respect to outstanding shares that presently are represented in certificated form. Additional shares with respect to outstanding shares that presently are in book entry form will be distributed and recorded through the appropriate book entry system.

Certificates representing shares issued prior to the time the amendment becomes effective will continue to represent the same number of shares of the company's stock as they did prior to the time the amendment becomes effective, and will after that time represent, in addition, the right to receive certificates for an equal amount of shares as a result of the Stock Split. Shareholders should not destroy their certificates, nor should they mail them to the company or its transfer agent. Existing certificates and the certificate or certificates for additional shares to be mailed to shareholders as a result of the Stock Split will represent the total shares owned after the amendment becomes effective.

The company has been advised by outside legal counsel that, in their opinion, the Stock Split will not result in any taxable income or in any gain or loss to shareholders for U.S. federal income tax purposes. Immediately after the Stock Split, the tax basis of each share of Common Stock will be one-half of the tax basis before the Stock Split. For tax purposes, each new share will be deemed to have been acquired at the same time as the original share with respect to which the new share was issued.

The Board of Directors recommends a vote FOR this proposal.

4. APPROVAL OF INCENTIVE COMPENSATION PLAN

General

The company's Stock Incentive Plan was originally approved by the shareholders in October 1990, when 400,000 shares of common stock were reserved for distribution pursuant to awards. In October 1993 the shareholders approved an amendment to the plan to add 1,250,000 shares to accommodate a leveraged stock option program. The number of shares reserved was adjusted for a two-for-one stock split in November 1994 and for the spin-off of the company's automotive lock business in February 1995. In October 1999 the shareholders approved reserving an additional 2,000,000 shares to the plan. The total number of shares currently authorized for issuance under the plan is 5,361,935.

On August 4, 2004, subject to shareholder approval, the Board of Directors unanimously approved amending, restating and renaming the Stock Incentive Plan as the Briggs & Stratton Corporation Incentive Compensation Plan (the "Plan"). The revisions would permit the issuance of up to 4,000,000 shares of the company's common stock under the Plan for fiscal 2005 and subsequent years. This action followed a recommendation of the Compensation Committee (the "Committee") based on its review of the pre-existing plan with assistance from Stern Stewart & Co. and Hewitt Associates LLC, which the Committee independently retained to advise it concerning the Plan.

The persons eligible to participate in the Plan include officers and other key employees of the company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of the company, and non-employee directors of the company. Subject to the provisions of the Plan, the compensation committee may from time to time select from those officers and other key employees to whom awards shall be granted and shall determine the nature and amount of each award.

The primary purpose for seeking shareholder authorization for additional shares under the Plan and otherwise revising the Plan is to accommodate the issuance of restricted shares, stand-alone stock appreciation rights, and premium-priced stock options as incentive compensation to officers and key employees of the company, and the issuance of unrestricted shares, stand-alone stock appreciation rights, and premium-priced stock options as compensation to directors for their services to the company. The Plan also includes certain other changes, including:

- fixing the exercise price of all stock options at 110% of the fair market value of the company's common stock on the date the option is granted,
- fixing the date on which options become exercisable at three years after their grant date and the expiration date at no more than ten years after the grant date,
- establishing a cap under the Plan of 500,000 shares for awards of Incentive Stock Options,
- increasing from 200,000 to 2,000,000 the number of shares that may be issued as restricted shares,
- increasing the maximum cash bonus payable to any individual in any year from $1,000,000 to $3,000,000,
- reducing from 150,000 to 115,000 the maximum number of stock options that an individual may receive in a year, and
- establishing 80,000 as the maximum number of restricted or deferred shares that an individual may receive in a year.

If the Plan is not approved, no cash bonuses will be paid under the Plan.

The Premium Option and Restricted Stock Program

The Premium Option and Restricted Stock Program (the "Executive Program"), adopted by the Compensation Committee on April 20, 2004 for fiscal year 2005 and subsequent years, is designed to build upon the company's EVA bonus plan by tying the interests of all senior executives to the long term consolidated financial results of the company. In general, the Executive Program is structured such that each year the executive is awarded premium-priced stock options having a value equal to the executive's Target Incentive Award under the EVA bonus plan, and also is awarded restricted shares having a value equal to the amount of the executive's Total Bonus Payout. These provisions are intended to reduce the volatility of incentive compensation from year to year, increase stock ownership by senior executives, and relate the award of restricted shares to the company's financial performance.

Stock options granted under the Executive Program may be Incentive Stock Options ("ISOs") as defined under and subject to Section 422 of the Internal Revenue Code (the "Code") or Non-Qualified Stock Options ("NQSOs"). The stock options will be exercisable three years after date of grant. Generally, stock options will expire upon the optionee's termination of employment for cause, one year following termination of employment due to death, three years following termination due to retirement or disability, or three months after termination of employment for any other reason; provided that in no event will the option continue longer than its maximum term set by the Compensation Committee at the time of grant. To the extent options are ISOs, they will retain such status, in general, only if exercised within three months following termination of employment.

The number of options awarded will be determined by dividing the dollar amount of the individual's option award by the Black-Scholes value of a share of the company's common stock based on its fair market value on the date of the grant. The exercise price of all stock options will be 110% of the fair market value of the company's common stock on date of grant. The average of the high and low price of a share of Briggs & Stratton Corporation common stock on the New York Stock Exchange on August 13, 2004 (the date on which options were awarded for fiscal year 2004 performance) was $70.795. The option price is payable in cash or by use of common stock already owned by the optionee. The Committee, in its sole discretion, may elect to cash out all or any portion of the stock options by paying a per share amount equal to the excess of the fair market value at exercise over the option exercise price. Such payment may be in cash or common stock. Finally, the Committee may elect to substitute stock appreciation rights for any or all outstanding options at any time. Stock options are not transferable except by will or the laws of descent or distribution.

After the close of each fiscal year, the Committee will determine the Total Bonus Payout for each senior executive under the EVA Plan, and will award the executive restricted shares having an equivalent dollar value. The number of restricted shares will be calculated by dividing the dollar amount of the executive's Total Bonus Payout by the fair market value of the company's common stock on the date of grant. Restricted shares will vest five years after their grant date. The vesting date will not be accelerated by early or regular retirement, except in extraordinary circumstances approved by the Committee. If an executive resigns his or her employment prior to the vesting date, the restricted shares will be forfeited. To the extent stock options or restricted shares terminate or lapse without being exercised or vested, the shares subject thereto shall again be available for distribution in connection with further awards under the Plan.

Approximately 16 persons, including all officers named in the Summary Compensation Table located above in this proxy statement, are expected to participate in the Executive Program. The Executive Program is administered by the Committee, and may be modified or terminated by it at any time.

The Director's Premium Option and Stock Grant Program

Nonemployee directors, of which there currently are eight, will participate in the Director's Premium Option and Stock Grant Program (the "Director's Program"). The Director's Program is structured such that each nonemployee director will receive each year a grant of 2,000 premium-priced nonqualified stock options and 200 unrestricted shares of the company's common stock. Like stock options awarded to senior executives, all stock options will be priced at 110% of the fair market value of the company's common stock on the date of grant, become exercisable three years after the grant date and expire after the term of years set by the Board of Directors at the time of grant, but not to exceed ten years. The Director's Program is administered by the full Board of Directors, and may be modified or terminated by it at any time.

Stock Appreciation Rights

The Plan permits the Committee to grant Stock Appreciation Rights ("SARs") as a freestanding incentive award, in conjunction with all or part of any stock options granted under the Plan, or as a substitute for outstanding options. The Committee will set a grant price for each SAR at the time it is granted. For freestanding SARs, the grant price will be 110% of the fair market value of the company's common stock on the date of grant. For SARs granted in connection with option awards, the grant price of the SARs will be equal to the exercise price of the related options. For SARs substituted for outstanding options, the grant price will be equal to the exercise price of the options. SARs awarded on a freestanding basis may be surrendered for payment three years after the date of award, and will expire after a term of years set by the Committee which will be not more than ten years after the date of award. SARs issued in connection with options may be surrendered by the holder in connection with the exercise of the related options. SARs issued to replace outstanding options may be surrendered for payment at any time during which the holder would have been entitled to exercise the related options. When a holder surrenders a SAR, the holder is entitled to a payment in cash, shares of stock or both equal in value to the difference between the fair market value of the company's common stock at the time of surrender and the grant price established for the SAR at the time of grant.

Other Restricted Stock Awards and Deferred Stock Awards

The Committee or Chief Executive Officer may make small awards of restricted stock on occasion to key employees. In the past two fiscal years, the Committee approved restricted stock awards totaling 37,500 shares. The number of shares that will be issued for this purpose in the form of restricted stock is expected to be small.

The Plan provides that the Committee may elect to cash out all or part of the portion of any stock option to be exercised by paying the optionee an amount, in cash or common stock, equal to the excess of the fair market value of the stock over the exercise price (the "Spread Value") on the effective date of such cash out. The Committee may require that all or part of the shares to be issued with respect to the Spread Value portion of an exercised stock option take the form of deferred or restricted stock, which will be valued on the date of exercise on the basis of the fair market value of such deferred or restricted stock. To date, the Committee has not issued deferred or restricted stock for this purpose, but it may elect to do so on occasion in the future. It is not expected that any significant number of shares reserved under the Plan will be used for this purpose.

The Committee also could elect to substitute SARs for options outstanding under the Plan at any time. Any such SARs would have a base price equal to the exercise price of the options, and would expire on the expiration date of the related options. Any SARs granted for this purpose could be surrendered for payment by the holder at any time prior to expiration during which the related option would have been exercisable.

The Plan also authorizes awards of deferred stock, either alone or in tandem with other awards granted under the Plan. Among other uses, deferred stock may be used to replace outstanding options based on the difference between the then current market value of the company's stock and the exercise price of the subject option. The Committee determines to whom and the time or times at which deferred stock is awarded, the number of shares to be awarded to any participant, the duration of the period during which, and the conditions under which, receipt of the stock will be deferred and any other terms and conditions of the award. The Committee may condition a grant of deferred stock upon the attainment of specified performance goals or such other factors or criteria as it determines. Generally awards of deferred stock are nontransferable during the deferral period, and are forfeited automatically upon a participant's separation from employment with the company, provided that the Committee may waive all deferral limitations in the event of an involuntary termination (other than for cause), should it determine such action appropriate. The specific terms and conditions applicable to any deferred stock award will be explicitly spelled out in a deferred stock agreement to be entered into with the participant at the time of the award.

Other Plan Provisions Currently in Effect

The Plan includes provisions governing incentive cash bonus awards. The Committee determines and administers bonuses to senior executives based on their attainment of pre-established, objective performance goals. More information about how bonuses are determined and paid is stated above in the Report of the Compensation Committee. Effective August 4, 2004 but subject to approval of the Plan by shareholders, the maximum bonus payable to any individual in a fiscal year may not exceed $3 million.

Upon the occurrence of a "change in control" of the company as defined in the Plan, any outstanding stock options which are not then exercisable will become fully exercisable. Upon a change in control, optionees may elect to surrender all or any part of their stock options and receive a per share amount in cash equal to the excess of the "change in control price" over the exercise price of the stock option. The "change in control price" will be the highest price per share paid in any transaction reported on the New York Stock Exchange Composite index, or paid or offered to be paid in any bona fide transaction relating to a change in control of the company. If an optionee's employment is terminated at or following a change in control (other than by death, disability, or retirement), the exercise periods of an optionee's stock options will be extended to the earlier of six months and one day from the date of employment termination or the options' respective expiration dates.

In the event of any merger, stock split, consolidation, recapitalization, stock dividend, reorganization or other change in corporate structure affecting the common stock, the Board of Directors may, in its sole discretion, make such substitutions or adjustments in the aggregate number of shares reserved for issuance under the Plan, in the number and option price of shares subject to outstanding options (and related stock appreciation rights), in the number and purchase price of shares subject to outstanding stock purchase rights, and in the number of shares subject to other awards granted under the Plan.

Federal Income Tax Aspects

The following is a brief summary of the company's understanding of the principal anticipated federal income tax consequences of awards made under the Plan based upon the applicable provisions of the Code in effect on the date hereof. This summary is not intended to be exhaustive, and does not describe state or local tax consequences.

1. Incentive Stock Options. An optionee will not realize taxable income at the time an ISO is granted or exercised. If common stock is issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of the shares is made by the optionee within two years of the date of grant or within one year after exercise of the option, then (a) any gain upon the subsequent sale of the shares will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term loss, and (b) no deduction will be allowed to the company for federal income tax purposes. The spread between the ISO price and the fair market value of the shares at the time of exercise is an adjustment item for purposes of the alternative minimum tax.

If an optionee disposes of shares acquired upon the exercise of an ISO before the expiration of the holding periods described above, then generally (a) the optionee will be taxed as if he or she had received compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the exercise date (or, if less, the amount realized on the disposition of the shares) over the option price paid for such shares, and (b) the company will generally be entitled to a corresponding deduction in that year. Any further gain or loss realized by the participant will be taxed as short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by the company.

Subject to certain exceptions for disability or death, if an ISO is exercised more than three months following the termination of the optionee's employment, the option will generally be treated for tax purposes as a non-qualified stock option.

All stock acquired pursuant to the exercise of an ISO is subject to the holding period rules and disqualifying disposition rules described above, regardless of whether such stock is paid for with cash or previously acquired shares. Furthermore, the exercise of an ISO with previously acquired stock will be deemed to be an exchange to which Section 1036 of the Code applies. The optionee's basis in the number of shares of ISO stock that equals the number of previously acquired shares used to exercise the ISO shall equal the basis of the previously acquired shares used to exercise the ISO, increased by the amount of compensation recognized in the transaction, if any. The optionee's basis in any remaining shares of ISO stock shall be zero.

If a "statutory option stock" (stock acquired through the exercise of a qualified stock option, an ISO, an option granted under an employee stock purchase plan or a restricted stock option) is transferred to acquire shares offered under an ISO, and if the applicable holding periods for such statutory option stock have not been met before such transfer, the transfer will result in ordinary income with respect to the stock disposed of, but will not affect the tax treatment, as described above, for the stock received.

To the extent that the fair market value of common stock (determined as of the date of grant) subject to ISOs exercisable for the first time by an optionee during any calendar year exceeds $100,000, those options will not be considered ISOs.

2. Non-Qualified Stock Options. An optionee will not realize taxable income at the time a NQSO is granted, but taxable income will be realized, and the company will generally be entitled to a deduction, at the time of exercise of the NQSO. The amount of income (and the company's deduction) will be equal to the difference between the NQSO exercise price and the fair market value of the shares on the date of exercise. The income realized will be taxed at ordinary income tax rates for federal income tax purposes. On subsequent disposition of the shares acquired upon exercise of a NQSO, capital gain or loss as determined under the normal capital asset holding period rules will be realized in the amount of the difference between the proceeds of sale and the fair market value of the shares on the date of exercise. Where the NQSO exercise price is paid in "delivered stock," the exercise is treated as a tax-free exchange of the shares of delivered stock (without recognizing any taxable gain with respect thereto) for a like number of new shares. The optionee's basis in the number of new shares that equals the number of shares used to exercise the NQSO will equal the basis of the shares used to exercise the NQSO, and the optionee's holding period for the new shares will include the optionee's holding period in the shares used to exercise the NQSO. The optionee's basis in any remaining shares will equal the amount of compensation income recognized upon exercise of the NQSO and the optionee's holding period for such shares will begin on the date the optionee acquires them. This mode of payment does not affect the ordinary income tax liability incurred upon exercise of the NQSO described above.

3. Restricted Stock. A grantee generally recognizes no taxable income at the time of an award of restricted stock. However, a grantee may make an election under Section 83(b) of the Code to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation (or depreciation) in the value of the shares of stock granted may be taxed as capital gain (or loss) upon a subsequent sale of the shares. If the grantee does not make a Section 83(b) election, then the grant will be taxed as compensation income at the full fair market value on the date that the restrictions imposed on the shares expire. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee.

4. SARs. A grantee will not recognize taxable income upon the grant of a SAR. Upon the exercise of a SAR, the consideration paid to the grantee upon exercise of the SAR will constitute compensation taxable to the grantee as ordinary income. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee upon exercise of a SAR.

5. Deferred Stock. A grantee who has been granted deferred stock will not recognize taxable income until the applicable award cycle expires and the grantee is in receipt of the stock distributed in payment of the award, at which time such grantee will realize compensation income equal to the full fair market value of the shares delivered. The company is generally entitled to an income tax deduction for any compensation income taxed to the grantee.

6. Tax Withholding. Under the Plan, an employee must pay the company, no later than the date on which an amount first becomes includable in his or her gross income for federal income tax purposes with respect to an award, any taxes required to be withheld with respect to such amount. Such withholding obligation may be settled with already owned shares, including shares that constitute part of the award giving rise to the withholding obligation, unless otherwise determined by the company. The amount of income recognized is not reduced by the delivery of already owned shares or the retention by the company of shares issuable under an award to satisfy withholding obligations.

New Plan Benefits

The number of awards to be made pursuant to the Plan is subject to the discretion of the Committee and therefore cannot be determined with certainty at this time. However, the company anticipates that the Committee will make annual grants of stock options and restricted shares to senior executives consistent with the above description of the Executive Program, and that the Board of Directors will make annual grants to nonemployee directors of unrestricted shares and stock options consistent with the description of the Director's Program described above. The number of stock options granted to each of the named executive officers and nonemployee directors of the company in August 2004 under the Stock Incentive Plan for fiscal 2004 are described above under Election of Directors and Executive Compensation – Stock Options. In total, 478,870 stock options were granted to executive officers, and 27,770 stock options were granted to key employees who are not executive officers of the company.

Shareholder Cost

The shareholder cost of stock-based incentive plans has traditionally been measured by potential voting power dilution (i.e., shares reserved divided by fully diluted shares outstanding). Shareholders have increasingly focused more on the expected economic cost of stock-based incentive plans (i.e., the value of stock and options reserved divided by the market value of shares outstanding). This approach, unlike the traditional approach, recognizes that stock grants are more expensive than conventional stock options and that conventional stock options are more expensive than premium-priced stock options. The Board believes that expected economic cost is the most appropriate measure of shareholder cost.

The Committee engaged Hewitt Associates LLC to calculate the economic cost and the voting power dilution resulting from the recommended 4,000,000 shares that may be issued in the future under the Plan. The voting power dilution associated with these shares is 15.8%, based on the diluted number of shares outstanding at the end of fiscal year 2004. Because the stock options have a 110% exercise price and an exercise period that begins three years after the grant date and ends no more than ten years after the grant date, the Committee believes that the economic cost of the Plan as a percent of the market value of the company's shares outstanding is reasonable and significantly less than for traditional grants.

The Committee engaged Stern Stewart & Co. to calculate the cost of the company's pre-existing leveraged stock option program from 1993 through 2003, and to estimate what the cost would have been if the modifications approved by the Committee in April 2004 had been in place since 1993. The consultant reported that the cumulative cost of the pre-existing program was $56.6 million, and the cost of the new program, which involves awarding more restricted stock but fewer premium-priced options, would have been $51.1 million if it had been in effect since 1993.

In summary, the Board believes that the cost to be incurred by shareholders under the Plan is reasonable to obtain the benefits of a balanced but strong incentive for management to increase shareholder value. A copy of the full text of the Plan is attached as Exhibit B to this proxy statement.

The Board of Directors recommends a vote FOR approval of the Plan.

AUDITORS

The Audit Committee of the Board of Directors has selected the public accounting firm of PricewaterhouseCoopers LLP as its independent auditors for the current year ending July 3, 2005. Deloitte & Touche LLP audited the financial statements of the company for the year ended June 27, 2004.

On August 3, 2004 the Audit Committee dismissed Deloitte & Touche LLP as the company's independent public accountants and appointed PricewaterhouseCoopers LLP as the company's new independent accountants. Deloitte & Touche LLP's report on the company's consolidated financial statements for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the past two fiscal years and through the date of dismissal of Deloitte & Touche LLP, there were no disagreements between the company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte & Touche LLP's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described in Item 304(a)(1)(v) of Regulation S-K occurred during the past two fiscal years and through the date of dismissal of Deloitte & Touche LLP. During the past two fiscal years and through the date of dismissal of Deloitte & Touche LLP, the company did not consult with PricewaterhouseCoopers LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Representatives of Deloitte & Touche LLP and PricewaterhouseCoopers LLP will be present at the Annual Meeting. Each representative will have the opportunity to make a statement and respond to appropriate questions.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report, called Form 10-K, with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended June 27, 2004 accompanies this Proxy Statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2005 Annual Meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 5, 2005 and no later than July 30, 2005, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 16, 2005 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 13, 2004

EXHIBIT A

BRIGGS & STRATTON CORPORATION
AUDIT COMMITTEE CHARTER

I. Purpose

The primary functions of the Audit Committee of the Board of Directors shall be to assist Board oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare the report of the Audit Committee that SEC rules require be included in the Company's annual proxy statement.

Management remains responsible for preparing and filing the Company's financial statements as required by the SEC, for conducting investigations, and for assuring the Company operates in accordance with applicable law.

II. Membership

The members of the Committee shall consist of three or more directors appointed by the Board. The Committee shall meet the financial expertise and independence requirements, including compensation-related provisions, established by the SEC and New York Stock Exchange.

Unless a chairman is appointed by the Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

The Board shall determine whether a member of the Committee meets the SEC standard for designation as an audit committee financial expert. Designation as an audit committee financial expert does not affect the duties or liability of such member.

III. Meetings

The Committee shall meet at such times as it determines to be necessary or appropriate, but not less than four times each year, and shall report to the Board at the next meeting of the Board following each such Committee meeting. The Committee may request any employee of the Company or the Company's outside counsel or independent auditor to attend a Committee meeting or meet with the Committee's members or consultants.

IV. Responsibilities and Duties

The Committee's responsibilities and duties shall include the following:

<u>Review Procedures</u>

1. Meet periodically with management to review:

   (a) Major financial risk exposures and steps management has taken to monitor and control such exposures.

   (b) Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues regarding the adequacy and effectiveness of the Company's internal controls.

(c) Significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
(d) The effect of regulatory and accounting initiatives on the financial statements of the Company.

2. Review the Company's quarterly financial statements and annual audited financial statements with management and the independent auditor prior to filing or distribution. The reviews shall include without limitation:

   (a) Major issues regarding accounting and auditing principles and practices.
   (b) Earnings press releases and financial information and earnings guidance provided to analysts and rating agencies, including any pro forma or adjusted non-GAAP information.
   (c) With respect to quarterly financial statements, (i) disclosures under the MD&A section, and (ii) management's report on any significant deficiencies in the design or operation of internal controls and procedures and on any fraud that involves management or other employees who have a significant role in the Company's internal controls.
   (d) With respect to annual audited financial statements, (i) disclosures under the MD&A section, (ii) management's assessment of the effectiveness of internal controls and procedures, (iii) the independent auditor's report on such assessment, (iv) all critical accounting policies and practices to be used, (v) all alternative treatments within GAAP for policies and practices related to material items that the independent auditor has discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (vi) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

3. Meet periodically with the chief financial officer, the internal audit manager and the independent auditor in separate executive sessions.

<u>Oversight of Independent Auditor</u>

1. Appoint the independent auditor, approve in advance all audit and non-audit services to be provided by the independent auditor, and approve the fees to be paid by the Company to the independent auditor. The Audit Committee may delegate pre-approval authority to the Chairman, which if exercised shall be reported to the Committee at its next scheduled meeting.

2. Meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit and a report from the independent auditor regarding the auditor's independence and its internal quality control procedures.

3. Resolve any disagreement between management and the auditor regarding financial reporting, review any special audit steps adopted in light of material control deficiencies, and review with the independent auditor any changes required in the planned scope of the external audit.

4. At the conclusion of the annual audit, discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61. These matters include the auditor's responsibilities under GAAP, significant accounting policies, accounting estimates, significant audit adjustments, other information provided by the auditor in audited financial statements, any disagreements with management about

matters that could be significant to the audited financial statements, significant matters that management may have discussed with other auditors, major issues discussed with management prior to retention of the auditor, and any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

5. Meet privately with the independent auditor to discuss any matters that the Committee or auditor feels should be discussed, including without limitation the quality of management, financial, accounting and internal audit personnel, and whether any restrictions have been placed by management on the scope of the auditor's examination.

6. Decide whether to retain or terminate the services of the independent auditor.

7. Establish policies to govern hiring by the Company of any employee or former employee of the independent auditor.

Review of Internal Audit Department

1. Review the appointment and replacement of the internal audit manager.

2. Review the significant reports to management prepared by the internal audit department and management's responses.

3. Review and approve the internal audit charter that explains the functional and organizational framework for providing services to management and to the Audit Committee, including the purpose, responsibility, authority and reporting relationships of the internal audit functions.

4. Annually review the internal audit plans, budgets, objectives and goals.

Other Audit Committee Responsibilities

1. Retain at the Company's expense legal, accounting or other consultants to advise the Committee.

2. Advise the Board whether a Committee member meets the SEC standard for an audit committee financial expert.

3. Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control or auditing matters, and for the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4. Review and approve any waiver of any policy in the Company's Business Integrity Manual affecting any director or Board-elected officer.

5. On an annual basis or more often if appropriate:

   (a) Review a report from management concerning the Company's Integrity Program and compliance with applicable law.
   (b) Review a report from the Company's General Counsel concerning legal matters that may have a material impact on the financial statements or may involve material reports or inquiries received from regulators or governmental agencies.

(c) Prepare the report required by the SEC to be included in the Company's annual proxy statement.
(d) Evaluate the performance of the Committee.
(e) Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

EXHIBIT B

THE BRIGGS & STRATTON CORPORATION INCENTIVE COMPENSATION PLAN

Section 1. Purpose; Definitions.

The purpose of the Plan is to enable key employees and directors of the Company, its subsidiaries and affiliates to participate in the Company's future by offering them proprietary interests in the Company. The Plan also provides a means through which the Company can attract and retain key employees and directors of merit.

For purposes of the Plan, the following terms are defined as set forth below:

(a) "Board" means the Board of Directors of the Company.

(b) "Cash Bonus Award" means an award pursuant to Section 9.

(c) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(d) "Commission" means the Securities and Exchange Commission or any successor agency.

(e) "Committee" means the Committee referred to in Section 2.

(f) "Company" means Briggs & Stratton Corporation, a corporation organized under the laws of the State of Wisconsin, or any successor corporation.

(g) "Deferred Stock" means an award made pursuant to Section 8.

(h) "Directors' Fees in Stock" means an award of stock made to a director pursuant to Section 10.

(i) "Disability" means permanent and total disability as determined under procedures established by the Committee for purposes of the Plan.

(j) "Early Retirement" means retirement from active employment with the Company, a subsidiary or affiliate pursuant to the early retirement provisions of the applicable pension plan of such employer.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(l) "Fair Market Value" means, except as provided in Sections 5(k) and 6(b)(ii), the mean, as of any given date, between the highest and lowest reported sales prices of the Stock on the New York Stock Exchange or, if no such sale of Stock occurs on the New York Stock Exchange on such date, the fair market value of the Stock as determined by the Committee in good faith.

(m) "Incentive Stock Option" means any Stock Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(n) "Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

(o) "Normal Retirement" means retirement from active employment or service with the Company, a subsidiary or affiliate at or after age 65 with respect to employees and in accordance with the Board service policy with respect to Directors.

(p) "Plan" means The Briggs & Stratton Corporation Incentive Compensation Plan, as set forth herein and as hereinafter amended from time to time.

(q) "Restricted Stock" means an award under Section 7.

(r) "Retirement" means Normal or Early Retirement.

(s) "Rule 16b-3" means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

(t) "Stock" means the Common Stock, $0.01 par value, of the Company.

(u) "Stock Appreciation Right" means a right granted under Section 6.

(v) "Stock Option" or "Option" means an option granted under Section 5.

In addition, the terms "Change in Control" and "Change in Control Price" have the meanings set forth in Sections 11(b) and (c), respectively.

Section 2. Administration.

For awards that may be granted to eligible employees, the Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board, which shall be constituted to permit the Plan to comply with Rule 16b-3 and Section 162(m) of the Code, who shall be appointed by the Board and who shall serve at the pleasure of the Board. If at any time no Committee shall be in office, the functions of the Committee specified in the Plan shall be exercised by the Board. For awards that may be granted to directors, the Plan shall be administered by the entire Board. The term "Committee" shall refer to the Compensation Committee of the Board or such other committee appointed by the Board with respect to the awards granted to eligible employees and the entire Board with respect to awards that may be granted to directors.

The Committee shall have plenary authority to grant to eligible employees, pursuant to the terms of the Plan, Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards. The Committee shall have plenary authority to grant to directors, pursuant to the terms of the Plan, Non-Qualified Stock Options and Directors' Fees in Stock.

In particular, the Committee shall have the authority, subject to the terms of the Plan:

(a) to select the officers and other key employees to whom Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards may from time to time be granted;

(b) to select the directors to whom Non-Qualified Stock Options and Directors' Fees in Stock may from time to time be granted;

(c) to determine whether and to what extent awards are to be granted hereunder;

(d) to determine the number of shares to be covered by each award granted hereunder;

(e) to determine the terms and conditions of any award granted hereunder (including, but not limited to, the share price, any restriction or limitation and any vesting acceleration or forfeiture waiver regarding any Stock Option or other award and the shares of Stock relating thereto, based on such factors as the Committee shall determine);

(f) to adjust the performance goals and measurements applicable to performance-based awards pursuant to the terms of the Plan;

(g) to determine under what circumstances a Stock Option may be settled in cash, Deferred Stock or Restricted Stock under Section 5(k);

(h) to determine if and when any outstanding Stock Options shall be converted to Stock Appreciation Rights as described in Section 6(a) of this Plan;

(i) to determine to what extent and under what circumstances Stock and other amounts payable with respect to an award shall be deferred; and

(j) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

The Committee may act only by a majority of its members then in office, except that the members thereof may authorize (a) any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee, and (b) the chief executive officer of the Company to grant Restricted Stock to key employees who are not officers of the Company.

Any determination made by the Committee pursuant to the provisions of the Plan with respect to any award shall be made in its sole discretion at the time of the grant of the award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.

Section 3. Stock Subject to Plan.

The total number of shares of Stock reserved and available for future distribution under the Plan upon its approval by shareholders at the 2004 annual meeting shall be 4,000,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares. Only 2,000,000 shares in aggregate will be available for issuance as Restricted Stock or Deferred Stock, and only 500,000 shares in aggregate will be available for issuance as Incentive Stock Options. All Stock Options granted under the Plan will be premium priced Stock Options with an exercise price of 110% of the Fair Market Value of the Company's Stock on the date of grant.

Subject to Section 6(b)(iv), if any shares of Stock that have been optioned cease to be subject to a Stock Option, if any shares of Stock that are subject to any Restricted or Deferred Stock award are forfeited or if any Stock Option or other award otherwise terminates without a payment being made to the participant in the form of Stock, such shares shall again be available for distribution in connection with awards under the Plan.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or other change in corporate structure affecting the Stock, such substitution or adjustments shall be made in the aggregate number of shares reserved for issuance under the Plan, in the number and option price of shares subject to outstanding Stock Options, and in the number of shares subject to other outstanding awards granted under the Plan as may be determined to be appropriate by the Board, in its sole discretion; provided, however, that the number of shares subject to any award shall always be a whole number. Such adjusted option price shall also be used to determine the amount payable by the Company upon the exercise of any Stock Appreciation Right associated with any Stock Option.

Section 4. Eligibility.

Officers and other key employees of the Company, its subsidiaries and affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company, its subsidiaries or affiliates are eligible to be granted Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock and Cash Bonus Awards. However, no employee shall be eligible to receive awards covering more than 115,000 Stock Options and Stock Appreciation Rights and 80,000 shares of Restricted Stock and Deferred Stock in any fiscal year. Directors of the Company are eligible to be granted Non-Qualified Stock Options and Directors' Fees in Stock.

Section 5. Stock Options.

Stock Options may be granted alone or in addition to other awards granted under the Plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Committee may from time to time approve.

The Committee shall have the authority to grant any optionee Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights). Incentive Stock Options may be granted only to employees of the Company and its subsidiaries (within the meaning of Section 425(f) of the Code). To the extent that any Stock Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option.

Stock Options shall be evidenced by option agreements, the terms and provisions of which may differ. An option agreement shall indicate on its face whether it is an agreement for Incentive Stock Options or Non-Qualified Stock Options. The grant of a Stock Option shall occur on the date the Committee specifies by resolution, which shall be on or after the date it selects an individual as a participant in any grant of Stock Options, determines the number of Stock Options to be granted to such individual and specifies the terms and provisions of the option agreement. The Company shall notify a participant of any grant of Stock Options, and a written option agreement or agreements shall be duly executed and delivered by the Company.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered nor shall any discretion or authority granted under the Plan be exercised so as to disqualify the Plan under Section 422 of the Code or, without the consent of the optionee affected, to disqualify any Incentive Stock Option under such Section 422.

Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Committee shall deem desirable:

(a) Option Price. The option price per share of Stock purchasable under a Stock Option shall be equal to 110% of the Fair Market Value of the Stock at time of grant.

(b) Option Term. The term of each Stock Option shall be fixed by the Committee, but no Incentive Stock Option shall be exercisable more than 10 years after the date the Option is granted, and no Non-Qualified Stock Option shall be exercisable more than 10 years and one day after the date the Option is granted.

(c) Exercisability. Stock Options shall be exercisable commencing 3 years after the grant date, subject to Sections 5(f), (g) and (h) and such other terms and conditions as shall be determined by the Committee. If the Committee provides that any Stock Option is exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine.

(d) Method of Exercise. Subject to the provisions of this Section 5, Stock Options may be exercised, in whole or in part, at any time during the option exercise period by giving written notice of exercise to the Company specifying the number of shares to be purchased.

Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept. As determined by the Committee, payment in full or in part may also be made in the form of unrestricted Stock already owned by the optionee or, in the case of the exercise of a Non-Qualified Stock Option, Restricted Stock or Deferred Stock subject to an award hereunder (based, in each case, on the Fair Market Value of the Stock on the date the Stock Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned shares may be authorized only at the time the Stock Option is granted.

If payment of the option exercise price of a Non-Qualified Stock Option is made in whole or in part in the form of Restricted Stock or Deferred Stock, such Restricted Stock or Deferred Stock (and any replacement shares relating thereto) shall remain (or be) restricted or deferred, as the case may be, in accordance with the original terms of the Restricted Stock award or Deferred Stock award in question, and any additional Stock received upon the exercise shall be subject to the same forfeiture restrictions or deferral limitations, unless otherwise determined by the Committee.

No shares of Stock shall be issued until full payment therefor has been made. Subject to any forfeiture restrictions or deferral limitations that may apply if a Stock Option is exercised using Restricted Stock or Deferred Stock, an optionee shall have all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends, with respect to shares subject to the Stock Option when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 15(a).

(e) Non-transferability of Options. No Stock Option shall be transferable by the optionee other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the optionee's lifetime, only by the optionee or by the guardian or legal representative of the optionee, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the optionee named in the option agreement and any person to whom an option is transferred by will or the laws of descent and distribution.

(f) Termination by Death. Subject to Section 5(j), if an optionee's employment or service terminates by reason of death, any Stock Option held by such optionee may thereafter be exercised, to the extent then exercisable for the balance of the term of the Stock Option or, if the Stock Option is not yet exercisable on the optionee's date of death, for a period of one year (or such other period as the Committee may specify) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter.

(g) Termination by Reason of Disability. Subject to Section 5(j), if an optionee's employment or service terminates by reason of Disability, any Stock Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable at the time of termination or on such accelerated basis as the Committee may determine, for a period of three years (or such shorter period as the Committee may specify at grant) from the date of such termination or until the expiration of the stated term of such Stock Option, whichever period is the shorter; provided, however, that, if the optionee dies within such three-year period (or such shorter period), any unexercised Stock Option held by such optionee shall, notwithstanding the expiration of such three-year (or such shorter) period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter. In the event of termination by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

(h) Termination by Reason of Retirement. Subject to Section 5(j), if an optionee's employment or service terminates by reason of Retirement, any Stock Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable at the time of such Retirement or on such accelerated basis as the Committee may determine, for a period of three years (or such shorter period as the Committee may specify at grant) from the date of such termination or until the expiration of the stated term of such Stock Option, whichever period is the shorter; provided, however, that, if the optionee dies within such three-year (or such shorter) period any unexercised Stock Option held by such optionee shall, notwithstanding the expiration of such three-year (or such shorter) period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter. In the event of termination by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

(i) Other Termination. Unless otherwise determined by the Committee, if an optionee's employment or service terminates for any reason other than death, Disability or Retirement, the Stock Option shall thereupon terminate, except that such Stock Option, to the extent then exercisable, may be exercised for the balance of such Stock Option's term. Notwithstanding the foregoing, if an optionee's employment or service terminates at or after a Change in Control (as defined in Section 12(b)), other than by reason of death, Disability or Retirement, any Stock Option held by such optionee shall be exercisable for the lesser of (x) six months and one day, and (y) the balance of such Stock Option's term pursuant to Section 5(b).

(j) Incentive Stock Option Limitations. To the extent required for "incentive stock option" status under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Stock with respect to which Incentive Stock Options granted after 1986 are exercisable for the first time by the optionee during any calendar year under the Plan and any other stock option plan of any subsidiary or parent corporation (within the meaning of Section 425 of the Code) after 1986 shall not exceed $100,000.

The Committee is authorized to provide at grant that, to the extent permitted under Section 422 of the Code, if a participant's employment with the Company and its subsidiaries is terminated by reason of death, Disability or Retirement and the portion of any Incentive Stock Option that is otherwise exercisable during the post-termination period specified under Sections 5(f), (g) or (h), applied without regard to this Section 5(j), is greater than the portion of such option that is exercisable as an "incentive stock option" during such post-termination period under Section 422, such post-termination period shall automatically be extended (but not beyond the original option term) to the extent necessary to permit the optionee to exercise such Incentive Stock Option (either as an Incentive Stock Option or, if exercised after the expiration periods that apply for the purposes of Section 422, as a Non-Qualified Stock Option).

(k) Cashing Out of Option: Settlement of Spread Value in Deferred or Restricted Stock. On receipt of written notice to exercise, the Committee may elect to cash out all or part of the portion of any Stock Option to be exercised by paying the optionee an amount, in cash or Stock, equal to the excess of the Fair Market Value of the Stock over the option price (the "Spread Value") on the effective date of such cash out.

Cash outs relating to options held by optionees who are actually or potentially subject to Section 16(b) of the Exchange Act shall comply with the "window period" provisions of Rule 16b-3, to the extent applicable, and, in the case of cash outs of Non-Qualified Stock Options held by such optionees, the Committee may determine Fair Market Value under the pricing rule set forth in Section 6(b)(ii)(B).

In addition, if the option agreement so provides at grant or is amended after grant and prior to exercise to so provide (with the optionee's consent), the Committee may require that all or part of the shares to be issued with respect to the Spread Value payable in the event of a cash out of an unexercised Stock Option or the Spread Value portion of an exercised Stock Option take the form of Deferred or Restricted Stock, which shall be valued on the date of exercise on the basis of the Fair Market Value of such Deferred or Restricted Stock, determined without regard to the deferral limitations or forfeiture restrictions involved. Notwithstanding any other provision of this Plan, upon a Change in Control (as defined in Section 11(b)) other than a Change in Control specified in clause (i) of Section 11(b) arising as a result of beneficial ownership (as defined therein) by the Participant of Outstanding Company Common Stock or Outstanding Company Voting Securities (as such terms are defined below), in the case of Stock Options other than Stock Options held by an officer or director of the Company (within the meaning of Section 16 of the Exchange Act) which were granted less than six months prior to the Change in Control, during the 60-day period from and after a Change in Control (the "Exercise Period"), unless the Committee shall determine otherwise at the time of grant, an optionee shall have the right, in lieu of the payment of the exercise price of the shares of Stock being purchased under the Stock Option and by giving notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Stock Option to the Company and to receive cash, within 30 days of such notice, in an amount equal to the amount by which the "Change in Control Price" (as defined in Section 11(c)) per share of Stock on the date of such election shall exceed the exercise price per share of Stock under the Stock Option multiplied by the number of shares of Stock granted under the Stock Option as to which the right granted under this Section 5(k) shall have been exercised.

Section 6. Stock Appreciation Rights.

(a) Grant of SARs. Stock Appreciation Rights may be granted alone ("Freestanding SARs") or in conjunction with all or part of any Stock Option granted under the Plan ("Tandem SARs"), or in any combination of these forms of SARs. The Committee shall determine the officers and key employees to whom and the time or times at which SAR grants will be made, the number of SARs to be awarded, the time or times within which such awards may be subject to forfeiture and any other terms and conditions of the awards. In the case of Stock Appreciation Rights granted in conjunction with a Non-Qualified Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of SARs granted in conjunction with an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option. Each SAR Award shall be evidenced by an agreement that shall specify the Grant Price, the term of the SAR and such other provisions as the Committee shall determine.

(b) Grant Price. The Grant Price for each SAR shall be determined by the Committee and shall be specified in the agreement. The Grant Price of a Freestanding SAR shall be equal to 110% of the Fair Market Value of the Shares on the date of grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

(c) Term of SAR. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and specified in the SAR Award Agreement. A Tandem SAR shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option, except that, unless otherwise determined by the Committee at the time of grant, a Stock Appreciation Right granted with respect to less than the full number of shares covered by a related Stock Option shall not be reduced until the number of shares covered by an exercise or termination of the related Stock Option exceeds the number of shares not covered by the Stock Appreciation Right.

(d) Exercise of SARs. A Freestanding SAR may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes. A Tandem SAR may be exercised by an optionee in accordance with Section 6(e) by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Committee. Upon such exercise and surrender, the optionee shall be entitled to receive an amount determined in the manner prescribed in Section 6(e). Stock Options which have been so surrendered shall no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

(e) General Terms and Conditions. SARs shall be subject to such terms and conditions as shall be determined by the Committee, including the following:

(i) A Stock Appreciation Right shall not be exercisable during the first six months of its term by an individual who is actually or potentially subject to Section 16(b) of the Exchange Act, except that this limitation shall not apply in the event of death or Disability of the optionee prior to the expiration of the six-month period. Tandem SARs shall be exercisable only at such time or times and to the extent that the Stock Options to which they relate are exercisable in accordance with the provisions of Section 5 and this Section 6. Notwithstanding the foregoing,

(ii) Upon the exercise of a Stock Appreciation Right, an optionee shall be entitled to receive an amount in cash, shares of Stock or both equal in value to the excess of the Fair Market Value of one share of Stock over the option price per share specified in the agreement multiplied by the number of shares in respect of which the Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

In the case of Stock Appreciation Rights held by individuals who are actually or potentially subject to Section 16(b) of the Exchange Act, the Committee:

(a) may require that such Stock Appreciation Rights be exercised only in accordance with the applicable "window period" provisions of Rule 16b-3; and

(b) in the case of Stock Appreciation Rights relating to Non-Qualified Stock Options, may provide that the amount to be paid upon exercise of such Stock Appreciation Rights during a Rule 16b-3 "window period" shall be based on the highest mean sales price of the Stock on the New York Stock Exchange on any day during such "window period".

(iii) Except as otherwise provided in the agreement or otherwise determined at any time by the Committee, no Freestanding SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Tandem SARs shall be transferable only when and to the extent that the underlying Stock Option would be transferable under Section 5(e).

(iv) Upon the exercise of a Tandem SAR, the Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Section 3 on the number of shares of Stock to be issued under the Plan, but only to the extent of the number of shares issued under the Stock Appreciation Right at the time of exercise based on the value of the Stock Appreciation Right at such time.

(f) SARS in substitution for Stock Options. In the event the Company is not accounting for equity compensation under APB Opinion No. 25, the Committee shall have the ability to substitute Stock Appreciation Rights for outstanding Stock Options, without receiving an optionee's permission and with such Stock Appreciation Rights to be paid in Stock or cash, at the Committee's discretion. The terms of the substituted Stock Appreciation Rights shall be the same as the terms of the Stock Options and the aggregate difference between the Fair Market Value of the underlying Stock and the grant price of the Stock Appreciation Rights shall be equivalent to the aggregate difference between the Fair Market Value of the underlying Stock and the option price of the Stock Options. If, in the opinion of the Company's auditors, this provision creates adverse accounting consequences for the Company, the Committee shall have the authority to revoke this provision, after which it shall be considered null and void.

Section 7. Restricted Stock.

(a) Administration. Shares of Restricted Stock may be issued either alone or in addition to other awards granted under the Plan. The Committee shall determine the officers and key employees to whom and the time or times at which grants of Restricted Stock will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture and any other terms and conditions of the awards, in addition to those contained in Section 7(c).

The Committee may condition the grant of Restricted Stock upon the attainment of specified performance goals or such other factors or criteria as the Committee shall determine. The provisions of Restricted Stock awards need not be the same with respect to each recipient.

(b) Awards and Certificates. Each participant receiving a Restricted Stock award shall be issued a certificate in respect of such shares of Restricted Stock. Such certificate shall be registered in the name of such participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of The Briggs & Stratton Corporation Incentive Compensation Plan and a Restricted Stock Agreement. Copies of such Plan and Agreement are on file at the offices of Briggs & Stratton Corporation, 12301 West Wirth Street, Wauwatosa, Wisconsin 53222."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Restricted Stock award, the participant shall have delivered a stock power, endorsed in blank, relating to the Stock covered by such award.

(c) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan and the Restricted Stock Agreement referred to in Section 7(c)(vi), during a period set by the Committee, commencing with the date of such award (the "Restriction Period"), the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock. Within these limits, the Committee may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or in part, based on service, performance and such other factors or criteria as the Committee may determine.

(ii) Except as provided in this paragraph (ii) and Section 7(c)(i), the participant shall have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the

Company, including the right to vote the shares and the right to receive any cash dividends. If required by the Committee, cash dividends shall be automatically deferred and reinvested in additional Restricted Stock and dividends payable in Stock shall be paid in the form of Restricted Stock.

(iii) Except to the extent otherwise provided in the applicable Restricted Stock Agreement and Sections 7(c)(i) and (iv), upon termination of a participant's employment for any reason during the Restriction Period, all shares still subject to restriction shall be forfeited by the participant.

(iv) In the event of hardship or other special circumstances of a participant whose employment is involuntarily terminated (other than for cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such participant's shares of Restricted Stock.

(v) If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, unlegended certificates for such shares shall be delivered to the participant.

(vi) Each award shall be confirmed by, and be subject to the terms of, a Restricted Stock Agreement.

Section 8. Deferred Stock.

(a) Administration. Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the officers and key employees to whom and the time or times at which Deferred Stock shall be awarded, the number of shares of Deferred Stock to be awarded to any participant, the duration of the period (the "Deferral Period") during which, and the conditions under which, receipt of the Stock will be deferred and any other terms and conditions of the award, in addition to those contained in Section 8(b). The Committee may condition the grant of Deferred Stock upon the attainment of specified performance goals or such other factors or criteria as the Committee shall determine. The provisions of Deferred Stock awards need not be the same with respect to each recipient.

(b) Terms and Conditions. Deferred Stock awards shall be subject to the following terms and conditions:

(i) Subject to the provisions of the Plan and the Deferred Stock Agreement referred to in Section 8(b)(vii), Deferred Stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered during the Deferral Period. At the expiration of the Deferral Period (or Elective Deferral Period as defined in Section 8(b)(vi), where applicable), share certificates shall be delivered to the participant for the shares covered by the Deferred Stock award.

(ii) Unless otherwise determined by the Committee, amounts equal to any dividends declared during the Deferral Period with respect to the number of shares covered by a Deferred Stock award will be awarded, automatically deferred and deemed to be reinvested in additional Deferred Stock.

(iii) Except to the extent otherwise provided in the applicable Deferred Stock Agreement and Sections 8(b)(iv) and (v), upon termination of a participant's employment for any reason during the Deferral Period, the rights to the shares still covered by the Deferred Stock award shall be forfeited.

(iv) Based on service, performance and such other factors or criteria as the Committee may determine, the Committee may provide for the lapse of deferral limitations in installments and may accelerate the vesting of all or any part of any Deferred Stock award and waive the deferral limitations for all or any part of such award.

(v) In the event of hardship or other special circumstances of a participant whose employment is involuntarily terminated (other than for cause), the Committee may waive in whole or in part any or all remaining deferral limitations with respect to any or all of such participant's Deferred Stock.

(vi) A participant may elect to further defer receipt of the Deferred Stock payable under an award (or an installment of an award) for a specified period or until a specified event (the "Elective Deferral Period"), subject in each case to the Committee's approval and to such terms as are determined by the Committee. Subject to any exceptions adopted by the Committee, such election must generally be made at least 12 months prior to completion of the Deferral Period for the award (or for such installment of an award).

(vii) Each award shall be confirmed by, and be subject to the terms of, a Deferred Stock Agreement.

Section 9. Cash Bonus Awards.

(a) Administration. The Committee may establish cash bonus awards for executive officers either alone or in addition to other awards granted under the Plan. The Committee shall determine the time or times at which bonus awards shall be granted, and the conditions upon which such awards will be paid.

(b) Terms and Conditions.

(i) A cash bonus award shall be paid solely on account of the attainment of one or more preestablished, objective performance goals. Performance goals shall be based on one or more business criteria that apply to the individual, a business unit, or the corporation as a whole. It is intended that any performance goal will be in a form which relates the bonus to an increase in the value of the Company to its shareholders. Economic Value Added ("EVA®") improvement is the financial performance measure most closely correlated with increases in shareholder value. In general, EVA is the excess of net operating profit after taxes, less a capital charge which is intended to represent the return expected by the providers of the Company's capital. Performance goals may also include stock price, market share, sales, earnings per share, return on equity, or costs. In addition, performance goals for any individual who is not a "covered employee", as that term is defined in Section 162(m) of the Code, may be based upon such other factors as the Committee may determine.

(ii) Performance goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the performance goal relates. The preestablished performance goal must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained. It is intended that the bonus formula will be based upon a percentage of an individual's salary or base pay. Upon approval of the Plan by shareholders at the 2004 annual meeting, in no event shall the maximum bonus payable to any individual in any fiscal year exceed $3,000,000.

(iii) Following the close of the performance period, the Committee shall determine whether the performance goal was achieved, in whole or in part, and determine the amount payable to each individual.

<u>Section 10. Directors' Fees in Stock</u>

The Board (acting as the Committee under the Plan) may pay all, or such portion as it shall from time to time determine, of the retainer and fees payable to the members of the Board in shares of Stock. The number of shares to be issued to directors, in lieu of the cash compensation to which they would otherwise be entitled, shall be determined by the Board. The Board may permit directors to defer the issuance of Stock hereunder in accordance with such rules as the Board may determine.

<u>Section 11. Change In Control Provisions.</u>

(a) <u>Impact of Event</u>. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined in Section 11(b)):

(i) Any Stock Appreciation Rights and Stock Options outstanding as of the date such Change in Control is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant; provided, however, that, in the case of the holder of Stock Appreciation Rights who is actually subject to Section 16(b) of the Exchange Act, such Stock Appreciation Rights shall have been outstanding for at least six months at the date such Change in Control is determined to have occurred.

(ii) The restrictions and deferral limitations applicable to any Restricted Stock, Deferred Stock and Stock Purchase Rights shall lapse, and such Restricted Stock, Deferred Stock and Stock Purchase Rights shall become free of all restrictions and fully vested to the full extent of the original grant.

(b) <u>Definition of Change in Control</u>. For purposes of the Plan, a "Change in Control" shall mean the happening of any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of Stock of the Company (the "outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction described in clauses (i), (ii) and (iii) of paragraph (3) of this subsection (b) of this Section 11; or

(ii) Individuals who, as of December 1, 1989, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to December 1, 1989 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Approval by the shareholders of the Company and the subsequent consummation of a reorganization, merger or consolidation (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company and the subsequent consummation of (i) a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) less than 20% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of the Company or such corporation), except to the extent that such Person owned 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities prior to the sale or disposition and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such sale or other disposition of assets of the Company or were elected, appointed or nominated by the Board.

(c) Change in Control Price. For purposes of the Plan, "Change in Control Price" means the highest price per share paid in any transaction reported on the New York Stock Exchange Composite Index or paid or offered in any bona fide transaction related to a potential or actual change in control of the Company at any time during the preceding 60 day period as determined by the Committee, except that, in the case of Incentive Stock Options and Stock Appreciation Rights relating to Incentive Stock Options, such price shall be based only on transactions reported for the date on which the Committee decides to cash out such options.

Section 12. Amendments and Termination.

The Board may amend, alter, or discontinue the Plan but no amendment, alteration or discontinuation shall be made which would impair the rights of an optionee under a Stock Option or a recipient of a Stock Appreciation Right, Restricted Stock Award, Deferred Stock Award and Cash Bonus Award theretofore granted without the optionee's or recipient's consent, or without the approval of the Company's stockholders, if shareholder approval of the change would be required to comply with Rule 16b-3 or the Code.

The Committee may amend the terms of any Stock Option or other award theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any holder without the holder's consent. Options issued under any of the Corporation's existing stock option plans will not be repriced, replaced, or regranted through cancellation, or by lowering the option exercise price of a previously granted award, without the prior approval of the Company's shareholders.

Subject to the above provisions, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules, as well as other developments.

Section 13. Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 14. General Provisions.

(a) The Committee may require each person purchasing shares pursuant to a Stock Option or a Stock Purchase Right to represent to and agree with the Company in writing that the optionee or participant is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

All certificates for shares of Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange upon which the Stock is then listed and any applicable Federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(b) Nothing contained in this Plan shall prevent the Company, a subsidiary or affiliate from adopting other or additional compensation arrangements for its employees.

(c) The adoption of the Plan shall not confer upon any employee any right to continued employment nor shall it interfere in any way with the right of the Company, a subsidiary or affiliate to terminate the employment of any employee at any time.

(d) No later than the date as of which an amount first becomes includible in the gross income of the participant for Federal income tax purposes with respect to any award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Stock, including Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant.

(e) At the time of grant, the Committee may provide in connection with any grant made under this Plan that the shares of Stock received as a result of such grant shall be subject to a right of first refusal pursuant to which the participant shall be required to offer to the Company any shares that the participant wishes to sell at the then Fair Market Value of the Stock, subject to such other terms and conditions as the Committee may specify at the time of grant.

(f) The reinvestment of dividends in additional Deferred or Restricted Stock at the time of any dividend payment shall only be permissible if sufficient shares of Stock are available under Section 3 for such reinvestment (taking into account then outstanding Stock Options, Stock Purchase Rights and other Plan awards).

(g) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant's death are to be paid.

(h) The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Wisconsin.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 27, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No ____

The aggregate market value of Common Stock held by nonaffiliates of the registrant was approximately $1,457,565,089 based on the reported last sale price of such securities as of December 26, 2003, the last business day of the most recently completed second fiscal quarter.

Number of Shares of Common Stock Outstanding at August 25, 2004: 25,612,270.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 20, 2004	Part III

The Exhibit Index is located on page 50.

BRIGGS & STRATTON CORPORATION
FISCAL 2004 FORM 10-K
TABLE OF CONTENTS

Cautionary Statement on Forward-Looking Statements

Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "objective," "plan," "project," "seek," "think," "will" and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on Briggs & Stratton's current views and assumptions and involve risks and uncertainties that include, among other things: our ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, pension funding and accounting standards; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of purchased raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer disposable income; changes in foreign economic conditions, including currency rate fluctuations; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; our ability to successfully integrate the Simplicity Manufacturing, Inc. acquisition; and other factors that may be disclosed from time to time in our SEC filings or otherwise. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are primarily aluminum alloy gasoline engines ranging from 3 to 31 horsepower.

Additionally, through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of portable generators, pressure washers and related accessories.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 5 of the Notes to Consolidated Financial Statements.

The Company's Internet address is www.briggsandstratton.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission. Charters of the Audit, Compensation, Nominating and Governance Committees; Corporate Governance Guidelines and code of business conduct and ethics contained in the Briggs & Stratton Business Integrity Manual are available on the Company's website and are available in print to any shareholder upon request to the Corporate Secretary.

Engines

General

Briggs & Stratton's engines are used primarily by the lawn and garden equipment industry, which accounted for 77% of fiscal 2004 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers and garden tillers. The remaining 23% of OEM sales in fiscal 2004 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the powered equipment they sell, and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is only a component. Briggs & Stratton engines are marketed under various brand names including Classic™, Sprint™, Quattro™, Quantum®, INTEK™, I/C®, Industrial Plus™ and Vanguard™.

In fiscal 2004, approximately 17% of Briggs & Stratton's net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries in Australia, Austria, Canada, China, the Czech Republic, England, France, Germany, Mexico, New Zealand, the Philippines, Russia, South Africa, Spain, Sweden and United Arab Emirates. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications. More detailed information about our foreign operations is in Note 5 of the Notes to Consolidated Financial Statements.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to approximately 39,000 independently owned, authorized service dealers throughout the world. These distributors and service dealers implement Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest engine customers in each of the last three fiscal years were AB Electrolux (principally its Electrolux Home Products Group), MTD Products Inc. and Murray Inc. (owned by Summersong Investments, Inc.). Sales to each of these customers were more than 9% of net sales in fiscal 2004, 2003 and 2002. Sales to all three combined were 42%, 41% and 47% of consolidated net sales in fiscal 2004, 2003 and 2002, respectively. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements with these large customers.

Briggs & Stratton believes that in fiscal 2004 more than 80% of all lawn and garden equipment sold in the United States was sold through mass merchandisers such as Sears, Roebuck and Co. (Sears), The Home Depot, Inc. (The Home Depot), Wal*Mart Stores, Inc. (Wal*Mart) and Lowe's Home Centers, Inc. (Lowe's). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure. Briggs & Stratton expects that this pricing trend will continue in the foreseeable future. Briggs & Stratton believes that a similar trend has developed for its products in industrial and consumer applications outside of the lawn and garden market.

Competition

Briggs & Stratton's major domestic competitors in engine manufacturing are Tecumseh Products Company (Tecumseh), Honda Motor Co., Ltd. (Honda), Kohler Co. and Kawasaki Heavy Industries, Ltd. (Kawasaki). Several Japanese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products. Tecumseh Europa S.p.A., located in Italy, is a major competitor in Europe.

Briggs & Stratton believes it has a significant share of the worldwide market for engines that power outdoor equipment.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhance its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden OEMs are highly seasonal because of consumer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by weather conditions. Sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels generally increase during the first and second fiscal quarters in anticipation of customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Wauwatosa, Wisconsin; Murray, Kentucky; Poplar Bluff and Rolla, Missouri; Auburn, Alabama; Statesboro, Georgia; and Chongqing, China. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, zinc die castings and plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan and with Starting Industrial of Japan for the production of rewind starters in the U.S.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

Briggs & Stratton Power Products Group, LLC's (BSPPG) two principal product lines are portable and home stand-by generators ("generators") and pressure washers. BSPPG sells its products through multiple channels of retail distribution, including home centers, warehouse clubs, mass merchants and independent dealers.

BSPPG has assembled a comprehensive after-sales service network in North America for generators and pressure washers comprised of approximately 4,300 authorized independent dealers. BSPPG maintains its independent dealer network for the purpose of providing the after-sales service capability that supports its products.

To support its international business, BSPPG has leveraged the existing Briggs & Stratton worldwide distribution network.

Customers

BSPPG sells to consumer home centers and warehouse clubs, as well as mass merchants and independent dealers. Historically, BSPPG's major customers have been Lowe's, The Home Depot and Sears. Other U.S. retail customers include Tractor Supply Company, Tru-Serv Incorporated, and Wal*Mart.

Competition

The U.S. engine powered equipment industry (the "power products industry"), in which Briggs & Stratton competes is served by approximately five competitors. The principal competitive factors in the power products industry include price, service, product performance, technical innovation and delivery. In the manufacture and sale of generators, BSPPG competes primarily with Coleman Powermate and Honda. In the manufacture and sale of pressure washers, BSPPG competes primarily with DeVilbiss Air Power Company, and to a lesser extent with Coleman Powermate, Alfred Karcher GmbH & Co. and Campbell Hausfeld (part of Berkshire Hathaway, Inc.).

BSPPG believes it has a significant share of the North American market for generators and consumer pressure washers.

Seasonality of Demand

Sales of BSPPG's products are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and related working capital requirements are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of generators are typically higher during the summer and fall tropical storm seasons.

Manufacturing

BSPPG's U.S. manufacturing facility is located in Jefferson, Wisconsin. BSPPG produces generators and pressure washers at this location.

BSPPG manufactures core components for generators, where such integration improves operating profitability by providing lower costs.

BSPPG purchases engines from its parent, Briggs & Stratton, as well as from Generac Power Systems, Inc. and Honda. BSPPG has not experienced any difficulty obtaining necessary purchased components.

To service BSPPG's international customer base more effectively, BSPPG designs and assembles its international products at its Jefferson, Wisconsin location and through a contract manufacturing arrangement in the Netherlands.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. Trademarks, licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the years ending June 27, 2004, June 29, 2003 and June 30, 2002, Briggs & Stratton spent approximately $25.9 million, $26.4 million and $23.7 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during the fiscal year was 7,438. Employment ranged from a low of 7,094 in September 2003 to a high of 7,732 in June 2004.

Export Sales

Export sales for fiscal 2004, 2003 and 2002 were $336.7 million (17% of net sales), $401.2 million (24% of net sales) and $365.5 million (24% of net sales), respectively. These sales were principally to customers in European countries. Refer to Note 5 of Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 12 of Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 2. PROPERTIES

The corporate offices and one of Briggs & Stratton's engine manufacturing facilities are located in Wauwatosa, Wisconsin. Briggs & Stratton also has engine manufacturing facilities in Murray, Kentucky; Poplar Bluff and Rolla, Missouri; Auburn, Alabama and Statesboro, Georgia. These are owned facilities containing 3.6 million square feet of office and production area. Briggs & Stratton occupies warehouse space totalling approximately 380,000 square feet in Menomonee Falls, Wisconsin under a reservation of interest agreement. Briggs & Stratton also leases warehouse space in the localities of its engine manufacturing facilities, except Wisconsin, totalling 500,000 square feet.

BSPPG's office and domestic manufacturing facility are located in Jefferson, Wisconsin and contain 250,000 square feet of office and production area. BSPPG leases warehouse space totaling 625,000 square feet in three communities in Wisconsin.

The engine business with the OEMs is seasonal, with demand for engines at its height in the winter and early spring. Engine manufacturing operations run at capacity levels during the peak season, with many operations running three shifts. Engine operations generally run fewer shifts in the summer, when demand is weakest and production levels are lower. During the winter, when finished goods inventories reach their highest levels, owned warehouse space may be insufficient and capacity may be expanded through rented space.

Briggs & Stratton leases approximately 360,000 square feet of space to house its foreign sales and service operations in Australia, Austria, Canada, China, the Czech Republic, England, France, Germany, Mexico, the Netherlands, New Zealand, the Philippines, Russia, South Africa, Spain, Sweden, Switzerland and United Arab Emirates.

Briggs & Stratton's owned properties are well maintained. Briggs & Stratton believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner.

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos-related liability) and patent and trademark matters.

On June 3, 2004, eight individuals who claim to have purchased lawnmowers in Illinois and Minnesota filed a lawsuit *(Ronnie Phillips et al. v. Sears Roebuck Corporation et al.*, No. 04-L-334 (20th Judicial Circuit, St. Clair County, IL)) against the Company and other defendants alleging that the horsepower labels on the products they purchased were inaccurate. The plaintiffs seek certification of a class of all persons in the United States who, beginning January 1, 1995 through the present, purchased a lawnmower containing a two stroke or four stroke gas combustible engine up to 20 horsepower that was manufactured by defendants.

The complaint seeks an injunction, compensatory and punitive damages, and attorneys' fees. No orders have been entered in the case, and there has been no discovery. The Company intends to vigorously defend this case.

Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, Briggs & Stratton believes these unresolved legal actions will not have a material effect on its financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended June 27, 2004.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
JOHN S. SHIELY, 52 Chairman, President and Chief Executive Officer (1)(2)(3)	Mr. Shiely was elected to his current position effective January 2003, after serving as President and Chief Executive Officer since July 2001 and President and Chief Operating Officer since August 1994.
JAMES E. BRENN, 56 Senior Vice President and Chief Financial Officer	Mr. Brenn was elected to his current position in October 1998, after serving as Vice President and Controller since November 1988. He also served as Treasurer from November 1999 until January 2000.
DAVID G. DEBAETS, 41 Vice President and General Manager – Large Engine Division	Mr. DeBaets was elected to his current position effective September 2003. He has served as Vice President and General Manager – Large Engine Division since April 2000. He also served as Vice President and General Manager – Die Cast Components from May 1996 to April 2000.
RICKY T. DILLON, 33 Controller	Mr. Dillon was elected an executive officer effective September 1, 2004. He has served as Controller since March 2002. He previously served for 9 years with Arthur Andersen LLP.
MARK R. HAZELTINE, 61 Vice President and Sales Manager – Consumer Products	Mr. Hazeltine was elected to his current position in May 2002, after serving as Vice President and Sales Manager – Consumer Lawn & Garden since July 1999. He also served as Sales Manager from February 1995 to June 1999.
ROBERT F. HEATH, 56 Secretary	Mr. Heath was elected to his current position in January 2002. He served as Assistant Secretary from January 2001 to December 2001. In addition, Mr. Heath is Vice President and General Counsel and has served in these positions since January 2001. He also served as General Counsel since December 1997.
PAUL M. NEYLON, 57 Senior Vice President – Engine Products Group	Mr. Neylon was elected to his current position in October 2001, after serving as Senior Vice President – Production from August 2000 to October 2001 and as Vice President – Production from May 1999 to July 2000. He previously served as Vice President – Operations Support since January 1999 and prior to that held the position of Vice President and General Manager – Spectrum Division.
WILLIAM H. REITMAN, 48 Vice President – Marketing	Mr. Reitman was elected to his current position effective April 1998. He has served as Vice President – Marketing since November 1995.
STEPHEN H. RUGG, 57 Senior Vice President – Sales and Service	Mr. Rugg was elected to his current position in May 1999, after serving as Vice President – Sales since November 1995.
THOMAS R. SAVAGE, 56 Senior Vice President – Administration	Mr. Savage was elected to his current position effective July 1997, after serving as Vice President – Administration and General Counsel since November 1994. He also served as Secretary from November 1999 to June 2000.

MICHAEL D. SCHOEN, 44 Vice President – International Group	Mr. Schoen was elected to his current position effective July 2001. He was elected an executive officer in August 2000, after serving as Vice President – Operations Support since July 1999. He previously held the position of Vice President – International Operations since July 1996.
VINCENT R. SHIELY, 44 Vice President and General Manager – Engine Products Group (3)	Mr. Shiely was elected to his current position effective September 2002 after serving as Vice President and General Manager – Business Units since December 2001. He also served as Vice President and General Manager – Electrical Products Division since October 1998.
TODD J. TESKE, 39 Senior Vice President and President – Briggs & Stratton Power Products Group, LLC	Mr. Teske was elected to his current position effective September 2003 after serving as Vice President and President – Briggs & Stratton Power Products Group, LLC since February 2003. He also served as Vice President – Corporate Development from March 2001 after serving as Controller since October 1998.
CARITA R. TWINEM, 49 Treasurer	Ms. Twinem was elected to her current position in February 2000, after serving as Tax Director since July 1994.
JOSEPH C. WRIGHT, 45 Vice President and General Manager – Lawn and Garden Division	Mr. Wright was elected to his current position in September 2004. He was elected an executive officer effective September 2002. He previously served as Vice President and General Manager – Small Engine Division since July 1997.

(1) Officer is also a Director of Briggs & Stratton. (2) Member of Executive Committee.
(3) John S. Shiely and Vincent R. Shiely are brothers.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited) on page 45.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Briggs & Stratton did not make any purchases of equity securities registered by the Company pursuant to Section 12 of the Exchange Act.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	**2004**	2003	2002	2001	2000
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1)					
NET SALES	**$1,947,364**	$1,657,633	$1,529,300	$1,306,638	$1,591,442
GROSS PROFIT ON SALES	**439,872**	328,079	269,964	233,255	338,332
PROVISION FOR INCOME TAXES	**68,890**	37,940	27,390	23,860	80,150
NET INCOME (2)	**136,114**	80,638	53,120	48,013	136,473
PER SHARE OF COMMON STOCK:					
Basic Earnings	**6.01**	3.73	2.46	2.22	5.99
Diluted Earnings	**5.53**	3.49	2.36	2.21	5.97
Cash Dividends	**1.32**	1.28	1.26	1.24	1.20
Shareholders' Investment	**$ 32.05**	$ 23.66	$ 20.78	$ 19.57	$ 18.83
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**22,643**	21,639	21,615	21,598	22,788
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	**25,340**	24,480	24,452	21,966	22,842
OTHER DATA (1)					
SHAREHOLDERS' INVESTMENT	**$ 817,595**	$ 514,987	$ 449,646	$ 422,752	$ 409,465
LONG-TERM DEBT	**360,562**	503,397	499,022	508,134	98,512
TOTAL ASSETS	**1,637,153**	1,475,193	1,356,601	1,306,243	940,950
PLANT AND EQUIPMENT	**867,987**	876,664	879,635	890,191	838,655
PLANT AND EQUIPMENT, NET OF RESERVES	**356,542**	370,784	395,215	416,361	395,580
PROVISION FOR DEPRECIATION	**59,816**	58,325	61,091	56,117	51,097
EXPENDITURES FOR PLANT AND EQUIPMENT	**52,962**	40,154	43,928	61,322	71,441
WORKING CAPITAL	**$ 681,432**	$ 505,752	$ 411,241	$ 381,443	$ 170,326
Current Ratio	**3.3 to 1**	2.7 to 1	2.6 to 1	2.6 to 1	1.5 to 1
NUMBER OF EMPLOYEES AT YEAR-END	**7,732**	7,249	6,971	6,974	7,233
NUMBER OF SHAREHOLDERS AT YEAR-END	**4,230**	4,503	4,686	4,129	4,385
QUOTED MARKET PRICE:					
High	**$ 88.44**	$ 51.50	$ 48.39	$ 48.38	$ 63.63
Low	**$ 49.35**	$ 30.75	$ 29.65	$ 30.38	$ 31.00

(1) The amounts include the acquisition of BSPPG since May 15, 2001. Refer to the Notes to Consolidated Financial Statements.

(2) Fiscal year 2000 includes a $10.4 million gain on the disposition of foundry assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Acquisition

On July 7, 2004 Briggs & Stratton Corporation and its subsidiary, Briggs & Stratton Power Products Group, LLC, acquired Simplicity Manufacturing, Inc. ("Simplicity") for $227 million plus certain transaction related expenses. Simplicity designs, manufactures and markets a wide variety of premium yard and garden tractors, lawn tractors, riding mowers, snow throwers, attachments, and other lawn and garden products like rototillers and chipper shredders. See Note 15 of the Notes to Consolidated Financial Statements for additional information on this acquisition. The following Management Discussion and Analysis does not include a discussion of Simplicity's operating results because this transaction occurred subsequent to our fiscal year-end.

Results of Operations

FISCAL 2004 COMPARED TO FISCAL 2003

Net Sales

Fiscal 2004 consolidated net sales were approximately $1.9 billion, an increase of $290 million, or 17% compared to the previous year. The improvement was driven primarily by increased sales volume in both Segments. Engine Segment net sales were $1.6 billion in fiscal 2004, an increase of $189 million or 13% compared to the prior year. Engine Segment increases were driven by an 11% increase in unit volume resulting in $163 million in net sales. $59 million or 4% of the increase in engine unit volume is attributable to sales to our Power Products Segment. Lawn and garden sales volume gains were driven by a strong selling season at retail. Inventory levels were low at the major original equipment manufacturers going into this fiscal year. As a result, the demand for engines was high all year long in anticipation of a strong season, which materialized. We believe the volume increase is reflective of market growth and market penetration in the U.S. While our European sales unit volume was down due to the drought conditions in Europe during much of fiscal 2004, the Euro exchange rate drove a $26 million increase in net sales. Power Products net sales were $489 million in fiscal 2004, an increase of $160 million, or 48%, over fiscal 2003. Generator volume benefited significantly by the wide spread power outages that occurred in the first quarter of fiscal 2004, as a result of the eastern electrical grid failure and the landfall of a major hurricane. There were no major power outages in fiscal 2003. These events, along with increased marketing efforts, increased consumer awareness which continued to drive the demand for generators higher in fiscal 2004. Pressure washer net sales gains were driven by continued advertising and promotions at major retailers, consistent with programs launched in the prior year and increased placement at a major retailer.

Gross Profit

Consolidated gross profit increased $112 million between years. Volume increases generated $76 million of the improvement; with approximately $60 million from increases in the Engine Segment and the remainder from the Power Products Segment. The remaining $36 million of gross margin increases came from gross margin percentage improvements in the Engine Segment. Engine Segment margins improved from 20% to 24%. Pricing improvement due to the impact of a stronger Euro on European sales contributed $26 million to the improvement. A 14% increase in production volume contributed $18 million in absorption benefits and our manufacturing cost reduction programs contributed an additional $14 million to the improvement. These positive margin enhancers were partially offset by a $22 million net increase in manufacturing costs, primarily overhead, raw materials and component costs. These cost increases reflect initiatives by many vendors to pass along higher costs due to price pressures on scrap aluminum and steel. We expect these cost increases to continue in fiscal 2005. We currently anticipate that our cost reduction programs and sales pricing initiatives should offset these higher costs. The Power Products Segment margin was at 12% in both fiscal 2004 and fiscal 2003. A 55% production volume improvement and manufacturing cost reduction efforts were offset by increased purchased component costs. The Power Products Segment purchases a major pressure washer component from a European supplier in Euros. In fiscal 2004 the Euro purchases reduced gross margins of the Power Products Segment by approximately $12 million. Under the Company's foreign currency management program, this negative impact on margins was offset by the positive impact of the Euro discussed for the Engine Segment.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased $28 million or 15% compared to fiscal 2003. Increases in this category include salaries and fringe benefit cost increases of approximately $6 million, professional services of $6 million, marketing cost increases of $5 million and international variable selling cost increases of $6 million. In addition, $2 million of the increase is attributable to bad debt expense associated with a prior fiscal year customer bankruptcy. The increases in salaries and fringe benefits reflect increased incentive compensation awards in the current year, as well as increased employee benefit costs, essentially pension and health care. The increase in professional services is attributable to several consulting projects related to our distributor channels, emissions regulations and Sarbanes-Oxley compliance efforts. Increased marketing costs were driven by increased spending on Power Products' market expansion and international marketing efforts. Increases in international variable selling costs include $2 million attributable to translating Euro denominated expenditures by a stronger Euro.

Interest Expense

Interest expense decreased $3 million in fiscal 2004 compared to fiscal 2003. The decrease is essentially the result of reduced working capital borrowings in the current year and the impact of a fixed to variable interest rate swap. On March 16, 2004, the Company called for the redemption of its $140 million 5% convertible senior notes due in 2006. Substantially all of the holders of the notes exercised their conversion rights prior to the redemption date of May 15, 2004. This resulted in the issuance of approximately three million treasury shares in May 2004 and the write-off of approximately $2 million in deferred financing costs. The redemption of these bonds eliminated all convertible debt and reduced our long-term debt to approximately $361 million. The redemption will also eliminate approximately $7 million in interest expense in fiscal 2005. In April 2004, all interest rate swaps were terminated resulting in a net gain of approximately $500 thousand.

Other Income

Other income remained at approximately $9 million in fiscal 2004, consistent with prior years. Refer to Note 8 of the Notes to Consolidated Financial Statements for detail of the components of other income.

Provision for Income Taxes

The effective tax rate increased from 32% in fiscal 2003 to 34% in fiscal 2004. The rate reflects less of a benefit from foreign and state tax credits. Earnings from some of our foreign subsidiaries was down due to market conditions, while the domestic income contribution increased. The impact of lower tax credits was offset by a reduction in the tax provision due to the closing of a tax audit year and recording additional tax benefits related to the filing of our fiscal 2003 income tax return.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales

Fiscal 2003 consolidated net sales were approximately $1.7 billion, an increase of $128 million, or 8% compared to the previous year. Power Products sales increased $105 million, accounting for the majority of the increase. Generator sales increased $54 million to $152 million, up from $98 million in 2002. Fiscal 2003 marked the return of significant demand-creating events such as hurricanes and ice storms after a two-year absence of significant activity. The generator market decreased significantly after the record demand created by the concern over year 2000 issues. We do not believe this market to be mature and have developed marketing campaigns to increase brand awareness and drive purchase decisions. We believe our efforts have generated demand resulting in increased household penetration. Our marketing efforts in fiscal 2003 included retailer specific flyers and promotions, national and regional advertising, and television and radio ads. We believe the return of weather events and our cooperative promotional activities together resulted in the sales increase in fiscal 2003. Pressure washer sales increased $49 million to $164 million, up from $115 million in fiscal 2002. Pressure washer sales also benefited from similar promotional campaigns, as described above. The remainder of the consolidated sales increase was attributable to the Engine Segment. Improved engine unit volume resulted in a $28 million sales increase and greater volume in component parts and international service sales provided another $22 million sales increase. The remainder of the increase was primarily price improvement on international sales, as a result of a stronger Euro. Offsetting the Engine Segment improvements were $46 million of increased sales to the Power Products Segment that were eliminated in consolidation. Engine Segment volume improvements were driven by market growth.

Gross Profit

Consolidated gross profit increased $58 million over the previous year. Volume increases generated $23 million of the improvement, with approximately $13 million from volume increases in the Engine Segment and the remainder from the Power Products Segment volume. The remaining $35 million of gross margin increases came from improvements in gross margin percentages in both business Segments. Engines improved from 18% to 20% and Power Products improved from 10% to 12%. The gross margin percentage change in Engines resulted in approximately $28 million of improvement to gross margins between years. Pricing improvement, primarily due to the impact on European sales of a stronger Euro, contributed $12 million to the improvement and net reductions in manufacturing costs and an 11% increase in production volume each provided another $8 million of gross margin improvement.

On an ongoing basis we challenge our operations group to lower our manufacturing costs in order to remain competitive in the marketplace. Historical areas of focus have been product engineering, labor productivity, controllable overhead spending, warranty and quality costs, as well as purchased component pricing. While none of these items account for an individually significant portion of our savings, the net impact across our six production facilities was a reduction in cost of $8 million.

The Power Products gross margin percentage increase of 2% resulted in approximately $7 million of improved gross margin. A 59% production volume increase was the primary driver of the improvement. As previously discussed, an increase in weather related events and promotional activities increased demand for generators and pressure washers in fiscal 2003. The increased demand allowed us to increase production volume between years.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased $24 million or 16% compared to fiscal 2002. Increases in this category include salaries and fringe benefit cost increases of approximately $13 million, marketing cost increases of $6 million and international variable selling cost increases of $4 million. The increases in salaries and fringe benefits reflect increased incentive compensation awards in fiscal 2003, as well as increased employee benefit costs, essentially pension and health care. Increased marketing costs were driven by increased spending on Power Products market expansion and international marketing efforts.

Interest Expense

Interest expense decreased $4 million in fiscal 2003 compared to fiscal 2002. The decrease is essentially the result of reduced working capital borrowings in the current year and the impact of a fixed to variable interest rate swap.

Other Income

Other income remained at $9 million in fiscal 2003, consistent with prior years. Refer to Note 8 of the Notes to Consolidated Financial Statements for detail as to the components of other income.

Provision for Income Taxes

The effective tax rate decreased from 34% in fiscal 2002 to 32% in fiscal 2003. This decrease is attributable to tax credits related to increased foreign sourced income.

Liquidity and Capital Resources

FISCAL YEARS 2004, 2003 AND 2002

Cash flows from operating activities were $46 million, $167 million and $200 million, in fiscal 2004, 2003 and 2002, respectively.

The fiscal 2004 cash flow from operating activities were $122 million lower than the prior year. Fiscal 2004 experienced a significant increase in inventory levels, which reduced cash flows from operating activities by $129 million in fiscal 2004 and $117 million between years. Engine inventories increased $76 million between years. This increase is attributable to strong production levels through the end of the fiscal year driven by a strong selling season at retail. In addition we believe that the increased inventory is needed to meet our forecast for fiscal 2005. Our Power Products Segment also experienced an increase in inventory levels of $53 million between years. This increase in inventory reflects strong production levels throughout the year in order to replenish depleted inventories after the demand creating events for generators in the current year. The current inventory levels reflect our judgment of levels needed to maintain our position as the market leader in responsiveness to customer demand. Pressure washer inventory levels reflect increasing demand for the product due to significant market growth in the category. Inventory on hand will always reflect demand and our ability to respond to market changes at our production facilities in a timely manner.

Also contributing to the lower cash flows from operating activities were increased receivables growth between years of $23 million, which reflects our sales growth at both Segments and timing of payments, lower payable increases between years of $40 million and lower deferred tax provisions between years of $11 million. Offsetting these reductions in cash flows were increased earnings of $55 million, a reduction in prepaid expenses between years of $7 million and lower pension income of $7 million.

The fiscal 2003 cash flow from operating activities was $32 million lower than the prior year. Fiscal 2003 did not experience the significant reduction in inventory investment experienced in fiscal 2002, which caused cash flows to be $134 million less between years. Inventory levels are a function of planned production levels based on anticipated demand, contrasted with actual sell through of product at retail. In fiscal 2001 the market was soft resulting in lower than anticipated sales for the year and increased inventory levels throughout the channel. As a result of the unusually high inventory levels at the end of fiscal 2001, we lowered our planned production in 2002. The 2002 lawn and garden selling season was strong, and we were successful in getting our inventory levels back to a level we considered normal. The fiscal 2003 selling season was also strong resulting in no significant change in our inventory levels.

Offsetting this reduction in cash flow were improved cash flows related to increased earnings of $28 million, a lower accounts receivable increase between years of $51 million and higher current liabilities of $19 million. Accounts receivable levels increased in fiscal 2002 because of strong fourth quarter sales versus the prior year. Sales strength in the fourth quarter was similar between fiscal 2003 and 2002 resulting in an accounts receivable balance that did not change significantly. Current liabilities, primarily accruals for profit sharing were greater between years because better performance in fiscal 2003 resulted in larger bonus awards than the prior year.

Cash used in investing activities was $42 million, $27 million and $38 million in fiscal 2004, 2003 and 2002, respectively. Cash flows include capital expenditures of $53 million, $40 million and $44 million in fiscal 2004, 2003 and 2002, respectively. These capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products.

In fiscal 2004, Briggs & Stratton received $6 million as a refund of a portion of the cash paid for the BSPPG acquisition in fiscal 2001. The amount was to adjust the original purchase price for the actual value received in acquired receivables and inventory.

In fiscal 2003, Briggs & Stratton increased its investment in its China joint venture from 52% to 90%. This increase in ownership interest gave Briggs & Stratton control over the joint venture. Accordingly, its operating results are now reflected in Briggs & Stratton's consolidated financial statements. The actual cash outlay in fiscal 2003 for the restructuring was $343 thousand; however, the consolidation resulted in an increase in cash of approximately $4 million.

Briggs & Stratton provided cash from financing activities totaling $13 million in fiscal 2004. Briggs & Stratton used cash in financing activities totaling $37 million and $38 million in fiscal 2003 and 2002, respectively. During fiscal 2004 the company received $45 million from the exercise of stock options as opposed to $5 million and $1 million in fiscal 2003 and 2002, respectively. The stock option activity is a direct reflection of option strike prices, which encouraged the exercise of the options. During fiscal 2003 the Company paid down $15 million of its short-term loans and notes payable. These loans were primarily used to fund the short-term working capital needs of Briggs & Stratton's foreign operations. Given the level of cash flows the last two fiscal years and the available cash on hand, Briggs & Stratton made the decision to pay off these borrowings and fund these operations with available cash. Briggs & Stratton did not use its revolver to finance working capital needs during fiscal 2004. In fiscal 2004 Briggs & Stratton also incurred $2 million to negotiate a new revolving credit agreement. During fiscal 2002 Briggs & Stratton repaid $10 million of its 7.25% Senior Notes due in 2007.

Future Liquidity and Capital Resources

As previously noted, Briggs & Stratton acquired Simplicity Manufacturing, Inc. in July of fiscal 2005, using its available cash. We don't believe the acquisition of Simplicity will significantly alter our future liquidity and capital needs given its profitability and existing receivable financing arrangements.

Briggs & Stratton has negotiated a new five-year $275 million revolving credit facility that expires in May 2009. This credit facility will be used to fund seasonal working capital requirements and other financing needs. This facility and Briggs & Stratton's other indebtedness contain certain restrictive covenants described in Note 7 of the Notes to Consolidated Financial Statements. Because of our financial strength we were able to negotiate less restrictive covenants under the new revolving credit facility, specifically the covenants do not include the springing lien provisions of our previous credit facility.

Briggs & Stratton expects capital expenditures to be $87 million in fiscal 2005. These anticipated expenditures reflect our plans to continue to reinvest in equipment, new products, and capacity enhancements.

Management believes that available cash, the credit facility, cash generated from future operations, existing lines of credit and access to debt markets will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. Consequently, management's first priority is to reinvest capital into physical assets and products that maintain or grow the global cost leadership and market positions that Briggs & Stratton has achieved, and drive the economic value of the Company. Management's next financial objective is to identify strategic acquisitions or alliances that enhance revenues and provide a superior economic return. Several successful joint ventures and the acquisition of BSPPG are examples of our successful execution of this strategy. Finally, management believes that when capital cannot be invested for returns greater than the cost of capital, we should return capital to the capital providers. This approach is apparent in the programs we executed to repurchase common stock from fiscal 1997 through 2001.

Off-Balance Sheet Arrangements

Briggs & Stratton has no off-balance sheet arrangements or significant guarantees to third parties not fully recorded in our Balance Sheets or fully disclosed in our Notes to Consolidated Financial Statements. Briggs & Stratton's significant contractual obligations include our debt agreements and certain employee benefit plans.

Briggs & Stratton is subject to financial and operating restrictions in addition to certain financial covenants under its domestic debt agreements. As is fully disclosed in Note 7 of the Notes to Consolidated Financial Statements, these restrictions could limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets. We believe we will remain in compliance with these covenants in fiscal 2005. Briggs & Stratton has obligations concerning certain employee benefits including its pension plans, post retirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to Consolidated Financial Statements.

Contractual Obligations

A summary of the Company's expected payments for significant contractual obligations as of June 27, 2004 is as follows (in thousands):

	2005	2006-2007	2008-2009	Thereafter	Total
Long-Term Debt	$ -	$ 89,403	$ -	$271,159	$ 360,562
Interest on Long-Term Debt	30,931	57,512	48,812	42,710	179,965
Operating Leases	7,552	6,845	2,794	1,265	18,456
	$ 38,483	$153,760	$ 51,606	$315,134	$ 558,983

As of June 27, 2004, the Company had no material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment which generally have terms of less than 90 days. The Company also has long-term obligations related to its pension and postretirement plans which are discussed in detail in Note 13 to the financial statements. As of its most recent actuarial measurement date, no pension plan contributions are required in fiscal 2005, and postretirement medical claims are paid as they are submitted.

Other Matters

Early Retirement Incentive Program

In the second quarter of fiscal 2002, Briggs & Stratton offered and finalized an early retirement incentive program. The net reduction in the global salaried workforce was approximately 7%.

The impact for fiscal year 2002 was a reduction in net income on an after-tax basis of $2.5 million, after consideration of approximately $3 million in savings for lower salary related expenditures. The majority of the impact on net income was the result of recognizing the cost of the special termination benefits, which reduced net periodic pension income.

Labor Agreement

Briggs & Stratton has collective bargaining agreements with its unions. These agreements expire in 2006 for the Engines Segment and in 2007 for the Power Products Segment.

Emissions

The U.S. Environmental Protection Agency (EPA) has developed national emission standards under a two phase process for small air cooled engines. Briggs & Stratton currently has a complete product offering which complies with the EPA's Phase I engine emission standards. The Phase II program imposes more stringent standards over the useful life of the engine and is being phased in through 2005 for Class II (225 or greater cubic centimeter) displacement engines and through 2008 for Class I (under 225 cubic centimeter) displacement engines. The majority of Briggs & Stratton's engines are certified to be compliant with the EPA's Phase II standards. Accordingly, Briggs & Stratton does not believe compliance with the new standards will have a material adverse effect on its financial position or results of operations.

EPA is also evaluating the development of Phase III standards to further reduce engine exhaust emissions and to control evaporative emissions from small off-road engines and equipment they are used in. A draft regulation is scheduled for publication by the end of calendar year 2004. We cannot predict the scope of any proposal or of the final regulations that EPA may ultimately adopt, and accordingly cannot estimate what, if any, impact such regulations could have on future financial performance.

The California Air Resources Board (CARB) staff issued a revised proposed Tier 3 regulation requiring additional reductions to engine exhaust emissions and also requiring new controls on evaporative emissions from small engines. The CARB staff proposal is phased in between 2006 and 2008 depending upon the size of the engine and type of control. While Briggs & Stratton believes the cost of the proposed regulation on a per engine basis may be significant, Briggs & Stratton does not believe the CARB staff proposal will have a material effect on its financial condition or results of operations. This assessment is based on a number of factors, including the "Bond Amendment" which precludes other states from opting into the California standard, revisions CARB made to its proposal from that published in September 2003 in response to recommendations from Briggs & Stratton and others in the regulated category, the fact that California represents a relatively small percentage of Briggs & Stratton's engine sales and our ability and intention to pass increased costs associated with the CARB regulation on to California consumers.

The European Commission adopted an engine emission Directive regulating exhaust emissions from engines manufactured by Briggs & Stratton. The European Directive parallels the regulation previously promulgated by the U.S. EPA; therefore, Briggs & Stratton anticipates having a full product line offering which complies with Stage I and II of the Directive. Briggs & Stratton does not believe compliance with the new Directive will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's critical accounting policies are more fully described in Note 2 and Note 9 of the Notes to Consolidated Financial Statements. As discussed in Note 2, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the recovery of accounts receivable and inventory reserves, as well as those used in the determination of liabilities related to customer rebates, pension obligations, postretirement benefits, warranty, product liability, litigation and taxation.

The reserves for customer rebates, warranty, product liability, inventory reserves and doubtful accounts are fact specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions. Changes in these reserves may be required if actual experience differs from the original estimates.

The Company's estimate of income taxes payable, deferred income taxes, and the effective tax rate is based on a complex analysis of many factors including interpretations of Federal, state and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known. In addition, Federal, state and foreign taxing authorities periodically review the Corporation's estimates and interpretation of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

The pension benefit obligation and related pension income are calculated in accordance with Statement of Financial Accounting Standard (SFAS) No. 87, "Employers Accounting for Pensions", and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations at June 27, 2004 used a discount rate of 6.25% and an expected rate of return on plan assets of 8.75%. A 0.25% decrease in the discount rate would decrease annual pension income by approximately $1.3 million. A 0.25% decrease in the expected return on plan assets would decrease our annual pension income by approximately $2.0 million.

The Other Postretirement Benefits Obligation and related expense charge are calculated in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and are impacted by certain actuarial assumptions, including the health care trend rate. An increase of one percentage point in health care costs would increase the accumulated postretirement benefit obligation by $16.1 million and would increase the service and interest cost by $900 thousand. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $15.0 million and decrease the service and interest cost by $900 thousand.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities, and an Interpretation of ARB No. 51". This statement addresses the consolidation by business enterprises of variable interest entities ("VIEs"), as defined by the statement. The Company has adopted the provisions of this statement, evaluated its interest in VIEs and determined it is not the primary beneficiary of any VIEs. The Company also does not believe its variable interest in any VIE is significant to its financial statements taken as a whole. As such, the adoption of this statement did not have an effect on the Company's financial condition or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosure about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". It requires additional disclosures to those in the original SFAS No. 132. The adoption of this statement had no effect on the Company's financial condition or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. dollar against the Japanese Yen and the Euro. The Yen is used to purchase engines from Briggs & Stratton's joint venture. Briggs & Stratton purchases components in Euros from third parties and receives Euros for certain products sold to European customers. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At June 27, 2004, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value (Gains) Losses shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain)/Loss at Fair Value
Japanese Yen	1,680,000	$ 15,698	U.S.	$ (171)
Euro	87,000	$ 105,747	U.S.	$ 2,839
Australian Dollars	375	$ 261	U.S.	$ 14

All of the above contracts expire within twelve months.

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at fiscal year-end. The resulting cumulative translation adjustments are recorded in Shareholders' Investment as Accumulated Other Comprehensive Income. The cumulative translation adjustments component of Shareholders' Investment increased $3.0 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on June 27, 2004 was $59.4 million.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings. Depending on general economic conditions, Briggs & Stratton has typically used variable rate debt for short-term borrowings and fixed rate debt for longer-term borrowings.

On June 27, 2004, Briggs & Stratton had the following short-term loans outstanding (in thousands):

Currency	Amount	Weighted Average Interest Rate
Australian Dollars	1,000	7.01%
Euro	993	8.00%
U.S. Dollars	1,220	2.98%

These loans carry variable interest rates. Assuming borrowings are outstanding for an entire year, an increase (decrease) of one percentage point in the weighted average interest rate, would increase (decrease) interest expense by $32 thousand.

Long-term loans, net of unamortized discount, consisted of the following (in thousands):

Description	Amount	Maturity
7.25% Notes	$ 89,403	2007
8.875% Notes	$ 271,159	2011

These loans carry fixed rates of interest.

Consolidated Balance Sheets

AS OF JUNE 27, 2004 AND JUNE 29, 2003

(in thousands)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 342,394	$ 324,815
Receivables, Less Reserves of $1,584 and $1,780, Respectively	230,510	201,948
Inventories:		
Finished Products and Parts	206,638	128,998
Work in Process	124,483	76,929
Raw Materials	6,610	3,211
Total Inventories	337,731	209,138
Deferred Income Tax Asset	47,623	48,674
Prepaid Expenses and Other Current Assets	23,735	22,572
Total Current Assets	981,993	807,147
GOODWILL	151,991	159,756
INVESTMENTS	49,259	44,175
PREPAID PENSION	81,730	74,005
DEFERRED LOAN COSTS, Net	6,325	8,314
OTHER LONG-TERM ASSETS, Net	9,313	11,012
PLANT AND EQUIPMENT:		
Land and Land Improvements	16,027	15,938
Buildings	163,621	156,823
Machinery and Equipment	674,047	689,100
Construction in Progress	14,292	14,803
	867,987	876,664
Less - Accumulated Depreciation	511,445	505,880
Total Plant and Equipment, Net	356,542	370,784
	$ 1,637,153	$ 1,475,193

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

AS OF JUNE 27, 2004 AND JUNE 29, 2003

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2004	2003
CURRENT LIABILITIES:		
Accounts Payable	**$ 120,409**	$ 134,441
Domestic Notes Payable	**1,220**	2,075
Foreign Loans	**1,907**	865
Accrued Liabilities:		
Wages and Salaries	**55,528**	44,667
Warranty	**43,148**	47,590
Accrued Postretirement Health Care Obligation	**22,000**	17,000
Other	**56,349**	54,757
Total Accrued Liabilities	**177,025**	164,014
Total Current Liabilities	**300,561**	301,395
DEFERRED REVENUE ON SALE OF PLANT AND EQUIPMENT	**14,929**	15,163
DEFERRED INCOME TAX LIABILITY	**70,454**	57,917
ACCRUED PENSION COST	**20,603**	20,368
ACCRUED EMPLOYEE BENEFITS	**14,201**	13,901
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	**38,248**	48,065
LONG-TERM DEBT	**360,562**	503,397
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 60,000 Shares $.01 Par Value, Issued 28,927 Shares	**289**	289
Additional Paid-In Capital	**48,657**	35,074
Retained Earnings	**927,766**	822,060
Accumulated Other Comprehensive Income (Loss)	**4,028**	(734)
Unearned Compensation on Restricted Stock	**(1,490)**	(287)
Treasury Stock at cost, 3,382 Shares in 2004 and 7,142 Shares in 2003	**(161,655)**	(341,415)
Total Shareholders' Investment	**817,595**	514,987
	$ 1,637,153	$ 1,475,193

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JUNE 27, 2004, JUNE 29, 2003 AND JUNE 30, 2002

(in thousands, except per share data)

	2004	2003	2002
NET SALES	$ 1,947,364	$ 1,657,633	$ 1,529,300
COST OF GOODS SOLD	1,507,492	1,329,554	1,259,336
Gross Profit on Sales	439,872	328,079	269,964
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	205,663	178,157	153,712
Income from Operations	234,209	149,922	116,252
INTEREST EXPENSE	(37,665)	(40,389)	(44,433)
OTHER INCOME, Net	8,460	9,045	8,691
Income Before Provision for Income Taxes	205,004	118,578	80,510
PROVISION FOR INCOME TAXES	68,890	37,940	27,390
NET INCOME	$ 136,114	$ 80,638	$ 53,120
Weighted Average Shares Outstanding	22,643	21,639	21,615
BASIC EARNINGS PER SHARE	$ 6.01	$ 3.73	$ 2.46
Diluted Average Shares Outstanding	25,340	24,480	24,452
DILUTED EARNINGS PER SHARE	$ 5.53	$ 3.49	$ 2.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JUNE 27, 2004, JUNE 29, 2003 AND JUNE 30, 2002

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation on Restricted Stock	Treasury Stock	Comprehensive Income
BALANCES, JULY 1, 2001	$ 289	$ 36,043	$ 743,230	$ (6,182)	$ (305)	$ (350,323)	
Comprehensive Income:							
Net Income	-	-	53,120	-	-	-	$ 53,120
Foreign Currency Translation Adjustments	-	-	-	4,017	-	-	4,017
Unrealized Loss on Marketable Securities, net of tax of $(95)	-	-	-	(148)	-	-	(148)
Unrealized Loss on Derivatives	-	-	-	(4,313)	-	-	(4,313)
Total Comprehensive Income	-	-	-	-	-	-	$ 52,676
Cash Dividends Paid ($1.26 per share)	-	-	(27,219)	-	-	-	
Exercise of Stock Options	-	(576)	-	-	-	1,877	
Amortization of Unearned Compensation	-	-	-	-	106	-	
Shares Issued to Directors	-	(8)	-	-	-	38	
BALANCES, JUNE 30, 2002	$ 289	$ 35,459	$ 769,131	$ (6,626)	$ (199)	$ (348,408)	
Comprehensive Income:							
Net Income	-	-	80,638	-	-	-	$ 80,638
Foreign Currency Translation Adjustments	-	-	-	4,454	-	-	4,454
Unrealized Gain on Marketable Securities, net of tax of $581	-	-	-	901	-	-	901
Unrealized Gain on Derivatives	-	-	-	3,100	-	-	3,100
Minimum Pension Liability Adjustment, net of tax of $(1,638)	-	-	-	(2,563)	-	-	(2,563)
Total Comprehensive Income	-	-	-	-	-	-	$ 86,530
Cash Dividends Paid ($1.28 per share)	-	-	(27,709)	-	-	-	
Exercise of Stock Options	-	(234)	-	-	-	5,835	
Restricted Stock Issued	-	(97)	-	-	(238)	335	
Amortization of Unearned Compensation	-	-	-	-	150	-	
Issuance of Treasury Shares	-	(44)	-	-	-	760	
Shares Issued to Directors	-	(10)	-	-	-	63	
BALANCES, JUNE 29, 2003	**$ 289**	**$ 35,074**	**$ 822,060**	**$ (734)**	**$ (287)**	**$ (341,415)**	
Comprehensive Income:							
Net Income	**-**	**-**	**136,114**	**-**	**-**	**-**	**$ 136,114**
Foreign Currency Translation Adjustments	**-**	**-**	**-**	**3,042**	**-**	**-**	**3,042**
Unrealized Gain on Derivatives	**-**	**-**	**-**	**487**	**-**	**-**	**487**
Minimum Pension Liability Adjustment, net of tax of $(788)	**-**	**-**	**-**	**1,233**	**-**	**-**	**1,233**
Total Comprehensive Income	**-**	**-**	**-**	**-**	**-**	**-**	**$ 140,876**
Cash Dividends Paid ($1.32 per share)	**-**	**-**	**(30,408)**	**-**	**-**	**-**	
Exercise of Stock Options	**-**	**7,667**	**-**	**-**	**-**	**41,194**	
Restricted Stock Issued	**-**	**322**	**-**	**-**	**(1,494)**	**1,171**	
Amortization of Unearned Compensation	**-**	**-**	**-**	**-**	**291**	**-**	
Issuance of Treasury Shares	**-**	**5,546**	**-**	**-**	**-**	**137,270**	
Shares Issued to Directors	**-**	**48**	**-**	**-**	**-**	**125**	
BALANCES, JUNE 27, 2004	**$ 289**	**$ 48,657**	**$ 927,766**	**$ 4,028**	**$(1,490)**	**$ (161,655)**	

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JUNE 27, 2004, JUNE 29, 2003 AND JUNE 30, 2002

(in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **136,114**	$ 80,638	$ 53,120
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**66,898**	63,526	65,968
Equity in Earnings of Unconsolidated Affiliates	**(7,876)**	(5,224)	(6,181)
Loss on Disposition of Plant and Equipment	**7,390**	3,850	3,192
Provision for Deferred Income Taxes	**12,800**	24,278	20,286
Change in Operating Assets and Liabilities, Net of Effects of Acquisition:			
Increase in Receivables	**(28,588)**	(5,958)	(56,684)
(Increase) Decrease in Inventories	**(128,594)**	(11,932)	121,713
Decrease (Increase) in Prepaid Expenses and Other Current Assets	**2,017**	(4,663)	(1,519)
Increase in Accounts Payable, Accrued Liabilities and Income Taxes	**4,696**	44,321	24,979
Increase in Prepaid Pension	**(6,070)**	(13,566)	(22,812)
Other, Net	**(13,023)**	(7,875)	(2,245)
Net Cash Provided by Operating Activities	**45,764**	167,395	199,817
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	**(52,962)**	(40,154)	(43,928)
Proceeds Received on Disposition of Plant and Equipment	**720**	3,464	406
Refund of Cash Paid for Acquisition	**5,686**	-	-
Increase in Investment in China Joint Venture	**-**	3,531	-
Other, Net	**4,392**	6,330	5,120
Net Cash Used by Investing Activities	**(42,164)**	(26,829)	(38,402)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Borrowings (Repayments) on Loans and Notes Payable	**187**	(14,955)	(1,696)
Repayments on Long-Term Debt	**(22)**	-	(10,393)
Issuance Cost of Debt	**(1,789)**	-	-
Cash Dividends Paid	**(30,408)**	(27,709)	(27,219)
Proceeds from Exercise of Stock Options	**45,314**	5,490	1,078
Net Cash Provided by (Used by) Financing Activities	**13,282**	(37,174)	(38,230)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**697**	5,478	4,017
NET INCREASE IN CASH AND CASH EQUIVALENTS	**17,579**	108,870	127,202
CASH AND CASH EQUIVALENTS:			
Beginning of Year	**324,815**	215,945	88,743
End of Year	$ **342,394**	$ 324,815	$ 215,945
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ **38,884**	$ 39,448	$ 40,488
Income Taxes Paid	$ **53,253**	$ 20,724	$ 3,222

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

FOR THE FISCAL YEARS ENDED JUNE 27, 2004, JUNE 29, 2003 AND JUNE 30, 2002

(1) Nature of Operations:

Briggs & Stratton ("the Company") is a U.S. based producer of air cooled gasoline engines. These engines are sold worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. Additionally, through the Company's wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC ("BSPPG"), the Company is a designer, manufacturer and marketer of portable and standby generators, pressure washers and related accessories. BSPPG's products are sold throughout the United States, Canada and Europe.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 2004, 2003 and 2002 fiscal years were 52 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 56% of total inventories at June 27, 2004 and 60% of total inventories at June 29, 2003. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. During fiscal 2003 and 2002, a reduction in inventory quantities resulted in a liquidation of LIFO inventories carried at lower costs prevailing in prior years. The liquidation of these inventories reduced cost of goods sold by $0.2 million in 2003 and $2.6 million in 2002. There was no such reduction of inventory in fiscal 2004. If the FIFO inventory valuation method had been used exclusively, inventories would have been $51.4 million and $47.3 million higher in 2004 and 2003, respectively. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Goodwill: This caption represents goodwill related to the acquisition of BSPPG in fiscal 2001 (See Note 3). Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company performed the required goodwill impairment test in fiscal 2004, 2003 and 2002, and found no impairment of the asset.

Investments: This caption represents the Company's investment in its 50%-owned joint ventures and preferred stock in a privately held iron castings business. The investments in the joint ventures and the privately held business are accounted for under the equity method. In fiscal 2003, the Company determined losses on an investment in common stock of a publicly traded software company were "other than temporary", and as a result, the Company reclassified the pretax unrealized loss of $1.8 million to earnings.

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from five to ten years. Accumulated amortization related to open issues amounted to $5.9 million as of June 27, 2004 and $5.1 million as of June 29, 2003. In fiscal 2004, the Company expensed $1.7 million in capitalized costs upon conversion of the 5.00% Convertible Senior Notes.

Other Long-Term Assets: This caption includes costs of software used in the Company's business. Amortization of capitalized software is computed on an item-by-item basis over a period of three to ten years, depending on the estimated useful life of the software. Accumulated amortization amounted to $8.7 million as of June 27, 2004 and $6.0 million as of June 29, 2003. In fiscal 2003, this caption also included a long-term asset associated with interest rate swaps designated as effective fair value hedges. See discussion in Note 7.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets (20-30 years for land improvements, 20-50 years for buildings and 8-16 years for machinery and equipment).

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income from operations.

Impairment of Long-Lived Assets: Property, plant and equipment and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of long-lived assets in fiscal 2004, 2003 or 2002.

Warranty: The Company recognizes the cost associated with its standard warranty on engines and power products at the time of sale. The amount recognized is based on historical failure rates and current claim cost experience. The following is a reconciliation of the changes in accrued warranty costs for fiscal year 2004 and 2003 (in thousands):

	2004	2003
Balance, Beginning of Period	**$ 47,590**	$ 46,346
Payments	**(30,761)**	(30,613)
Provision for Current Year Warranties	**29,150**	27,605
(Credit) Provision for Prior Years Warranties	**(2,831)**	4,252
Balance, End of Period	**$ 43,148**	$ 47,590

Deferred Revenue on Sale of Plant and Equipment: In fiscal 1997, the Company sold its Menomonee Falls, Wisconsin facility for approximately $16.0 million. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the Reservation Period). The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as long as it continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as deferred revenue and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period and imputed interest expense is also recorded and added to deferred revenue. Offsetting this is the imputed fair value lease income on the non-Briggs & Stratton occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $5 million. The annual cost of operating the warehouse portion of the facility is not material.

Revenue Recognition: Net sales includes sales of engines, power products, and related component parts for servicing engines, net of allowances for cash discounts, customer volume rebates and discounts, and advertising allowances. In accordance with Staff Accounting Bulletin No. 101 as amended, the Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. This is generally upon shipment, except for certain international shipments, where revenue is recognized when the customer receives the product.

Notes . . .

The Company also offers a variety of customer rebates and sales incentives. The Company accrues for estimated rebates/incentives at the time of sale, as a reduction in net sales.

Income Taxes: The Provision for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. The Deferred Income Tax Asset represents temporary differences relating to current assets and current liabilities, and the Deferred Income Tax Liability represents temporary differences relating to noncurrent assets and liabilities.

Retirement Plans: The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. Retirement benefits represent a form of deferred compensation, which are subject to change due to changes in assumptions. Management reviews underlying assumptions on an annual basis. Refer to Note 13 of the Notes to Consolidated Financial Statements.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $25.9 million in fiscal 2004, $26.4 million in fiscal 2003 and $23.7 million in fiscal 2002.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses on the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $15.0 million in fiscal 2004, $13.2 million in fiscal 2003 and $8.3 million in fiscal 2002.

The Company reports co-op advertising expense as a reduction in net sales. Co-op advertising expense reported as a reduction in net sales totaled $12.8 million in fiscal 2004, $9.5 million in fiscal 2003 and $7.2 million in fiscal 2002.

Shipping and Handling Fees and Costs: Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue for fiscal 2004, 2003 and 2002 was $1.8 million, $1.6 million and $1.6 million, respectively. Shipping and handling costs are included in cost of goods sold.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year-end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: Basic earnings per share, for each period presented, is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, is computed reflecting the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

The shares outstanding used to compute diluted earnings per share for fiscal 2004, 2003 and 2002 excluded outstanding options to purchase 214,260, 1,675,790 and 1,886,640 shares of common stock, respectively, with weighted-average exercise prices of $74.53, $53.40 and $55.20, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares, and their inclusion in the computation would have been antidilutive.

Notes . . .

Information on earnings per share is as follows (in thousands, except per share data):

	Fiscal Year Ended		
	June 27, 2004	June 29, 2003	June 30, 2002
Net Income Used in Basic Earnings Per Share	**$ 136,114**	$ 80,638	$ 53,120
Adjustment to Net Income to Add After-tax Interest Expense on Convertible Notes	**4,053**	4,760	4,620
Adjusted Net Income Used in Diluted Earnings Per Share	**$ 140,167**	$ 85,398	$ 57,740
Average Shares of Common Stock Outstanding	**22,643**	21,639	21,615
Incremental Common Shares Applicable to Common Stock Options Based on the Common Stock Average Market Price During the Period	**180**	-	6
Incremental Common Shares Applicable to Restricted Common Stock Based on the Common Stock Average Market Price During the Period	**13**	15	5
Incremental Common Shares Applicable to Convertible Notes Based on the Conversion Provisions of the Convertible Notes	**2,504**	2,826	2,826
Diluted Average Common Shares Outstanding	**25,340**	24,480	24,452

Comprehensive Income: Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) which encompasses net income, unrealized gain (loss) on marketable securities, cumulative translation adjustments, unrealized gain (loss) on derivatives and minimum pension liability adjustment in the Consolidated Statements of Shareholders' Investment. Information on Accumulated Other Comprehensive Income (Loss) is as follows (in thousands):

	Unrealized Gain (Loss) on Marketable Securities	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at July 1, 2001	$ (753)	$ (6,655)	$ 1,226	$ -	$ (6,182)
Fiscal Year Change	(148)	4,017	(4,313)	-	(444)
Balance at June 30, 2002	(901)	(2,638)	(3,087)	-	(6,626)
Fiscal Year Change	901	4,454	3,100	(2,563)	5,892
Balance at June 29, 2003	**-**	**1,816**	**13**	**(2,563)**	**(734)**
Fiscal Year Change	**-**	**3,042**	**487**	**1,233**	**4,762**
Balance at June 27, 2004	**$ -**	**$ 4,858**	**$ 500**	**$ (1,330)**	**$ 4,028**

Derivatives: Derivatives are recorded on the balance sheet as assets or liabilities, measured at fair value. Briggs & Stratton enters into derivative contracts designated as cash flow hedges to manage its foreign currency exposures. These instruments generally do not have a maturity of more than twelve months. Briggs & Stratton has used interest rate swaps designated as fair value hedges to manage its debt portfolio. These instruments generally have maturities and terms consistent with the underlying debt instrument.

Changes in the fair value of cash flow hedges are recorded on the Consolidated Statement of Earnings or as a component of Accumulated Other Comprehensive Income (Loss). The amounts included in Accumulated Other Comprehensive Income (Loss) will be reclassified into income when the forecasted transactions occur, generally within the next twelve months. These forecasted transactions represent the exporting of products for which Briggs & Stratton will receive foreign currency and the importing of products for which it will be required to pay in a foreign currency. Changes in the fair value of fair value hedges related to interest rate swaps are recorded as an increase/decrease to long-term debt. Changes in the fair value of all derivatives deemed to be ineffective are recorded as either income or expense in the accompanying Consolidated Statements of Earnings. See discussion in Note 12.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

New Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities, and an interpretation of ARB No. 51". This statement addresses the consolidation by business enterprises of variable interest entities ("VIEs"), as defined by the statement. The Company has adopted the provisions of this statement, evaluated its interest in VIEs and determined it is not the primary beneficiary of any VIEs. The Company also does not believe its variable interest in any VIE is significant to the financial statements taken as a whole. As such, the adoption of this statement did not have an effect on the Company's financial condition or results of operations.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosure about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". It requires additional disclosures to those in the original SFAS No. 132. This statement is effective for fiscal 2004. The adoption had no effect on the Company's financial condition or results of operations.

(3) Acquisition:

The Company acquired Generac Portable Products, Inc. on May 15, 2001. Generac Portable Products, Inc. was merged with, and into Generac Portable Products, LLC on June 30, 2002, and changed its name to Briggs & Stratton Power Products Group, LLC effective December 31, 2002. BSPPG is a designer, manufacturer and marketer of portable and standby generators, pressure washers and related accessories.

The provisions of the acquisition provided for a purchase price refund based on the final valuation of the acquired receivables and inventory. The Company received a purchase price refund of $5.7 million, which was recorded as a reduction in goodwill during fiscal 2004.

In 2004 and 2003, the Company reduced goodwill by approximately $2.1 and $1.3 million, respectively, reflecting the tax benefit associated with the amortization of acquired goodwill for tax purposes.

(4) Income Taxes:

The provision for income taxes consists of the following (in thousands):

Current	**2004**	2003	2002
Federal	**$ 46,506**	$ 11,404	$ 4,950
State	**8,039**	291	587
Foreign	**1,545**	1,967	1,567
	56,090	13,662	7,104
Deferred	**12,800**	24,278	20,286
	$ 68,890	$ 37,940	$ 27,390

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

	2004	2003	2002
U.S. Statutory Rate	**35.0%**	35.0%	35.0%
State Taxes, Net of Federal Tax Benefit	**3.0%**	1.8%	2.4%
Foreign Tax Benefits	**(0.9%)**	(3.3%)	(1.2%)
Resolution of Prior Period Tax Matters	**(2.2%)**	-	-
Other	**(1.3%)**	(1.5%)	(2.2%)
Effective Tax Rate	**33.6%**	32.0%	34.0%

The components of deferred income taxes were as follows (in thousands):

	2004	2003
Deferred Income Tax Asset:		
Difference Between Book and Tax Methods Applied to		
Inventory	**$ 13,443**	$ 13,145
Payroll Related Accruals	**2,627**	2,483
Warranty Reserves	**16,768**	18,140
Other Accrued Liabilities	**16,395**	15,950
Miscellaneous	**(1,610)**	(1,044)
	$ 47,623	$ 48,674

	2004	2003
Deferred Income Tax Liability:		
Difference Between Book and Tax Methods Applied to		
Pension Cost	**$ (31,875)**	$ (28,862)
Accumulated Depreciation	**(59,271)**	(58,806)
Accrued Employee Benefits	**12,333**	11,545
Postretirement Health Care Obligation	**14,917**	18,745
Deferred Revenue on Sale of Plant & Equipment	**5,822**	5,914
Miscellaneous	**(12,380)**	(6,453)
	$ (70,454)	$ (57,917)

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $10.5 million at June 27, 2004. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be substantially less than the U.S. statutory income tax because of available foreign tax credits.

(5) Segment and Geographic Information and Significant Customers:

The Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands):

	2004	2003	2002
NET SALES:			
Engines	**$ 1,617,409**	$ 1,428,411	$ 1,366,977
Power Products	**489,250**	329,488	215,904
Eliminations	**(159,295)**	(100,266)	(53,581)
	$ 1,947,364	$ 1,657,633	$ 1,529,300
GROSS PROFIT ON SALES:			
Engines	**$ 387,582**	$ 291,937	$ 250,150
Power Products	**57,846**	38,233	20,613
Eliminations	**(5,556)**	(2,091)	(799)
	$ 439,872	$ 328,079	$ 269,964
INCOME FROM OPERATIONS:			
Engines	**$ 209,337**	$ 134,775	$ 114,859
Power Products	**30,428**	17,238	2,192
Eliminations	**(5,556)**	(2,091)	(799)
	$ 234,209	$ 149,922	$ 116,252

	2004	2003	2002
ASSETS:			
Engines	**$ 1,435,016**	$ 1,150,607	$ 1,087,943
Power Products	**402,618**	339,970	279,083
Eliminations	**(200,481)**	(15,384)	(10,425)
	$ 1,637,153	$ 1,475,193	$ 1,356,601
CAPITAL EXPENDITURES:			
Engines	**$ 47,408**	$ 35,903	$ 42,086
Power Products	**5,554**	4,251	1,842
	$ 52,962	$ 40,154	$ 43,928
DEPRECIATION & AMORTIZATION:			
Engines	**$ 63,744**	$ 60,875	$ 63,157
Power Products	**3,154**	2,651	2,811
	$ 66,898	$ 63,526	$ 65,968

Information regarding the Company's geographic sales by the location in which the sale originated is as follows (in thousands):

	2004	2003	2002
United States	**$ 1,795,128**	$ 1,546,520	$ 1,437,667
All Other Countries	**152,236**	111,113	91,633
Total	**$ 1,947,364**	$ 1,657,633	$ 1,529,300

The Company has no material long lived assets in an individual foreign country.

In fiscal years 2004, 2003 and 2002, there were sales to three major engine customers that exceeded 40% of our business and in certain years they individually exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company net sales):

	2004		2003		2002	
Customer	**Net Sales**	**%**	Net Sales	%	Net Sales	%
A	**$ 318,705**	**16%**	$ 260,253	16%	$ 255,155	17%
B	**334,748**	**17%**	253,066	15%	299,864	19%
C	**169,002**	**9%**	168,928	10%	165,097	11%
	$ 822,455	**42%**	$ 682,247	41%	$ 720,116	47%

(6) Leases:

The Company leases certain facilities, vehicles, and equipment under non-cancelable operating leases which expire at various dates. Terms of the leases, including purchase options, renewals, and maintenance costs, vary by lease. Rental expense for fiscal 2004, 2003, and 2002 was $10.2 million, $8.1 million and $8.7 million, respectively.

Future minimum lease commitments for all non-cancelable operating leases as of June 27, 2004 are as follows (in thousands):

Fiscal Year	
2005	$ 7,552
2006	4,570
2007	2,275
2008	1,718
2009	1,076
Thereafter	1,265
	$ 18,456

(7) Indebtedness:

On May 28, 2004, the Company replaced its unsecured three-year $300 million revolving credit facility that would have expired in September 2004 with an unsecured five-year $275 million revolving credit facility that expires in May 2009. There were no borrowings using these credit facilities as of June 27, 2004 or June 29, 2003.

Borrowings under the credit facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 2.00%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's); or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate.

In addition, the Company is subject to a 0.10% to 0.375% commitment fee and a 0.50% to 2.00% letter of credit fee, depending on the Company's long-term credit ratings.

The following data relates to domestic notes payable (in thousands):

	2004	2003
Balance at Fiscal Year-End	$ 1,220	$ 2,075
Weighted Average Interest Rate at Fiscal Year-End	2.98%	2.86%

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $31.1 million, expire at various times through April 2005 and are renewable. Borrowings of $1.2 million at June 27, 2004 using these lines of credit are included in foreign loans. None of these arrangements had material commitment fees or compensating balance requirements.

The following information relates to foreign loans (in thousands):

	2004	2003
Balance at Fiscal Year-End	$ 1,907	$ 865
Weighted Average Interest Rate at Fiscal Year-End	7.64%	5.73%

The Long-Term Debt caption consists of the following (in thousands):

	2004	2003
5.00% Convertible Senior Notes Due 2006	$ -	$ 140,000
7.25% Senior Notes Due 2007, Net of Unamortized Discount of $597 in 2004 and $783 in 2003	89,403	89,217
8.875% Senior Notes Due 2011, Net of Unamortized Discount of $3,841 in 2004 and $4,413 in 2003	271,159	270,587
Fair Value of Interest Rate Swaps	-	3,593
Total Long-Term Debt	$ 360,562	$ 503,397

In May 2004, the Company initiated and completed the redemption of its 5.00% Convertible Senior Notes due 2006 ("Notes"). With the exception of $22,000 principal amount of Notes which were redeemed for cash, all holders exercised their conversion rights prior to the redemption dates and were issued 2,825,363 shares of Briggs & Stratton Corporation common stock from shares held in treasury.

In April 2004, the Company terminated all outstanding interest rate swaps relating to its 8.875% Senior Notes due 2011. Prior to termination, the swaps converted $50 million of notional amounts from a fixed rate to a floating rate (LIBOR-set-in-arrears), and had a maturity of 2011. The swaps were terminated at a gain of $0.5 million.

In May 2001, the Company issued $275.0 million of 8.875% Senior Notes due March 15, 2011. No principal payments are due before the maturity date.

The 7.25% senior notes are due September 15, 2007. In accordance with the agreement, no principal payments are due before the maturity date; however, the Company repurchased $10 million of the bonds in the fourth quarter of fiscal year 2002 after receiving unsolicited offers from bondholders.

The separate indentures provided for the 7.25% senior notes, the 8.875% senior notes and the Company's credit facility (collectively, the Domestic Indebtedness) each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate, merge, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and net worth (for the first quarter of fiscal 2005 the Company is required to maintain a minimum net worth of $575.0 million) and impose a maximum leverage ratio. As of June 27, 2004, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures governing the Domestic Indebtedness, BSPPG became a joint and several guarantor of amounts outstanding under the Domestic Indebtedness. Refer to Note 16 of the Notes to Consolidated Financial Statements for subsidiary guarantor financial information.

(8) Other Income:

The components of other income (expense) are as follows (in thousands):

	2004	2003	2002
Interest Income	**$ 2,970**	$ 2,500	$ 2,189
Equity in Earnings of Unconsolidated Affiliates	**7,876**	5,224	6,181
Deferred Financing Costs	**(3,778)**	(1,519)	(1,420)
Amortization of Intangibles	**(56)**	(56)	(56)
Gain on Investment in China	**386**	2,972	-
Other Items	**1,062**	(76)	1,797
Total	**$ 8,460**	$ 9,045	$ 8,691

(9) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $2.0 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On June 27, 2004 and June 29, 2003 the reserve for product and general liability claims (which includes asbestos-related liabilities) was $6.3 million and $4.7 million, respectively. Because there is inherent uncertainty as to the eventual resolution of unsettled claims, no reasonable range of possible losses can be determined. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

In October 1998, the Company joined seventeen other companies in guaranteeing a $17.9 million letter of credit issued as a guarantee of certain City of Milwaukee Revenue Bonds used to develop a residential rental property. The Revenue Bonds were issued on behalf of a not-for-profit organization established to manage the project and rental property post construction. The revenues from the rental property are used to fund operating expenses and all debt service requirements. The Company's share of the guarantee and the maximum exposure to the Company under the agreement is $1.8 million. The letter of credit and underlying guarantee expires August 15, 2008. Management believes the likelihood is remote that material payments will be required under this guarantee. Accordingly, no liability has been reflected in the accompanying Consolidated Balance Sheets related to this item.

The Company has no material commitments for materials or capital expenditures as of June 27, 2004.

(10) Stock Incentives:

The Company has a Stock Incentive Plan under which 5,361,935 shares of common stock have been reserved for issuance. In accordance with the plan, the Company can issue eligible employees stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and cash bonus awards. The plan also allows the Company to issue directors non-qualified stock options and directors' fees in stock.

The Company has issued stock options to certain employees and directors in accordance with the plan, which are accounted for under Accounting Principles Board Opinion No. 25, and no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2004	2003	2002
Net Income (in thousands):			
As Reported	**$ 136,114**	$ 80,638	$ 53,120
Compensation Cost	**(3,528)**	(3,056)	(3,626)
Pro Forma	**$ 132,586**	$ 77,582	$ 49,494
Basic Earnings Per Share:			
As Reported	**$ 6.01**	$ 3.73	$ 2.46
Pro Forma	**$ 5.86**	$ 3.59	$ 2.29
Diluted Earnings Per Share:			
As Reported	**$ 5.53**	$ 3.49	$ 2.36
Pro Forma	**$ 5.40**	$ 3.38	$ 2.21

The exercise prices of each stock option issued is in excess of the market value of the stock on the date of grant. The fair value of each option is estimated using the Black-Scholes option pricing model. The grant-date fair market value of the options and assumptions used to determine such value are:

Options Granted During	**2004**	2003	2002
Grant Date Fair Value	**$19.95**	$10.61	$12.53
Assumptions:			
Risk-free Interest Rate	**4.6%**	4.3%	5.1%
Expected Volatility	**33.1%**	38.4%	40.3%
Expected Dividend Yield	**2.3%**	3.3%	3.1%
Expected Term (In Years)	**10.0**	7.0	7.0

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price
Balance, July 1, 2001	1,753,841	$ 55.78
Granted During the Year	371,490	$ 49.19
Exercised During the Year	(39,597)	27.64
Expired During the Year	(199,094)	54.59
Balance, June 30, 2002	1,886,640	$ 55.20
Granted During the Year	205,980	$ 46.69
Exercised During the Year	(122,060)	44.98
Expired During the Year	(294,770)	63.71
Balance, June 29, 2003	**1,675,790**	**$ 53.40**
Granted During the Year	**438,050**	**$ 60.88**
Exercised During the Year	**(861,695)**	**52.59**
Expired During the Year	**(3,000)**	**74.53**
Balance, June 27, 2004	**1,249,145**	**$ 56.53**

Fiscal Year	Grant Date	Date Exercisable	Expiration Date	Exercise Price	Options Outstanding
		Grant Summary			
2000	8-4-99	8-4-02	8-31-04	$ 74.53	214,260
2001	8-3-00	8-3-03	8-3-07	46.22	221,805
2002	8-7-01	8-7-04	8-7-08	49.19	224,820
2003	8-13-02	8-13-05	8-13-09	46.69	174,910
2004	8-15-03	8-15-06	8-15-13	60.88	413,350

Under the Stock Incentive Plan, the Company has issued restricted stock to certain employees. During fiscal years 2004 and 2003, the Company issued 24,500 and 7,000 shares, respectively. No restricted shares were issued during fiscal year 2002. The restricted stock issued vests on the fifth anniversary date of issue provided that the recipient is still employed by the Company. The aggregate market value on the date of issue of $1.5 million in fiscal 2004 and $0.2 million in fiscal 2003 has been recorded as unearned compensation, a separate component of the Shareholders' Investment section of the Consolidated Balance Sheets, and is being amortized over the five-year vesting period.

Under the Stock Incentive Plan the Company may also issue stock to its directors in lieu of directors fees. The Company has issued 2,625 shares, 1,317 shares and 800 shares in fiscal 2004, 2003 and 2002, respectively under this provision of the plan.

(11) Shareholder Rights Plan:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire on August 19, 2006, unless redeemed or exchanged by the Company earlier.

(12) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives do not exceed twelve months, and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase Japanese yen. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company also has forward contracts to sell foreign currency. These contracts are used to hedge foreign currency collections on sales of inventory. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2004:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	1,680.0	15.5	15.7	(0.2)	U.S.	March 2005
Euro	Sell	87.0	103.0	105.8	2.8	U.S.	April 2005
Australian Dollar	Sell	0.4	0.2	0.3	0.1	U.S.	September 2004

Notes . . .

The Company had the following forward currency contracts outstanding at the end of fiscal 2003:

Hedge Currency	Hedge Contract	In Millions Notional Value	In Millions Contract Value	In Millions Fair Market Value	In Millions (Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	410.0	3.5	3.4	(0.1)	U.S.	October 2003
Euro	Sell	46.0	51.0	52.4	1.4	U.S.	February 2004
Australian Dollar	Sell	1.5	0.9	1.0	0.1	U.S.	December 2003
Canadian Dollar	Sell	1.6	1.1	1.2	0.1	U.S.	November 2003

The Company reclassified approximately $1.1 million of unrealized loss into earnings during fiscal 2004 as forecasted transactions did not materialize in accordance with the hedging plan.

(13) Employee Benefit Costs:

Retirement Plan and Postretirement Benefits

The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering certain employees. The Company uses a June 30 measurement date for all of its plans. The following provides a reconciliation of obligations, plan assets and funded status of the plans for the two years indicated, (in thousands):

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	**2004**	2003
Actuarial Assumptions:				
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	**6.25%**	6.00%	**6.25%**	6.00%
Expected Rate of Future Compensation Level Increases	**3.0-5.0%**	3.0-5.0%	**n/a**	n/a
Expected Long-Term Rate of Return on Plan Assets	**8.75%**	8.75%	**n/a**	n/a
Change in Benefit Obligations:				
Actuarial Present Value of Benefit Obligations at Beginning of Year	**$ 879,588**	$ 747,621	**$ 190,410**	$ 123,465
Service Cost	**13,188**	11,263	**1,673**	1,594
Interest Cost	**51,089**	52,276	**10,766**	8,258
Plan Amendments	**1,048**	1,234	**-**	-
Plan Participant Contributions	**-**	-	**4,018**	3,464
Actuarial Loss	**21,171**	127,441	**65,629**	74,534
Benefits Paid	**(63,759)**	(60,247)	**(29,039)**	(20,905)
Actuarial Present Value of Benefit Obligation at End of Year	**$ 902,325**	$ 879,588	**$ 243,457**	$ 190,410
Change in Plan Assets:				
Plan Assets at Fair Value at Beginning of Year	**$ 851,918**	$ 856,503	**$ -**	$ -
Actual Return on Plan Assets	**126,575**	54,350	**-**	-
Plan Participant Contributions	**135**	-	**4,018**	3,464
Employer Contributions	**1,411**	1,312	**25,021**	17,441
Benefits Paid	**(63,759)**	(60,247)	**(29,039)**	(20,905)
Plan Assets at Fair Value at End of Year	**$ 916,280**	$ 851,918	**$ -**	$ -
Funded Status:				
Plan Assets in Excess (Less Than) of Projected Benefit Obligation	**$ 13,955**	$ (27,670)	**$ (243,457)**	$ (190,410)
Remaining Unrecognized Net Obligation	**74**	82	**182**	228
Unrecognized Net Loss	**22,682**	56,237	**169,559**	112,284
Minimum Pension Liability	**(3,063)**	(4,522)	**-**	-
Unrecognized Prior Service Cost	**26,179**	28,210	**9**	41
Net Amount Recognized at End of Year	**$ 59,827**	$ 52,337	**$ (73,707)**	$ (77,857)
Amounts Recognized on the Balance Sheets:				
Prepaid Pension	**$ 81,730**	$ 74,005	**$ -**	$ -
Accrued Pension Cost	**(20,603)**	(20,368)	**-**	-
Accrued Wages and Salaries	**(1,300)**	(1,300)	**-**	-
Accrued Postretirement Health Care Obligation	**-**	-	**(38,248)**	(48,065)
Accrued Liabilities	**-**	-	**(22,000)**	(17,000)
Accrued Employee Benefits	**-**	-	**(13,459)**	(12,792)
Net Amount Recognized at End of Year	**$ 59,827**	$ 52,337	**$ (73,707)**	$ (77,857)

Notes . . .

The accumulated benefit obligation for all defined benefit pension plans was $855,859 and $831,919 at June 30, 2004 and 2003, respectively.

The following table summarizes the plans' income and expense for the three years indicated (in thousands):

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Components of Net Periodic (Income) Expense:						
Service Cost-Benefits Earned During the Year	**$ 13,188**	$ 11,263	$ 10,014	**$ 1,673**	$ 1,594	$ 1,341
Interest Cost on Projected Benefit Obligation	**51,089**	52,276	51,203	**10,766**	8,258	8,028
Expected Return on Plan Assets	**(72,458)**	(76,403)	(77,192)	**-**	-	-
Amortization of:						
Transition Obligation (Asset)	**8**	8	(4,517)	**46**	46	46
Prior Service Cost	**3,080**	2,965	2,797	**31**	31	31
Actuarial Loss (Gain)	**607**	(2,398)	(8,328)	**8,354**	2,428	1,834
Net Periodic (Income) Expense	**$ (4,486)**	$ (12,289)	$ (26,023)	**$ 20,870**	$ 12,357	$ 11,280

Significant assumptions used in determining net periodic benefit cost for the fiscal years ended are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Discount Rate	**6.0%**	7.25%	7.5%	**6.0%**	7.25%	7.5%
Expected Return on Plan Assets	**8.75%**	9.0%	9.0%	**n/a**	n/a	n/a
Compensation Increase Rate	**3.0-5.0%**	4.0-5.0%	4.0-5.0%	**n/a**	n/a	n/a

In the second quarter of fiscal 2002, the Company offered and finalized an early retirement incentive program. As a result, the Company recorded $4.9 million of expense offsetting pension income of $26 million and $2.2 million was added to postretirement health care expense. The impact for the full fiscal year of 2002 reduced net income on an after-tax basis by $2.5 million, after consideration of salary and related expenditures savings.

The Company's supplemental pension plan has benefit obligations in excess of plan assets. The benefit obligation, accumulated benefit obligation and fair value of plan assets were $28.4 million, $22.0 million and $0.1 million respectively for fiscal year 2004 and $26.5 million, $21.7 million and $0.1 million respectively for fiscal year 2003.

An additional pension obligation is required when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and the accrued pension expense. At June 27, 2004, the Company's additional pension obligation was $3.1 million, of which $1.3 million was included as a reduction in accumulated other comprehensive income, net of tax benefit of $0.9 million, and $0.9 million was included as an intangible asset as part of the other assets in the consolidated balance sheet. At June 29, 2003, the Company's additional pension obligation was $4.5 million, of which $2.6 million was included as an increase in accumulated other comprehensive loss, net of tax benefit of $1.6 million, and $0.3 million was included as an intangible asset.

The postretirement benefit plans are essentially unfunded.

For measurement purposes a 10% annual rate of increase in the per capita cost of covered health care claims was assumed for the fiscal year 2004 decreasing gradually to 5% for the fiscal year 2010. The health care cost trend rate assumption has a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $16.1 million and would increase the service and interest cost by $0.9 million for the year. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $15.0 million and decrease the service and interest cost by $0.9 million for the fiscal year.

Plan Assets

A Board of Directors appointed Investment Committee ("Committee") manages the investment of the pension plan assets. The Committee has established and operates under an Investment Policy. It determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets. The Investment Policy prohibits certain investment transactions, such as letter stock, commodity contracts, margin transactions and short selling, unless the Committee gives prior approval. Briggs & Stratton's pension plans weighted-average asset allocations and target allocations at June 30, 2004, and 2003, by asset category are as follows:

		Plan Assets at Year-end	
Asset Category	Target %	**2004**	2003
Domestic bonds	24%-34%	**26%**	30%
High yield	3%-10%	**7%**	7%
Domestic equities	36%-56%	**48%**	45%
International equities	5%-15%	**10%**	9%
Alternatives	2%-10%	**5%**	5%
Real estate	4%-8%	**4%**	4%
		100%	100%

The plan's investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plan primarily minimizes the risk of large losses through diversification of investments by asset class, by investing in different types of styles within the classes and by using a number of different managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its consultant.

The plan's expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plan's investments. These expectations are based on the plan's historical returns and expected returns for the asset classes in which the plan is invested.

Contributions

The Company does not expect to make any contributions to the pension plans in fiscal 2005.

Estimated Future Benefit Payments

	Pension Benefits		Other Postretirement Benefits		
Year Ending	Qualified	Non-Qualified	Retiree Medical	Retiree Life	LTD
2005	$ 60,004,000	$1,433,000	$ 25,390,000	$1,271,000	$208,000
2006	58,148,000	1,451,000	27,507,000	1,291,000	149,000
2007	58,634,000	1,461,000	28,889,000	1,311,000	98,000
2008	58,550,000	1,461,000	29,121,000	1,330,000	100,000
2009	58,576,000	1,461,000	28,817,000	1,348,000	102,000
2010-2014	283,856,000	7,302,000	129,336,000	6,985,000	368,000

Defined Contribution Plans

The Company has a defined contribution retirement plan that includes most U.S. non-Wisconsin employees. Under the plan, the Company makes an annual contribution on behalf of covered employees equal to 2% of each participant's gross income, as defined. For fiscal 2002, the net expense related to these plans was $1.6 million. Effective July 1, 2002, this plan was frozen, and no future employer contributions will be made.

Employees of the Company may participate in a salary reduction deferred compensation retirement plan. A maximum of 1-1/2% or 3% of each participant's salary, depending upon the participant's group, is matched by the Company. For certain employees, this Company matching contribution is discretionary. The Company contributions totaled $4.6 million in 2004, $4.3 million in 2003 and $4.1 million in 2002.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using an interest rate of 6.25% and 6.00% for fiscal year 2004 and 2003, respectively. Amounts are included in Accrued Employee Benefits in the Consolidated Balance Sheets.

(14) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Domestic Notes Payable, Foreign Loans, Accrued Liabilities and Income Taxes Payable: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year-end.

The estimated fair market values of the Company's Long-Term Debt is (in thousands):

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term Debt -				
5.00% Convertible Notes Due 2006	$ -	$ -	$ 140,000	$ 168,725
7.25% Notes Due 2007	$ 89,403	$ 98,683	$ 89,217	$ 91,873
8.875% Notes Due 2011	$ 271,159	$ 328,502	$ 270,587	$ 324,237

(15) Subsequent Event

On July 7, 2004 Briggs & Stratton Corporation and its subsidiary, Briggs & Stratton Power Products Group, LLC acquired Simplicity Manufacturing, Inc. for $227 million in cash plus certain transaction related expenses. Simplicity designs, manufactures and markets a wide variety of premium yard and garden tractors, lawn tractors, riding mowers, snow throwers, attachments, and other lawn and garden products like rototillers and chipper shredders. This acquisition will be accounted for using the purchase accounting provisions of SFAS No. 141 "Business Combinations". While we have not completed our preliminary purchase price allocation, we have engaged a third party to assist in determining the fair value of the assets acquired. Simplicity has estimated net assets of approximately $75 million as of July 7, 2004.

(16) Separate Financial Information of Subsidiary Guarantors of Indebtedness

In June of 1997, Briggs & Stratton issued $100 million of 7.25% senior notes and in May 2001, the Company issued $275 million of 8.875% senior notes. In addition, Briggs & Stratton has a $275 million revolving credit facility that expires in May 2009 used to finance seasonal working capital needs.

Under the terms of Briggs & Stratton's 8.875% senior notes, 7.25% senior notes and revolving credit agreement, (collectively, the "Domestic Indebtedness"), BSPPG became a joint and several guarantor of the Domestic Indebtedness (the "Guarantor"). The guarantee is a full and unconditional guarantee. Additionally, if at any time a domestic subsidiary of Briggs & Stratton constitutes a significant domestic subsidiary, then such domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Currently all of the Domestic Indebtedness is unsecured. If Briggs & Stratton were to fail to make a payment of interest or principal on its due date, the Guarantor is obligated to pay the outstanding Domestic Indebtedness. Briggs & Stratton had the following outstanding amounts related to the guaranteed debt (in thousands):

	June 27, 2004 Carrying Amount	Maximum Guarantee
8.875% Senior Notes, due March 15, 2011	$ 271,159	$ 275,000
7.25% Senior Notes, due September 15, 2007	$ 89,403	$ 90,000
Revolving Credit Facility, expiring May 2009	$ -	$ 275,000

The following condensed supplemental consolidating financial information reflects the summarized financial information of Briggs & Stratton, its Guarantor and Non-Guarantor Subsidiaries (in thousands):

BALANCE SHEET: As of June 27, 2004	**Briggs & Stratton Corporation**	**Guarantor Subsidiary**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Current Assets	$ 739,007	$ 243,300	$ 227,786	$ (228,100)	$ 981,993
Investment in Subsidiary	352,207	-	-	(352,207)	-
Noncurrent Assets	471,395	175,439	8,326	-	655,160
	$ 1,562,609	$ 418,739	$ 236,112	$ (580,307)	$ 1,637,153
Current Liabilities	$ 226,627	$ 111,992	$ 180,791	$ (218,849)	$ 300,561
Long-Term Debt	360,562	-	-	-	360,562
Other Long-Term Obligations	148,574	9,861	-	-	158,435
Shareholders' Equity	826,846	296,886	55,321	(361,458)	817,595
	$ 1,562,609	$ 418,739	$ 236,112	$ (580,307)	$ 1,637,153
As of June 29, 2003					
Current Assets	$ 617,409	$ 159,067	$ 99,311	$ (68,640)	$ 807,147
Investment in Subsidiary	333,848	-	-	(333,848)	-
Noncurrent Assets	483,227	180,903	3,916	-	668,046
	$ 1,434,484	$ 339,970	$ 103,227	$ (402,488)	$ 1,475,193
Current Liabilities	$ 256,476	$ 51,610	$ 53,846	$ (60,537)	$ 301,395
Long-Term Debt	503,397	-	-	-	503,397
Other Long-Term Obligations	151,521	3,855	38	-	155,414
Shareholders' Equity	523,090	284,505	49,343	(341,951)	514,987
	$ 1,434,484	$ 339,970	$ 103,227	$ (402,488)	$ 1,475,193

STATEMENT OF EARNINGS: For the Fiscal Year Ended June 27, 2004	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 1,562,114	$ 460,122	$ 152,236	$ (227,108)	$ 1,947,364
Cost of Goods Sold	1,205,950	405,720	120,253	(224,431)	1,507,492
Gross Profit	356,164	54,402	31,983	(2,677)	439,872
Engineering, Selling, General and Administrative Expenses	155,830	24,029	25,804	-	205,663
Income from Operations	200,334	30,373	6,179	(2,677)	234,209
Interest Expense	(37,236)	(2)	(84)	(343)	(37,665)
Other (Expense) Income, Net	28,787	(55)	983	(21,255)	8,460
Income Before Provision for Income Taxes	191,885	30,316	7,078	(24,275)	205,004
Provision for Income Taxes	64,473	11,574	1,545	(8,702)	68,890
Net Income	$ 127,412	$ 18,742	$ 5,533	$ (15,573)	$ 136,114
For the Fiscal Year Ended June 29, 2003					
Net Sales	$ 1,369,785	$ 319,000	$ 116,875	$ (148,027)	$ 1,657,633
Cost of Goods Sold	1,107,515	279,436	88,158	(145,555)	1,329,554
Gross Profit	262,270	39,564	28,717	(2,472)	328,079
Engineering, Selling, General and Administrative Expenses	141,497	20,776	15,884	-	178,157
Income from Operations	120,773	18,788	12,833	(2,472)	149,922
Interest Expense	(39,912)	(10)	(644)	177	(40,389)
Other (Expense) Income, Net	28,177	(346)	(8,941)	(9,845)	9,045
Income Before Provision for Income Taxes	109,038	18,432	3,248	(12,140)	118,578
Provision for Income Taxes	34,892	6,328	2,856	(6,136)	37,940
Net Income	$ 74,146	$ 12,104	$ 392	$ (6,004)	$ 80,638
For the Fiscal Year Ended June 30, 2002					
Net Sales	$ 1,334,921	$ 216,243	$ 80,976	$ (102,840)	$ 1,529,300
Cost of Goods Sold	1,104,862	195,630	62,340	(103,496)	1,259,336
Gross Profit	230,059	20,613	18,636	656	269,964
Engineering, Selling, General and Administrative Expenses	123,165	18,421	12,126	-	153,712
Income from Operations	106,894	2,192	6,510	656	116,252
Interest Expense	(43,600)	(50)	(889)	106	(44,433)
Other Income, Net	14,800	8	13,521	(19,638)	8,691
Income Before Provision for Income Taxes	78,094	2,150	19,142	(18,876)	80,510
Provision for Income Taxes	26,552	761	1,567	(1,490)	27,390
Net Income	$ 51,542	$ 1,389	$ 17,575	$ (17,386)	$ 53,120

Notes . . .

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 27, 2004	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income	$ 127,412	$ 18,742	$ 5,533	$ (15,573)	$ 136,114
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:					
Depreciation and Amortization	62,995	3,154	749	-	66,898
Equity in Earnings of Unconsolidated Affiliates	(17,274)	-	(500)	9,898	(7,876)
Loss on Disposition of Plant and Equipment	6,252	163	975	-	7,390
Provision for Deferred Income Taxes	5,604	7,196	-	-	12,800
Change in Operating Assets and Liabilities:					
Increase in Receivables	(34,485)	(10,492)	(132,053)	148,442	(28,588)
Increase in Inventories	(61,003)	(63,860)	(5,475)	1,744	(128,594)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(76)	645	1,448	-	2,017
Increase in Accounts Payable, Accrued Liabilities and Income Taxes	24,386	2,144	108,539	(130,373)	4,696
Increase in Prepaid Pension	(6,022)	(10)	(38)	-	(6,070)
Other, Net	(15,086)	(160)	2,223	-	(13,023)
Net Cash Provided by (Used by) Operating Activities	92,703	(42,478)	(18,599)	14,138	45,764
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(43,526)	(5,518)	(3,918)	-	(52,962)
Proceeds Received on Disposition of Plant and Equipment	659	61	-	-	720
Refund of Cash Paid for Acquisition	5,686	-	-	-	5,686
Other, Net	4,617	-	(225)	-	4,392
Net Cash Used by Investing Activities	(32,564)	(5,457)	(4,143)	-	(42,164)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	(50,550)	51,042	17,740	(18,067)	165
Issuance Cost of Debt	(1,789)	-	-	-	(1,789)
Cash Dividends Paid	(30,408)	-	(3,929)	3,929	(30,408)
Proceeds from Exercise of Stock Options	45,314	-	-	-	45,314
Net Cash (Used by) Provided by Financing Activities	(37,433)	51,042	13,811	(14,138)	13,282
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	(675)	1,372	-	697
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,706	2,432	(7,559)	-	17,579
Cash and Cash Equivalents, Beginning of Year	304,103	1,575	19,137	-	324,815
Cash and Cash Equivalents, End of Year	$ 326,809	$ 4,007	$ 11,578	$ -	$ 342,394

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 29, 2003	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income	$ 74,146	$ 12,104	$ 392	$ (6,004)	$ 80,638
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:					
Depreciation and Amortization	60,268	2,651	607	-	63,526
Equity in (Earnings) Loss of Unconsolidated Affiliates	(9,054)	-	177	3,653	(5,224)
Loss (Gain) on Disposition of Plant and Equipment	4,900	(1,005)	(45)	-	3,850
Provision for Deferred Income Taxes	17,569	6,709	-	-	24,278
Change in Operating Assets and Liabilities:					
(Increase) Decrease in Receivables	(1,122)	(29,141)	449	23,856	(5,958)
Decrease (Increase) in Inventories	9,542	(14,217)	(9,608)	2,351	(11,932)
Increase in Prepaid Expenses and Other Current Assets	(2,098)	(807)	(1,758)	-	(4,663)
Increase in Accounts Payable, Accrued Liabilities and Income Taxes	21,130	12,331	34,716	(23,856)	44,321
(Increase) Decrease in Prepaid Pension	(13,609)	43	-	-	(13,566)
Other, Net	(5,700)	42	(2,217)	-	(7,875)
Net Cash Provided by (Used by) Operating Activities	155,972	(11,290)	22,713	-	167,395
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(34,855)	(4,251)	(1,048)	-	(40,154)
Proceeds Received on Disposition of Plant and Equipment	255	3,135	74	-	3,464
Other, Net	6,080	-	3,781	-	9,861
Net Cash (Used by) Provided by Investing Activities	(28,520)	(1,116)	2,807	-	(26,829)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net (Repayments) Borrowings on Loans and Notes Payable	(12,741)	12,191	(14,405)	-	(14,955)
Cash Dividends Paid	(27,709)	-	-	-	(27,709)
Proceeds from Exercise of Stock Options	5,490	-	-	-	5,490
Net Cash (Used by) Provided by Financing Activities	(34,960)	12,191	(14,405)	-	(37,174)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-	835	4,643	-	5,478
NET INCREASE IN CASH AND CASH EQUIVALENTS	92,492	620	15,758	-	108,870
Cash and Cash Equivalents, Beginning of Year	211,611	955	3,379	-	215,945
Cash and Cash Equivalents, End of Year	$ 304,103	$ 1,575	$ 19,137	$ -	$ 324,815

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 30, 2002	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income	$ 51,542	$ 1,389	$ 17,575	$ (17,386)	$ 53,120
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:					
Depreciation and Amortization	62,590	2,812	566	-	65,968
Equity in (Earnings) Loss of Unconsolidated Affiliates	(21,645)	-	189	15,275	(6,181)
Loss (Gain) on Disposition of Plant and Equipment	3,593	(387)	(14)	-	3,192
Provision for Deferred Income Taxes	12,103	8,183	-	-	20,286
Change in Operating Assets and Liabilities:					
Increase in Receivables	(44,710)	(1,341)	(15,945)	5,312	(56,684)
Decrease (Increase) in Inventories	126,271	(2,352)	(1,549)	(657)	121,713
Increase in Prepaid Expenses and Other Current Assets	(1,286)	(122)	(111)	-	(1,519)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	31,650	(2,976)	1,617	(5,312)	24,979
(Increase) Decrease in Prepaid Pension	(23,101)	289	-	-	(22,812)
Other, Net	(1,494)	(751)	-	-	(2,245)
Net Cash Provided by Operating Activities	195,513	4,744	2,328	(2,768)	199,817
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	(41,048)	(1,824)	(1,056)	-	(43,928)
Proceeds Received on Disposition of Plant and Equipment	362	9	35	-	406
Other, Net	5,120	-	-	-	5,120
Net Cash Used by Investing Activities	(35,566)	(1,815)	(1,021)	-	(38,402)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Borrowings (Repayments) on Loans and Notes Payable	3,022	(3,697)	(1,021)	-	(1,696)
Repayments on Long-Term Debt	(10,393)	-	-	-	(10,393)
Cash Dividends Paid	(27,219)	-	(2,768)	2,768	(27,219)
Proceeds from Exercise of Stock Options	1,078	-	-	-	1,078
Net Cash Used by Financing Activities	(33,512)	(3,697)	(3,789)	2,768	(38,230)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(106)	1,040	3,083	-	4,017
NET INCREASE IN CASH AND CASH EQUIVALENTS	126,329	272	601	-	127,202
Cash and Cash Equivalents, Beginning of Year	85,282	683	2,778	-	88,743
Cash and Cash Equivalents, End of Year	$ 211,611	$ 955	$ 3,379	$ -	$ 215,945

Report of Independent Registered Public Accounting Firm

To the Shareholders of Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of June 27, 2004 and June 29, 2003, and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the three years in the period ended June 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of June 27, 2004 and June 29, 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Milwaukee, Wisconsin
July 22, 2004

Quarterly Financial Data, Dividend and Market Information (Unaudited)

	In Thousands			Per Share of Common Stock			
						Market Price Range on New York Stock Exchange	
Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss)	Dividends Declared	High	Low
Fiscal 2004							
September	**$ 331,395**	**$ 60,195**	**$ 4,016**	**$ .18**	**$ .33**	**$60.86**	**$49.35**
December	**415,984**	**90,846**	**20,635**	**.87**	**.33**	**68.64**	**58.76**
March	**654,681**	**167,767**	**71,268**	**2.88**	**.33**	**70.55**	**63.36**
June	**545,304**	**121,064**	**40,195**	**1.61**	**.33**	**88.44**	**66.59**
Total	**$ 1,947,364**	**$ 439,872**	**$ 136,114**	**$ 5.53** (1)	**$ 1.32**		
Fiscal 2003							
September	$ 236,496	$ 35,793	$ (7,027)	$ (.32)	$ .32	$40.24	$30.75
December	352,562	67,640	11,744	.53	.32	43.36	32.12
March	560,431	116,220	42,975	1.81	.32	44.40	36.94
June	508,144	108,426	32,946	1.39	.32	51.50	38.06
Total	$ 1,657,633	$ 328,079	$ 80,638	$ 3.49 (1)	$1.28		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 25, 2004 was 4,160.

Net Income per share of Common Stock represents Diluted Earnings per Share.

(1) Refer to Note 2 to Consolidated Financial Statements, for information about Diluted Earnings per Share. Amounts do not total because of differing numbers of shares outstanding at the end of each quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Briggs & Stratton changed independent accountants in August 2004 from Deloitte & Touche LLP to PricewaterhouseCoopers LLP. Information regarding the change in independent accountants was reported in Briggs & Stratton's Current Report on Amended Form 8-K dated August 4, 2004. There were no disagreements or any reportable events subject to Item 304(b) requiring disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Briggs & Stratton has no information to report pursuant to Item 9B.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Executive Officers. Reference is made to "Executive Officers of Registrant" in Part I after Item 4.

(b) Directors. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, under the caption "Election of Directors", and is incorporated herein by reference.

(c) Section 16 Compliance. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, under the caption "Security Ownership of Management – Section 16(a) Beneficial Ownership Reporting Compliance", and is incorporated herein by reference.

(d) Audit Committee Financial Expert. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, under the caption "Corporate Governance- Audit Committee", and is incorporated herein by reference.

(e) Identification of Audit Committee. The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, under the caption "Corporate Governance- Audit Committee", and is incorporated herein by reference.

(f) Code of Ethics. Briggs & Stratton has adopted a written code of ethics, referred to as the Briggs & Stratton Business Integrity Manual applicable to all directors, officers and employees, which includes provisions related to accounting and financial matters applicable to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Controller. The Briggs & Stratton Business Integrity Manual is available on the Company's corporate website at www.briggsandstratton.com. If the Company makes any substantive amendment to, or grants any waiver of, the code of ethics for any director or officer, Briggs & Stratton will disclose the nature of such amendment or waiver on its corporate website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, concerning this item, in the subsection titled "Director Compensation" under the caption "Election of Directors" and the "Executive Compensation" section, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Management" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Briggs & Stratton has no relationships or related transactions to report pursuant to Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is in Briggs & Stratton's definitive Proxy Statement, prepared for the 2004 Annual Meeting of Shareholders, under the caption "Audit Committee Report," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

   The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

   Consolidated Balance Sheets, June 27, 2004 and June 29, 2003

   For the Fiscal Years Ended June 27, 2004, June 29, 2003 and June 30, 2002:
   Consolidated Statements of Earnings
   Consolidated Statements of Shareholders' Investment
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

   Schedule II – Valuation and Qualifying Accounts
   Report of Independent Registered Public Accounting Firm

   All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

   Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JUNE 27, 2004, JUNE 29, 2003 AND JUNE 30, 2002

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Other	Balance End of Year
2004	$ 1,780,000	1,899,000	(2,095,000)	-	$ 1,584,000
2003	$ 1,703,000	129,000	(52,000)	-	$ 1,780,000
2002	$ 1,599,000	(1,222,000)	1,326,000	-	$ 1,703,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Briggs & Stratton Corporation:

We have audited the consolidated financial statements of Briggs & Stratton Corporation and subsidiaries as of June 27, 2004 and June 29, 2003, and for each of the three years in the period ended June 27, 2004, and have issued our report thereon dated July 22, 2004; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Briggs & Stratton Corporation for the years ended June 27, 2004, June 29, 2003 and June 30, 2002, listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Milwaukee, Wisconsin
July 22, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ James E. Brenn

James E. Brenn
Senior Vice President and
Chief Financial Officer

September 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ John S. Shiely

John S. Shiely
Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ James E. Brenn

James E. Brenn
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Ricky T. Dillon

Ricky T. Dillon
Controller (Principal Accounting Officer)

/s/ William F. Achtmeyer

William F. Achtmeyer
Director

/s/ Jay H. Baker

Jay H. Baker
Director

/s/ Michael E. Batten

Michael E. Batten
Director

/s/ David L. Burner

David L. Burner
Director

/s/ Mary K. Bush

Mary K. Bush
Director

/s/ Robert J. O'Toole

Robert J. O'Toole
Director

/s/ Charles I. Story

Charles I. Story
Director

/s/ Brian C. Walker

Brian C. Walker
Director

*Each signature affixed as of September 9, 2004.

BRIGGS & STRATTON CORPORATION
(Commission File No. 1-1370)

EXHIBIT INDEX
2004 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated June 14, 2001. (Filed as Exhibit 99 to the Company's Report on Form 8-K dated June 14, 2001 and incorporated by reference herein.)
3.2 (a)	Amendment to Bylaws Adopted by Resolution of the Board of Directors on April 21, 2004. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended March 28, 2004 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, between Briggs & Stratton Corporation and Firstar Trust Company which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A dated as of August 7, 1996 and incorporated by reference herein.)
4.0 (a)	First Amendment to the Rights Agreement. (Filed as Exhibit 4 to the Company's Report on Form 10-Q for the quarter ended December 29, 2002 and incorporated by reference herein.)
4.1	Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.2	Form of 7-1/4% Note due September 15, 2007 of Briggs & Stratton Corporation issued pursuant to the Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.2 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.3	Resolutions of the Board of Directors of Briggs & Stratton Corporation authorizing the public offering of debt securities of Briggs & Stratton Corporation in an aggregate principal amount of up to $175,000,000. (Filed as Exhibit 4.3 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.4	Actions of the Authorized Officers of Briggs & Stratton Corporation authorizing the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.4 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.5	Officers' Certificate and Company Order of Briggs & Stratton Corporation executed in conjunction with the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.5 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)

Exhibit Number	Document Description
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.8	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
4.9	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490, and incorporated herein by reference.)
10.0*	Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 29, 1998 and incorporated by reference herein.)
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.1 (a)*	Amendment to Supplemental Executive Retirement Plan. (Filed as Exhibit 10.1 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed herewith.)
10.3*	Form of Change of Control Employment Agreements. (Filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1993 and incorporated by reference herein.)
10.3 (a)*	Amendment to Change in Control Employment Agreements. (Filed herewith.)
10.4 (a)*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)

Exhibit Number	Document Description
10.4 (b)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5 (a)*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (b)*	Amendment to Stock Incentive Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.5 (c)*	Amendment to Stock Incentive Plan. (Filed herewith.)
10.6*	Amended and Restated Premium Option and Restricted Stock Program. (Filed herewith.)
10.6 (a)*	Form of Stock Option Agreement under the Premium Option and Restricted Stock Program. (Filed herewith.)
10.6 (b)*	Form of Restricted Stock Award Agreement under the Premium Option and Restricted Stock Program. (Filed herewith.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed herewith.)
10.12*	Amended and Restated Director's Premium Option and Stock Grant Program. (Filed herewith.)
10.12 (a)*	Form of Director's Stock Option Agreement under the Director's Premium Option and Stock Grant Program. (Filed herewith.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.14 (a)*	Amendment to Executive Life Insurance Program. (Filed as Exhibit 10.14 (a) to the Company's Report on Form 10-K for fiscal year ended June 29, 2003 and incorporated by reference herein.)
10.14 (b)*	Amendment to Executive Life Insurance Plan. (Filed herewith.)
10.15 (a)*	Key Employees Savings and Investment Plan. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.15 (b)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated by reference herein.)
10.15 (c)*	Amendment to Key Employee Savings and Investment Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 30, 2003 and incorporated by reference herein.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)

Exhibit Number	Document Description
10.17*	Briggs & Stratton Product Program. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 30, 2002 and incorporated by reference herein.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23.1	Consent of Independent Registered Public Accounting Firm. (Filed herewith.)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of Form 10-K.

Directors

WILLIAM F. ACHTMEYER	Chairman and Managing Partner of The Parthenon Group, a leading strategic advisory and principal investment firm
JAY H. BAKER (1)(2)	Retired President, Kohl's Corporation, an operator of family oriented, specialty department stores
MICHAEL E. BATTEN (1)(3)(4)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, a manufacturer of power transmission equipment
DAVID L. BURNER (2)(4)	Retired Chairman, Goodrich Corporation, an aircraft systems and services company
MARY K. BUSH	President, Bush International, a consulting firm that provides advice to companies on financial strategies and business development and to governments on financial market matters
ROBERT J. O'TOOLE (2)(4)	Chairman of the Board, President and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY (3)	Chairman, President and Chief Executive Officer of the Corporation
CHARLES I. STORY (1)(3)	President and Chief Executive Officer, INROADS, Inc., an international non-profit training and development organization which prepares talented minorities for careers in business and engineering
BRIAN C. WALKER (2)	President and Chief Executive Officer, Herman Miller, Inc., a global provider of office furniture and services

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

JOHN S. SHIELY	Chairman, President & Chief Executive Officer
JAMES E. BRENN	Senior Vice President & Chief Financial Officer
PAUL M. NEYLON	Senior Vice President – Engine Products Group
STEPHEN H. RUGG	Senior Vice President – Sales & Service
THOMAS R. SAVAGE	Senior Vice President – Administration
TODD J. TESKE	Senior Vice President & President – Briggs & Stratton Power Products Group, LLC
DAVID G. DEBAETS	Vice President & General Manager – Large Engine Division
RICKY T. DILLON	Controller
MARK R. HAZELTINE	Vice President & Sales Manager – Consumer Products
ROBERT F. HEATH	Secretary
WILLIAM H. REITMAN	Vice President – Marketing
MICHAEL D. SCHOEN	Vice President – International Group
VINCENT R. SHIELY	Vice President & General Manager – Engine Products Group
CARITA R. TWINEM	Treasurer
JOSEPH C. WRIGHT	Vice President & General Manager – Lawn & Garden Division

Appointed Vice Presidents & Subsidiary Officers

JEFFREY G. ALBRIGHT	President, Asia
LARRY D. BARTLING	Vice President & General Manager – Small Engine Division
EDWARD D. BEDNAR	Vice President & General Manager – International Business Development
PHILIP J. CAPPITELLI	Vice President & General Manager – Chore Power & Vanguard Business Unit
JOHN R. GUY III	Vice President & General Manager – Distribution/Administration
ROBERT F. HEATH	Vice President & General Counsel
PETER J. HENERY	Managing Director, Australasia & Vice President – International Distribution
STEVEN G. HOCH	Vice President & General Manager – Consumer Ride Business Unit
PETER HOTZ	Vice President – Engineering
DOUGLAS D. JINGST	Vice President & General Manager – International Operations
MARVIN B. KLOWAK	Vice President – Research & Development & Quality
RICHARD L. KOLBE	Vice President – Information Technology
JEFFREY G. MAHLOCH	Vice President – Human Resources
JAMES T. MARCEAU	Vice President – Asian Operations
RONALD P. MCGREGOR	Vice President – Purchasing
KEITH L. PAIGE	Managing Director, Europe
PAUL R. PESCI	Vice President & Sales Manager – Commercial Power & President – Briggs & Stratton Daihatsu
MARK S. PLUM	Vice President – Sales & Marketing – Briggs & Stratton Asia
ANN L. ROCHE	Vice President & General Manager – Micro Engine Business Unit
MARY SAUSEN	Vice President – Brand Marketing
MARGARET E. STRATTON	Vice President & General Manager – Consumer Walk Engine Business Unit
GEORGE R. THOMPSON III	Vice President – Corporate Communications & Community Relations
PEGGY L. TRACY	Vice President & General Manager – Service Business Unit
MICHAEL J. WINNEMULLER	Vice President – Technical Services
RICHARD R. ZECKMEISTER	Vice President – North American Consumer Marketing & Planning

Appointed Vice Presidents & Subsidiary Officers

Briggs & Stratton Power Products Group, LLC

JAMES H. DENEFFE	Senior Vice President – Business Development
FLOYD L. BRETZMAN	Vice President – Standby Generator System Sales
HAYES A. HOLLIBAUGH	Vice President – Home Power Products Sales
TIMOTHY J. LEMONT	Vice President & General Manager – Business Units
DAVID T. MAUER	Vice President – Operations
WESLEY C. SODEMANN	Vice President – Global Research and Development

Simplicity Manufacturing, Inc.

JAMES A. WIER	Chief Executive Officer
GEORGE C. COVERT	Executive Vice President – Manufacturing
DON S. SCHOONENBERG	Executive Vice President – Finance
HAROLD L. REDMAN	Senior Vice President – Sales & Marketing
RICHARD E. FIELDER	Vice President – Commercial Sales
JOHN C. HELD	Vice President – Customer Service
RICHARD W. MARCELLUS	Vice President – Marketing
JAMES H. MYERS	Vice President – Sales
STEVEN J. WEBER	Vice President – Engineering
ARTHUR F. YOUNG	Vice President – Human Resources

Snapper Products

SHANE SUMNERS	President & Chief Operating Officer
BRUCE L. BROADRICK	Vice President – Sales Administration
EMILY L. JAMES-LESSER	Vice President – Human Resources
HOWARD E. JONES	Vice President – Chief Information Officer
SCOTT L. MURRAY	Vice President – Distribution
DAVE A. TIEDMAN	Vice President – Engineering

Ferris Industries

PHILIP H. WENZEL	President & Chief Operating Officer
JEROME M. DAWES	Vice President – Finance
WILLIAM L. SHEA	Vice President – Marketing & Sales

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, the latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, Section 16 filings, code of ethics for principal executive, financial and accounting officers and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact James E. Brenn, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact George R. Thompson, Vice President – Corporate Communications & Community Relations, at 414-259-5312.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

National City Bank
Corporate Trust Operations
Locator 5352
P.O. Box 92301
Cleveland, OH 44193-0900

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to National City Bank, at 1-800-622-6757.

FISCAL 2004 AUDITORS

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201

BRIGGS & STRATTON®

THE POWER THAT WORKS FOR YOU.™